Exhibit 99.1

Technical Report and Updated Mineral Resource Estimate on the
Ann Mason Project Nevada, USA For:
Entrée Gold Inc. Effective Date: March 26, 2012

Prepared by:

Jackson, Scott, F.AusIMM Cinits, Robert, P.Geo. Jones, Lyn, P.Eng.

TABLE OF CONTENTS

1.0	Summary		1
	1.1	Overview	1
	1.1	Location, access and infrastructure	1
	1.2	Land Tenure	2
	1.3	Regional History	3
	1.4	Ann Mason History	4
	1.5	Geology and Mineralization	4
		1.5.1 Ann Mason Deposit	4
		1.5.2 Blue Hill Target	6
	1.6	Current Exploration Program	7
	1.7	Metallurgical Testwork	10
	1.8	Mineral Resources	10
	1.9	Interpretation and Conclusions	12
	1.1	Recommendations	13
2.0	Introduction		16
	2.1	General	16
	2.2	Terms of References	16
	2.3	Responsibility	17
	2.4	Site Visits	17
3.0	Reliance on Other Experts		18
4.0	Property Description and Location		19
	4.1	Location	19
	4.2	Project Description	22
	4.3	Underlying Agreements	25
		4.3.1 McIntosh Mining Lease and Option to Purchase Agreement	25
		4.3.2 Bronco Creek Option Agreement	25
		4.3.3 Nev Prospect, LLC Purchase and Sale Agreement	25
	4.4	Land Tenure	25
	4.5	Environmental Considerations and Permitting	26
		4.5.1 Ann Mason Deposit Area	26
		4.5.2 Notices of Intent	27
5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography		28
	5.1	Accessibility	28
	5.2	Climate	28
	5.3	Local Resources	29
	5.4	Infrastructure	29

	5.5	Physiography	30
6.0	History		31
	6.1	Yerington Mining District	31
	6.2	Ann Mason Project	32
		6.2.1 General	32
		6.2.2 Anaconda, 1956 – 1980	35
		6.2.3 Arimetco, 1990	35
		6.2.4 Phelps Dodge Corporation, ~1995	35
		6.2.5 Mount Isa Mines, 2002 – 2003	36
		6.2.6 Giralia Resources NL, 2003	36
		6.2.7 Lincoln Gold Corporation, 2004-2005	36
		6.2.8 PacMag, 2005 – 2009	36
		6.2.9 Honey Badger Exploration Inc., 2007-2009	39
		6.2.10 Bronco Creek Exploration Inc.	40
	6.3	Historical Drilling Summary	40
	6.4	Historical Resources	41
		6.4.1 Anaconda, 1976	42
		6.4.2 PacMag, 2006	42
		6.4.3 Entrée, 2010	43
7.0	Geological Setting and Mineralization		45
	7.1	Regional Geology	45
	7.2	Local Geology	45
	7.3	Ann Mason Deposit Geology	46
		7.3.1 McLeod Hill Suite	49
		7.3.2 Bear Suite	49
		7.3.3 Luhr Hill Suite	50
		7.3.4 Other Intrusive Rock Types	51
		7.3.5 Tertiary Volcanic Rocks	52
		7.3.6 Structure	52
		7.3.7 Alteration	53
	7.4	Mineralized zones	54
		Ann Mason Deposit	54
	7.4.2	7.4.1 Blue Hill Target	57
8.0	Deposit Type		58
	8.1	Porphyry Copper Deposits	58
	8.2	Supergene Oxide Copper Deposits	59
9.0	Exploration		61
	9.1	Introduction	61
	9.2	Geological Compilation, Ann Mason and Blue Hill	63
		9.2.1 Topography and Coordinates	63
	9.3	Soil Surveys	63
		9.3.1 Soil Geochemistry Compilation, Blue Hill Target Area	63
		9.3.2 XRF Soil Survey and Mapping Program, 2009	64

		9.3.3 Soil Geochemistry and pH Survey, Roulette Target, 2009	67
	9.4	Geophysics	69
		9.4.1 Geophysics Compilation: Honey Badger and Anaconda Data	69
		9.4.2 Geophysical Programs, 2010 and 2011	69
	9.5	Petrographic work	77
	9.6	Drilling	77
10.0	Drilling		78
	10.1	General	78
	10.2	Ann Mason Deposit	79
	10.3	Blue Hill Target	85
	10.4	Roulette Target	92
	10.5	Blackjack Northeast Target	93
11.0	Sample Preparation, Analyses and Security		94
	11.1	Introduction	94
	11.2	Diamond Drill Core Sampling	94
		11.2.1 PacMag (2006-2008)	94
		11.2.2 Entrée Gold (2010 to Present)	95
	11.3	Reverse circulation Drilling And Sampling	96
		11.3.1 PacMag (2006-2008)	96
		11.3.2 Entrée Gold (2010 to Present)	96
	11.4	Sample Preparation and Analyses	97
		11.4.1 PacMag (2006 to 2008)	97
		11.4.2 Entrée Gold – ALS Chemex Samples (2010 to July 2011)	98
		11.4.3 Entrée Gold – Skyline Samples (July 2011 to Present)	99
	11.5	Core Re-Assaying Programs	99
		11.5.1 PacMag (2006)	99
		11.5.2 Entrée (2012)	102
	11.6	Bulk Density Sampling (Entrée 2011 to Present)	102
	11.7	QA/QC Programs	104
		11.7.1 PacMag (2006-2008)	104
		11.7.2 Entrée Gold (als chemex Laboratory – 2010 - July 2011)	104
		11.7.3 Entrée Gold Skyline Samples ( From July 2011)	112
	11.8	Check Samples	118
		11.8.1 Same Lab Check Assays	118
		11.8.2 ALS-Skyline Check Assays	120
		11.8.3 ALS-ACME Check Assays	121
12	Data Verification		124
	12.1	Data Verification	124
		12.1.1 QA/QC Program Review	124
		12.1.2 Assay Database Verification	124
		12.1.3 Independent Review of Core Samples	124
		12.1.4 Drill Hole Location	125
		12.1.5 Logging Review	125

13.0	Mineral Processing and Metallurgical Testing		126
	13.1	Introduction	126
	13.2	The Anaconda Company, 1970	126
	13.3	Metcon Research, 2011	128
		13.3.1 Head Characterisation	128
		13.3.2 Rougher Flotation Tests	128
		13.3.3 Cleaner Flotation Tests	130
		13.3.4 Locked Cycle Testing	130
		13.3.5 Cu/Mo Separation	131
		13.3.6 Minor Element Analysis	132
		13.3.7 On-Going Work	134
		13.3.8 Conclusions	134
14.0	Mineral Resource Estimates		135
	14.1	Introduction	135
	14.2	Geological Modelling	135
		14.2.1 Singatse Fault	135
		14.2.2 Lithology	136
		14.2.3 Alteration	138
		14.2.4 Structure	138
		14.2.5 Sulphide Species	139
	14.3	Estimation Domains	140
		14.3.1 Copper Envelope	140
		14.3.2 Molybdenum Envelope	142
		14.3.3 Analysis - Copper Envelope	143
		14.3.4 Analysis - Molybdenum Envelope	145
		14.3.5 Analysis - Lithological Controls	146
		14.3.6 Analysis - Sulphide Species	148
		14.3.7 Multivariate analysis	151
		14.3.8 Final Domains	153
	14.4	Compositing	154
		14.4.1 Top cuts	155
	14.5	Variography	155
	14.6	Bulk Density	156
	14.7	Estimation	158
		14.7.1 Results	162
		14.7.2 Checking	162
	14.8	Classification	166
	14.9	Tabulation of Resources	168
15.0	Adjacent properties		169
	15.1	Quaterra Resources - Yerington and MacArthur Projects	169
	15.2	Minnesota Mine	171
16.0	Other Relevant Data and Information		172
17.0	Interpretation and Conclusions		173

v

	17.1	Ann Mason	173
		17.1.1 General	173
		17.1.2 Geology, Alteration, Mineralization	173
	17.2	Blue Hill Target	175
	17.3	Current Exploration Program	176
	17.4	Mineral Resource Estimate	177
	17.5	Ann Mason Metallurgy	178
	17.6	Other Targets	179
		17.6.1 Roulette	179
		17.6.2 Blackjack Northeast	179
		17.6.3 Blackjack	180
		17.6.4 Minnesota	180
18.0	Recommendations		181
	18.1	Summary	181
	18.2	Phase 1	181
	18.3	Phase 2	182
19.0	References		184
20.0	Date and signature page		188
	20.1	Date and Signature Page – Scott Jackson	188
	20.2	Date and Signature Page – Robert Cinits	189
	20.3	Date and Signature Page – Lyn Jones	190

LIST OF TABLES

Table 1‑1	Ann Mason Project – Historical Drill Hole Summary	4
Table 4‑1	Ann Mason Project Claims	23
Table 6‑1	Ann Mason Project – PacMag Drill Hole Summary	39
Table 6‑2	Ann Mason Deposit – Historical Drill Hole Summary	41
Table 6‑3	Blue Hill Target – Historical Drill Hole Summary	41
Table 6‑4	Anaconda 1976 Historical ‘Reserve Calculation’ (Souviron, 1976)	42
Table 6‑5	PacMag 2006 JORC Compliant Inferred Resource Estimate (Golder, 2006)	43
Table 6‑6	Wardrop NI 43-101 Compliant Inferred Resource Estimate (Morrison, 2010)	43
Table 7‑1	Sulphide Domains Ann Mason deposit	56
Table 10‑1	Ann Mason Project – Drilling Summary	78
Table 10‑2	Ann Mason Deposit Drilling: Collars location	80
Table 10‑3	Ann Mason Deposit – Significant Drill Intercepts	84
Table 10‑4	Blue Hill Drilling: Collars Location	86
Table 10‑5	Blue Hill Target: Significant Drill Intercepts	87
Table 10‑6	Roulette 2010 Drilling: Collars Location	93
Table 10‑7	Blackjack 2010 Drilling: Collars Location	93
Table 11‑1	Comparative Statistics for Molybdenum	100
Table 11‑2	PacMag Re-sampling of Anaconda Core (Cu Statistics – All Samples)	101
Table 11‑3	PacMag Re-sampling of Anaconda Core (Cu Statistics – Outliers Removed)	101
Table 11‑4	PacMag Re-sampling of Anaconda Core (Cu Statistics – Outliers and High Grades Removed)	101
Table 11‑5	Ann Mason Deposit – Bulk Density Determinations	103
Table 11‑6	Blue Hill Prospect – Bulk Density Determinations	103
Table 11‑7	QC Summary - ALS-Chemex (Sept 9, 2010 to Oct 10, 2011)	105
Table 11‑8	Twin Sample, RC Field Duplicate Failures	107
Table 11‑9	Certified Values (CDN Labs)	109
Table 11‑10	Summary of Standards (ALS Labs)	110
Table 11‑11	QC Summary - Skyline (July 2011 to February 2012)	112
Table 11‑12	Twin Sample, RC Field Duplicate Failures	113
Table 11‑13	Summary of Standards (ALS Labs)	116
Table 11‑14	Check Assay RMA Regression Statistics	119
Table 11‑15	Check Assay RMA Regression Statistics (All data)	120
Table 11‑16	Check Assay RMA Regression Statistics (Outliers Removed)	120
Table 11‑17	Ann Mason – RMA Parameters – Check Samples (Blue Hill)	122
Table 11‑18	Ann Mason – RMA Parameters – Check Samples – No Outliers	122
Table 13‑1	Averaged Flotation Results from 21 Metallurgical Composites	127
Table 13‑2	Head Analysis of the Composite Samples	128
Table 13‑3	Grades and recoveries for the last four cycles of the Locked Cycle Test on composite EG-AM-11-003	131
Table 13‑4	Grades and recoveries for the last four cycles of the Locked Cycle Test on composite EG-AM-11-009	131
Table 13‑5	Minor Element Analysis for the Cu-Mo Separation Tests Final Products	133
Table 14‑1	Summary composite statistics for four variables inside and outside the 0.15% Cu envelope	144

Table 14‑2	Summary Composite statistics: Variables inside and outside the 0.005% Mo envelope	146
Table 14‑3	Summary statistic of Cu, Mo, Au, and Ag per Lithology grouping	147
Table 14‑4	Summary statistic of Cu, Mo, Au, and Ag per Lithology grouping inside the 0.15% Cu envelope	147
Table 14‑5	Summary statistic of Cu, Au, Ag and Mo based on sulphide domains	149
Table 14‑6	Summary statistic of Cu, Au, Ag and Mo based on sulphide domains inside the Cu envelope	149
Table 14‑7	Correlation coefficients inside and outside the 0.15% Cu envelope	151
Table 14‑8	Correlation coefficients inside and outside the 0.005% Mo envelope	151
Table 14‑9	Domain codes applied for estimation	154
Table 14‑10	A summary statistic comparison of raw data to 5m composite data	155
Table 14‑11	Outlier restriction parameters	155
Table 14‑12	Summary variograms for all elements	156
Table 14‑13	Summary Statistic of BD for two methods	157
Table 14‑14	Summary statistic of All BD (with wax) data based on lithology domains	157
Table 14‑15	Summary statistic of all BD (with wax) data based on sulphide species domains	157
Table 14‑16	Summary statistic of all SG WAX based on 0.15% Cu domain	157
Table 14‑17	BD assignment for Ann Mason	158
Table 14‑18	Search parameters for Cu	161
Table 14‑19	Search parameters for Mo	161
Table 14‑20	Summary statistic of block model 40m x 40m x 15m	162
Table 14‑21	Ann Mason Deposit Indicated and Inferred Resources, 6 March 2012	168
Table 15‑1	MacArthur Project Mineral Resources (Rozelle, December 2010)	170
Table 17‑1	Ann Mason Deposit Mineral Resources (S. Jackson, March 6, 2012)	178
Table 18‑1	Phase 1 - Recommended Work Program	182
Table 18‑2	Phase 2 - Recommended Work Program	183

LIST OF FIGURES

Figure 4.1	Ann Mason Project Location Map, Nevada State, USA	20
Figure 4.2	Ann Mason Project, Lyon and Douglas Counties, Nevada	21
Figure 4.3	Ann Mason Project Mineral Claim Map	24
Figure 4.4	Map of Approved Work within the Ann Mason Project	27
Figure 6.1	Ann Mason Project – Historical Exploration	33
Figure 6.2	Ann Mason Project - Historical Drilling	34
Figure 7.1	Ann Mason Project Geology	47
Figure 7.2	Ann Mason Deposit Geology	48
Figure 9.1	Entrée Exploration Targets at the Ann Mason Project	62
Figure 9.2	Soil Geochemistry Compilation, Blue Hill Area	65
Figure 9.3	2009 XRF Survey Lines and Geologic Mapping Areas	66
Figure 9.4	Soil Geochemistry and pH Survey: Hydrogen Ion Results	68
Figure 9.5	Residual Magnetic Intensity – Reduce to Pole	70
Figure 9.6	Ann Mason Project Chargeability at 400m depth	73
Figure 9.7	Ann Mason Project Chargeability at 600m depth	74
Figure 9.8	Ann Mason Project Resistivity at 400m depth	75
Figure 9.9	Ann Mason Project Resistivity at 600m depth	76
Figure 10.1	Ann Mason Deposit - Drill Plan	81
Figure 10.2	Ann Mason Deposit – Section 4,317,700 N	82
Figure 10.3	Ann Mason Deposit – Section 304,300 E	83
Figure 10.4	Blue Hill Target: Drill Plan	89
Figure 10.5	Blue Hill Target: Section A - A’	90
Figure 10.6	Blue Hill Target: Section B- B’	91
Figure 11.1	PacMag Re-sampling of Anaconda Core (Cu RMA Plot - Outliers Removed)	101
Figure 11.2	Blue Hill Prospect – Oxide, Mixed, Sulphide Bulk Density	103
Figure 11.3	Ann Mason: Cu in Field Duplicates	107
Figure 11.4	Ann Mason: Cu in Twin Samples	108
Figure 11.5	Ann Mason: Control Chart Standard STD CDN-CM-7 – Cu (%)	111
Figure 11.6	Example Relative Error Diagram – Quarter-Core Twins (Cu)	113
Figure 11.7	Example Relative Error Diagram – Coarse Duplicates	114
Figure 11.8	Example Relative Error Diagram – Pulp Duplicates	115
Figure 11.9	Example Control Chart – Cu in Reference Standard AM-4	117
Figure 11.10	Example Control Chart – Mo in Reference Standard AM-4	117
Figure 11.11	Cu in Check Samples (outliers excluded)	119
Figure 11.12	Cu in Skyline Check Samples (outliers excluded)	121
Figure 11.13	Cu in ACME Check Samples (Outliers Excluded)	123
Figure 11.14	Mo in ACME Check Assays (Outliers Excluded)	123
Figure 13.1	Effect of Grind Size on Copper and Molybdenum Recovery in Rougher Flotation. (label 003 corresponds to composite sample EG-AM-11-003).	129
Figure 13.2	Effect of Regrind Size on Copper and Molybdenum Recovery in Cleaner Flotation	130
Figure 13.3	Molybdenum Grade-Recovery Curves for the Cu-Mo Separation	132
Figure 14.1	Oblique view of Singatse Fault and Ann Mason drilling (showing Cu) looking from south west	136

Figure 14.2	Oblique view of Jgd-Jpqm contact and Ann Mason drilling looking from south west	137
Figure 14.3	Oblique view of Fault 1A, Fault4 and Ann Mason drilling looking from north west	139
Figure 14.4	Section 4317400 - Gradeshells From Preliminary Cu Estimates and Early Interpretations	141
Figure 14.5	Plan view of 0.15% Cu envelope	141
Figure 14.6	Section 304400E with Cu Envelope Shown	142
Figure 14.7	Cross section 304400E with Cu and Mo envelopes shown	143
Figure 14.8	Contact analysis of Cu grade between inside and outside of 0.15% Cu envelope	144
Figure 14.9	Contact of Au inside and outside 0.15% Cu envelope	145
Figure 14.10	Contact of Ag inside and outside of 0.15% Cu Domain	145
Figure 14.11	Contact analysis of Mo grade between inside and outside of 0.005% Mo domain	146
Figure 14.12	Contact analysis in Cu grade between granodiorite and porphyry quartz monzonite	147
Figure 14.13	Simplified sulphide model in Ann Mason, section N 4317850	148
Figure 14.14	Contact analysis of Cu grade between Py zone and Cpy zone	150
Figure 14.15	Contact analysis of Cu grade between Cpy zone and Bn zone	150
Figure 14.16	Scatter plots of Cu, Au, Ag and Mo inside 0.15% Cu Domain	152
Figure 14.17	Scatter plots of Cu, Au, Ag, Mo inside 0.005% Mo Domain	153
Figure 14.18	Experimental and modelled variogram Cu inside 0.15% Cu domain	156
Figure 14.19	Ann Mason Block model 40m x 40m x 15m	158
Figure 14.20	QKNA for Cu inside 0.15% Cu domain (in choosing number of samples)	159
Figure 14.21	Illustration of search ellipsoid, Cu inside the Cu domain	160
Figure 14.22	N-S slice plot of Cu grade inside the 0.15% Cu domain	163
Figure 14.23	E-W slice plot of Cu grade inside 0.15% Cu domain	163
Figure 14.24	RL slice plot of Cu grade inside 0.15% Cu domain	164
Figure 14.25	North 4317400 section view a comparison between block model to Drill hole composites for Cu inside the Cu domain	164
Figure 14.26	N-S 120m Slice plot of Mo inside 0.005% Mo Domain	165
Figure 14.27	E-W 120m Slice plot of Mo inside 0.005% Mo Domain	165
Figure 14.28	RL 50m Slice plot of Mo inside 0.005% Mo Domain	166
Figure 14.29	Cross section 304,400E with classification strings and distance to nearest sample	167
Figure 14.30	Cross section 304,400E with classification strings and slope of regression for Cu	167

x

1.0	SUMMARY

1.1	Overview

This Technical Report (AMTR12) on the Ann Mason Project (the Project) was prepared jointly by Robert Cinits, P. Geo., Entrée Gold Inc.’s Director, Technical Services and Quantitative Group (QG).  AMTR12 was prepared for Entrée Gold Inc. (Entrée or the Company) to support an updated mineral resource estimate of the Ann Mason deposit and to provide an up-to-date assessment of the Project.  The report is prepared in compliance with National Instrument 43-101 (NI 43-101) and Form 43-101F1.

Entrée is a British Columbia registered resource company, based in Vancouver, and publicly traded on the Toronto Stock Exchange (TSX), NYSE Amex, and the Frankfurt Stock Exchange.  Entrée is a junior mineral exploration company with a focus on the worldwide exploration and development of copper and gold prospects.

Since 2009, through the acquisition of PacMag Metals Limited (PacMag), option agreements, purchase and sale agreements and ground staking, Entrée has consolidated a group of mineral claims west of the town of Yerington, Nevada, covering approximately 7,570 ha.  Together, these claims comprise the Ann Mason Project and host the following principal targets:

•	Ann Mason copper-molybdenum porphyry deposit.

•	Blue Hill oxide-copper and copper-molybdenum sulphide porphyry targets.

In addition, there are several early-stage copper porphyry targets located within 12 kilometres of the Ann Mason deposit, including the Blackjack, Roulette and Minnesota targets.

Since acquiring the Project, Entrée’s exploration work has focused on upgrading and expanding the mineral resources of the Ann Mason deposit, outlining new copper-oxide and sulphide mineralization at Blue Hill and identifying and drill testing new copper targets on other areas of the Project.

1.1	Location, access and infrastructure

The Ann Mason Project is located in west-central Nevada, approximately 75 km southeast of Reno, 45 km southeast of Carson City, the capital of Nevada, and 7 km west of the town of Yerington.  It is centered at approximately latitude 38°60’ 00” N and longitude 119°18’ 00 W, within both Douglas and Lyon counties.

Both the Ann Mason copper-molybdenum deposit and Blue Hill copper-oxide target are located approximately two kilometres apart in the southeast portion of the Project, where topography is mostly rolling mountains, with occasional steep slopes and wide, open valleys.  Elevations range from roughly 1,400 to 1,940 masl.  Roulette, Blackjack, Blackjack Northeast and Minnesota are all early-stage targets. Access is very good to all parts of the Project and work can be completed all year round in a desert environment with hot dry summers and cool winters with occasional snow.

Reno is the closest major city, whose international airport has daily flights to various international and domestic destinations. Yerington (population 3,300) is the closest city to the Project, and can be accessed from Reno along 132 km of paved highway (approximately 1.5 hours).  Yerington is about 7 km east of the Project boundary and has an economy primarily based on agriculture and ranching.  Mining was also significant between the 1950’s and early 1980’s.  Although Yerington has limited services for an advanced project, basic consumables and accommodations are available there.

Northwest Nevada has a well-developed network of paved highways and secondary roads.  Highway 95 links Yerington to the interstate highway system.  The nearest access to the rail network is located at Wabuska, 19 km north of Yerington.  There is a small airport in Yerington with a 1.8 km paved runway but no regular scheduled flights.  Yerington is connected to the State power grid and there is a power substation located in Weed Heights, adjacent to the former Yerington mine, 2.5 km east of the Property.

The nearest sources of water are the Walker River, located about 5.5 km east of the Property and the northern portion of Smith Valley, 7 km southwest of Ann Mason.

1.2	Land Tenure

The Ann Mason Project comprises 1,008 unpatented lode mining claims and three patented lode mining claims covering a total area of approximately 7,570 hectares (18,700 acres).  The claims extend as a contiguous block (surrounding a few isolated third party claim blocks), approximately 14 kilometres north-south and 9 kilometres east-west and are described as follows:

1)
323 unpatented claims are 100% owned and held by M.I.M. (U.S.A.) Inc. (MIM), a wholly-owned subsidiary of Entrée.  MIM was acquired by Entrée in connection with the acquisition of PacMag, an Australian company based in Perth in June 2010.  Of these 323 claims, 306 claims were acquired through the PacMag acquisition and 17 claims were subsequently staked by the Company.  Some of the claims acquired through the merger were previously referred to by the Company as the Ann Mason property and included both the Ann Mason deposit and the Blue Hill oxide target.  Previous reporting was limited to this portion of the Project.

2)
413 unpatented claims are held by Entrée Gold (US) Inc.  Of these 413 claims, 172 claims are subject to a mining lease and option to purchase agreement with Susan and Larry McIntosh and the balance is 100% owned by Entrée.

3)	55 unpatented claims are held by Susan and Larry McIntosh and are subject to a mining lease and option to purchase agreement.

The 55 claims listed in (3) and 411 claims of the unpatented claims listed in (2) were previously referred to by the Company as the Blackjack property (see Table 4-1).  Entrée earned 51% of Honey Badger Exploration Inc’s (Honey Badger) interest in the Blackjack property from on August 26, 2010 and acquired Honey Badger’s remaining 49% interest on July 27, 2011.

4)
214 unpatented claims are held by Bronco Creek Exploration Inc (BCE) a wholly-owned subsidiary of Eurasian Minerals Inc. (Eurasian Minerals).  Entrée is earning an 80% interest in the claims through an option agreement with the Eurasian Minerals subsidiary.  The area covered by the claims was previously referred to by the Company as the Roulette property.

5)	3 unpatented claims are held by Nev Prospect, LLC. MIM entered into an agreement in February 2012 with Nev Prospect, LLC to acquire a 100% interest in these claims.

6)	3 patented claims are held and 100% owned by Entrée Gold (US) Inc.

1.3	Regional History

Mining in the Yerington District dates back as far as 1865 when copper sulfate was first mined from several mines along the Singatse Range. In the early 1900’s several companies started to consolidate properties in the district and began exploration and development. A smelter was built at Thompson, north of Wabuska, and the Nevada Copper Belt Railroad was constructed from the smelter to service the copper mines. The smelter operated intermittently between 1912 and 1928.

In 1941 Anaconda acquired the Yerington property (an adjacent property currently held by Quaterra Resources Inc. to the east of the Ann Mason Project) and began exploration. By 1950, after an extensive diamond drilling program, Anaconda had proven reserves of 60 million tons averaging between 0.90 and 0.95% copper at the Yerington Deposit. From 1953 to 1965, Anaconda mined the oxide ore and then in 1965, a mill and concentrator were constructed to process sulphide ore.

Several companies subsequently acquired the rights to the Yerington Property, and some minor additional production resulted.  Over a 25 year period (from 1953 to 1978) the Yerington mine processed approximately 162 million tons grading 0.54% copper (1.74 B lbs of Cu).

In 2000 the Yerington Mine was abandoned and the US Environmental Protection Agency (EPA) took over the lead management role. In 2007, Quaterra Resources Inc. (Quaterra) received approval of the United States Court to acquire the Yerington Mine property.

1.4	Ann Mason History

Anaconda explored the Ann Mason Project between 1956 and 1975, with the bulk of the work focused on the Ann Mason deposit area.  During 1969 and 1970, approximately 78,000 ft (~23,775 m) of drilling was done, delineating the initial resources for the Ann Mason deposit.  Anaconda also completed geophysical surveys and metallurgical testwork and the initial drill holes over the Blue Hill Target.

Other companies, including, Phelps Dodge, Mount Isa Mines, Lincoln Gold, PacMag and Honey Badger completed exploration programs over the Project between 1995 and 2009, including varying amounts of RC and/or core drilling.  The historical drilling completed on the project is summarized in Table 1-1 below:

Table 1-1	Ann Mason Project – Historical Drill Hole Summary

Date	Target	Company	No. Drill Holes (core or RC)	Metres (m)
1967 – 1980	Ann Mason	Anaconda	103	40,577
1990	Ann Mason	Arimetco	1	171
2002	Ann Mason	MIM	5	914
2006 - 2008	Ann Mason	PacMag	12	6,973
Subtotal (Ann Mason)			121	48,635
1968 - 1970	Blue Hill	Anaconda	12	2,547
1995	Blue Hill	Phelps Dodge	4	610
2007 - 2008	Blue Hill	PacMag	5	2,648
Subtotal (Blue Hill)			21	5,805
2008	Minnesota	PacMag	3	560
TOTAL	All Targets	All Companies	145	55,000

1.5	Geology and Mineralization

1.5.1	Ann Mason Deposit

The Ann Mason deposit has the characteristics of a typical, large copper-molybdenum porphyry system.  Projected to the surface, the 0.15% copper envelope covers an area approximately 2.3 kilometres northwest and up to 1.3 kilometres northeast.  The known extent of the envelope is more than a kilometre below the surface.  The mineralization remains open in most directions

The deposit is hosted by lithologies from several phases of the Yerington batholith, including, granodiorite (Jgd), porphyritic quartz monzonite (Jpqm), quartz monzonite (Jqm) and younger quartz monzonite porphyry dykes (Qmp-a, Qmp-b and Qmp-c).  Copper mineralization occurs within two primary mineral assemblages: a broad zone of main-stage potassic alteration containing chalcopyrite and bornite; and an overprinted assemblage of chalcopyrite-epidote or chalcopyrite-epidote-quartz.

Within the 0.15% copper envelope the highest grades occur within a 200 to 800 m thick, west-plunging zone that surrounds the intrusive contact between granodiorite and porphyritic quartz monzonite.  Within this zone the highest copper grades are dependent on vein density, sulphide species, frequency and relative age of quartz monzonite porphyry dykes and the mafic content of the granodiorite. Mineralization is closely associated with Qmp-a and Qmp-b quartz monzonite porphyry dykes.

Sulphide domains within the deposit include:

•	an outer pyrite-dominated shell (<0.10% Cu),

•	varying ratios of pyrite > chalcopyrite (0.10 to 0.2% Cu),

•	chalcopyrite ≥ pyrite (0.2 to 0.5% Cu),

•	chalcopyrite (0.2 to 0.5% Cu),

•	chalcopyrite-bornite (0.3 to 0.6% Cu).

Of these domains, the chalcopyrite and chalcopyrite-bornite are the most dominant in terms of overall deposit tonnage; however the chalcopyrite ≥ pyrite domain provides significant tonnage in the northwest portion of the deposit, where recent interpretations show this domain to be more than 600 m thick, grading above 0.30% Cu.

Molybdenum occurs in several of the copper domains, primarily as molybdenite in quartz veins and on fracture or shear surfaces as molybdenum paint. Quartz-chalcopyrite-molybdenite and quartz-molybdenite veins are both present. In quartz veins, molybdenum occurs as disseminations, center-line segregations and borders or selvages.

Alteration types include a broad, main-stage zone of potassic alteration (secondary biotite, K-feldspar), an outer propylitic zone (chlorite and epidote occurring with pyrite) and restricted late-stage overprints of chlorite, sodic (albite or albite + chlorite), sericite, zeolite and gypsum.

Late-stage sodic and sericite alteration occur along late, high-angle faults and as local, pervasive alteration of rocks.  In areas of strong (>15%) albite or sericite alteration, the copper grades can locally be greatly reduced, resulting in copper grades < 0.2% and in places, < 0.05%.  Molybdenum mineralization is not significantly affected by the late sodic alteration, beyond partial remobilization from veins into nearby fractures and shears.

Within the Yerington district, Mesozoic host rocks and copper-molybdenum porphyry deposits have been rotated 60-90º westward by Miocene age normal faulting and extension. As a result, mineralized intercepts in vertical drill holes through Ann Mason represent approximately horizontal intervals across the original pre-tilt geometry of the deposit.

Two prominent structures form structural boundaries to the Ann Mason resource:

•
The relatively flat Singatse Fault truncates the upper surface of the 0.15% copper envelope over most of the northern part of the deposit and juxtaposes sterile, Tertiary volcanic rocks on top of the mineralized intrusives.

•
A high-angle, northwest-trending, southwest dipping fault located along the southwest margin of the resource juxtaposes chlorite-altered rocks with pyrite mineralization in the hanging wall against potassically altered rocks with copper-molybdenum mineralization in the footwall. Copper-molybdenum mineralization in the footwall remains open at depth along the entire strike length of the fault.

Other late, high-angle faults, either with or without sodic or sericite alteration cross the deposit in various orientations.

1.5.2	Blue Hill Target

The Blue Hill Target is about two km northwest of Ann Mason and occurs in a very similar geologic environment.  Two main styles of porphyry mineralization have been identified here:

•	Near surface, oxide/mixed-copper mineralization.

•	Underlying copper-molybdenum sulphide mineralization.

Mineralization at both is hosted primarily by granodiorite and quartz monzonite, with lesser amounts of porphyritic quartz monzonite and quartz monzonite porphyry.  The low-angle, southeast dipping Blue Hill Fault strikes northeast through the middle of the target, cutting off a portion of the near-surface oxide mineralization.  However, sulphides continue below the fault to the southeast.

The oxide zone is exposed on surface and has been traced by drilling as a relatively flat-lying zone covering an area of about 800 by 500 m, and continuing for several hundred metres further to the west as a thinner zone.   Significant copper oxides, encountered in both RC and core drill holes extends from surface to an average depth of 124 metres.  Oxide copper mineralization consists of malachite, rare azurite, black copper-manganese oxides, copper sulphates and copper-bearing limonites.  Mineralization occurs primarily on fracture surfaces and in oxidized veins or veinlets.  A zone of mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of 185 metres.  The copper oxide zone remains open to the northwest and southeast.

Oxide copper mineralization at Blue Hill is interpreted to be the result of in-place oxidation of copper sulphides with only minor transport of copper into vugs, fractures and faults or shear zones. No significant zones of secondary enrichment have been observed.

The copper-mineralized sulphide zone underlies the southern half of the oxide mineralization and continues to depth to the southeast below the Blue Hill fault.  Mineralization consists of varying quantities of chalcopyrite, pyrite, magnetite and molybdenite.  Local, higher grade sulphide mineralization commonly occurs within zones of sheeted veins containing chalcopyrite, magnetite and secondary biotite. Significant amounts of disseminated molybdenum mineralization have been observed locally, often in contact with dykes. To the northwest, below the oxides only a few holes have tested the sulphide potential, however in this direction the sulphides appear to be increasingly pyritic with only minor amounts of copper.

Alteration assemblages are similar to Ann Mason except that original zoning is difficult to discern in areas of pervasive oxidation.  Within zones of sulphide mineralization, propylitic alteration is more widespread and potassic alteration is more restricted to quartz monzonite porphyry dykes and immediately adjacent rocks of the Yerington batholith.  Late stage sodic alteration locally reduces copper grades, similar to what has been observed at Ann Mason.

The sulphide mineralization remains a very early-stage target, with only a few widely-spaced core holes testing it.  It remains open to the southeast, towards Ann Mason.

1.6	Current Exploration Program

Entrée has been actively exploring the Ann Mason Project continuously since early - 2010, focused primarily on drilling at the Ann Mason deposit and Blue Hill target.

At Ann Mason, drilling has concentrated on expanding and upgrading the mineral resources within the 0.15% copper envelope, and defining zones of higher grade mineralization. At Blue Hill, drilling was primarily by reverse circulation (RC), designed to test the extent of shallow oxide copper mineralization, but also to establish the potential for deeper, sulphide mineralization.

PacMag conducted a soil program over the Blue Hill target in 2010, in-filling the data points from their previous survey.  In total, seventy-two samples were collected resulting in a 100-metre sample spacing. Combined with the soil geochemical results acquired from Honey Badger, the program outlined a zone of anomalous copper values that trend about two km northwest (away from the Blue Hill fault) and over width of approximately 1.3 km.

In August 2010, a dipole-dipole Induced Polarization (IP) and resistivity survey was conducted on the Ann Mason deposit and Blue Hill target of the Project. The survey was contracted to Zonge Engineering and Research Organization (Zonge).  A total of 52.2 line-kilometres were surveyed over ten north-south lines. The chargeability results show a strong 1.5 km wide anomaly extending northwestward from Ann Mason to beyond Blue Hill.  The current 0.15% copper envelope occurs at the southeastern limit of the chargeability anomaly and then continues northwest along the central portion of the anomaly.  A large portion of the anomaly remains untested by drilling.

The diamond drill program currently ongoing at Ann Mason is designed to increase both the size and confidence of the resource model.  To date, 27 holes (EG-AM-10-001 to 027) totalling  approximately 30,000 m have been completed and all have been incorporated into the current mineral resource estimate.  All sampling from Entrée’s drilling includes copper, molybdenum, gold and silver analyses.

A selection of some of the best results from Entrée’s drilling at the Ann Mason deposit is provided on Table 1-1:

Table 1-1: Selected Significant Drill Intercepts – Ann Mason Deposit

	From (m)	To (m)	Length (m)	Cu %	Au g/t	Ag g/t	Mo %	CuEq* %
EG-AM-10-001	214	1202	988	0.31	0.04	0.76	0.010	0.38
including	472	812	340	0.40	0.06	1.10	0.016	0.51
including	608	646	38	0.60	0.12	2.09	0.018	0.75
EG-AM-10-003	436	1078	642	0.35	0.03	0.65	0.012	0.42
including	714	838	124	0.58	0.06	1.32	0.021	0.71
EG-AM-11-005	139	496	357	0.39	0.05	1.01	0.004	0.44
including	318	450	132	0.52	0.09	1.66	0.002	0.58
EG-AM-11-009	66	768	702	0.41	0.03	0.96	0.011	0.49
including	268	396	128	0.52	0.02	0.74	0.012	0.59
and	554	768	214	0.48	0.07	1.92	0.017	0.60
EG-AM-11-012	658	1096	438	0.38	0.01	0.46	0.004	0.41
including	696	910	214	0.47	0.01	0.58	0.005	0.50
EG-AM-11-013	80	764	684	0.34	0.04	0.88	0.016	0.43
including	290	558	268	0.41	0.05	1.24	0.023	0.54
and	680	764	84	0.40	0.09	1.69	0.012	0.50
EG-AM-11-014	203	1048	845	0.30	0.05	1.14	0.004	0.35
including	570	784	214	0.40	0.07	2.24	0.005	0.47
and	910	1010	100	0.37	0.07	1.31	0.011	0.46
EG-AM-11-015 including and and	240 332 644 944	1138 488 720 1024	898 156 76 80	0.32 0.41 0.41 0.58	0.01 0.02 0.00 0.02	0.37 0.63 0.45 0.69	0.004 0.004 0.006 0.002	0.35 0.45 0.45 0.61
EG-AM-11-020	334	1093	759	0.45	0.02	0.35	0.007	0.49
EG-AM-11-023 including and	132 314 736	1030 408 892	898 94 156	0.33 0.41 0.51	0.02 0.02 0.06	0.44 0.33 1.06	0.011 0.006 0.023	0.39 0.44 0.64
EG-AM-11-024 including	244 244	1026.5 528	782.5 284	0.35 0.54	0.03 0.04	0.49 0.54	0.009 0.003	0.41 0.58
EG-AM-12-026 including and and	314 542 660 804	1032 592 710 1020	718 50 50 216	0.37 0.56 0.48 0.48	0.01 0.02 0.01 0.01	0.41 0.70 0.35 0.46	0.006 0.013 0.007 0.009	0.40 0.63 0.52 0.53
EG-AM-12-027 including and	484 548 696	1054 658 840	570 110 144	0.38 0.47 0.44	0.02 0.02 0.02	0.48 0.63 0.41	0.005 0.007 0.006	0.41 0.51 0.48

*Copper equivalent (“CuEq”) is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and assumed metallurgical recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

Fourteen RC exploration holes were drilled on the Blue Hill copper oxide target in 2010 and an additional ten RC holes, plus four core holes in 2011.  The Blue Hill drill program successfully outlined copper oxide mineralization over an area of 800 by 500 metres, and has partially defined a sulphide mineralized porphyry target that partially underlies the oxides and remains open to the southeast.

A selection of some of the best results from Entrée’s drilling at Blue Hill is provided on Table 1-2:

Table 1-2: Selected Significant Drill Intercepts – Blue Hill Target

HOLE NUMBER	From (m)	To (m)	Width (m)	Cu (%)	Mo (%)	CuEq** (%)	Comment	Hole Type
EG-BH-10-001*	18.29	182.88	164.59	0.18			Oxide/Mixed/Sulphide	RC
including	18.29	44.20	25.91	0.26			Oxide
and	59.44	99.06	39.62	0.21			Oxide
and	105.16	109.73	4.57	0.31			Oxide
and	164.59	172.21	7.62	0.38			Mixed
EG-BH-10-003*	7.62	68.58	60.96	0.19			Oxide	RC
including	56.39	64.01	7.62	0.38			Oxide
	129.54	156.97	27.43	0.28			Mixed/Sulphide
	176.78	184.40	7.62	0.13			Sulphide
EG-BH-10-005	85.34	106.68	21.34	0.40	0.014		Mixed	RC
including	92.96	106.68	13.72	0.48	0.018		Mixed
EG-BH-10-009	12.19	163.07	150.88	0.18			Oxide/Mixed	RC
including	12.19	39.62	27.43	0.36			Oxide
and	111.25	118.87	7.62	0.15	0.019		Oxide
EG-BH-11-015*	18.00	184.00	166.00	0.18			Oxide/Mixed	Diamond
	184.00	191.26	7.26	0.31			Mixed/Sulphide
EG-BH-11-016*	18.00	198.00	180.00	0.18			Oxide/Mixed	Diamond
	198.00	214.28	16.28	0.13			Sulphide
EG-BH-11-017	8.00	144.00	136.00	0.16			Oxide/Mixed	Diamond
including	8.00	78.00	70.00	0.21			Oxide
and	106.00	144.00	38.00	0.15			Mixed
EG-BH-11-018	4.00	108.00	104.00	0.17			Oxide	Diamond
including	4.00	82.00	78.00	0.19			Oxide
EG-BH-11-019***	176.00	190.00	14.00	0.24	0.001	0.25	Sulphide	Diamond
	238.00	882.00	644.00	0.19	0.007	0.22	Sulphide
including	238.00	452.00	214.00	0.24	0.008	0.28	Sulphide
and	764.00	882.00	118.00	0.18	0.017	0.26	Sulphide
EG-BH-11-020	51.82	57.91	6.09	0.17			Oxide	RC
EG-BH-11-021***	218.00	484.00	266.00	0.18	0.003	0.19	Sulphide	Diamond
including	364.00	484.00	120.00	0.24	0.003	0.25	Sulphide
and	532.00	588.00	56.00	0.04	0.046	0.23	Sulphide
EG-BH-11-026	67.06	152.40	85.34	0.21			Oxide/Mixed	RC
EG-BH-11-027*	68.58	179.83	111.25	0.23			Oxide/Mixed	RC
	179.83	188.98	9.15	0.24			Sulphide
EG-BH-11-028*	114.30	140.21	25.91	0.24		0.001	Mixed	RC
	140.21	152.40	12.19	0.26		0.001	Sulphide
EG-BH-11-030	54.86	198.12	143.26	0.21			Oxide/Mixed	RC
including	54.86	135.64	80.78	0.25			Oxide/Mixed
	201.17	240.79	39.62	0.18			Sulphide
EG-BH-11-031*	22.22	33.53	11.31	0.31		0.001	Oxide	Diamond
* Drill holes ending in copper mineralization

** Copper equivalent is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and  assumed recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

*** Reported gold and silver values for holes EG-BH-11-019 and 021 are not shown above, however weighted average intervals are in the range of 0.003 to 0.009 g/t Au and 0.08 to 0.35 g/t Ag. The copper equivalent calculation includes these gold and silver values.

Drilling conducted by Entrée has been accompanied by a thorough QAQC program, which currently includes the regular insertion of coarse blanks, core twins, coarse duplicates, pulp duplicates and standards with each batch.  A review of the regular QC data indicates that the copper and molybdenum assays are of acceptable precision and accuracy to be used in the mineral resource estimate.

At the completion of the assaying, a percentage of the pulps are sent to an independent secondary laboratory for check assays.  This program was still on-going at the time of this report, however initial batches indicate no significant bias between the primary and secondary labs for both copper and molybdenum grades.  A portion of the Anaconda historical core was re-assayed by PacMag and no significant bias was noted for either Cu or Mo between the two sampling campaigns. Entrée has initiated a program of re-sampling and assaying an additional 13,700 metres of Anaconda core (approximately 5,200 samples) from 41 historical drill holes.  This includes additional core from 19 of the 23 drill holes re-sampled by PacMag and core from 22 holes selected by Entrée to provide more uniform coverage within the deposit.  The purpose of the re-assay work is to increase the database of Mo, Au and Ag assays and to allow these to be brought into future estimates.

1.7	Metallurgical Testwork

Metallurgical testwork conducted in 2011 at Metcon Research has indicated that the Ann Mason ore is amenable to concentration by conventional grinding and froth flotation. Locked cycle testing of two composites, representing the chalcopyrite, and chalcopyrite-bornite domains, resulted in copper recovery to final concentrate in excess of 93%, at saleable concentrate grades, and with no penalty elements identified. Good liberation of sulfide minerals was achieved at a moderate primary grind P80 of 100 µm. The potential for producing a separate molybdenum concentrate has also been investigated, but larger scale testing is required in order to generate grade and recovery estimates, as a result of the low sample head grade.

On-going metallurgical testwork on the Ann Mason deposit includes locked-cycle flotation of composite samples from the chalcopyrite-pyrite domain and grindability testing. In addition, column leaching tests are also in progress on samples from the Blue Hill oxide and oxide-sulfide zones.

1.8	Mineral Resources

The mineral resources at the Ann Mason deposit were estimated by Scott Jackson, F.AusIMM, Principal Consultant and Director with Quantitative Group (QG) based out of Perth, Australia.  The estimate incorporates most of the historical drilling at Ann Mason and Entrée drilling to hole EG-AM-12-027.   The effective date of the mineral resource estimate is 6 March 2012.

Approximately 30,000 metres of new drilling in 27 holes were analyzed and evaluated in conjunction with 50,200 metres (119 holes) of historic drilling to prepare this resource estimate.  This estimate also includes re-assay results from portions of 23 holes sampled by PacMag in 2006 and portions of two holes sampled by Entrée in 2011.  Deposit geology, structure, alteration and sulphide zoning have been reinterpreted and modelled based on the integration of historic data with current drilling results.

The basic parameters of the estimate are as follows:

•
A single estimation domain for Cu was created based on using an approximate 0.15% Cu threshold that continues approximately 150m from the outermost drillholes. The mineralization is still open in most directions.

•	A similar but smaller domain was built for Mo using a 0.005% threshold.

•	Assays were composited to 5m in line.

•	Cu and Mo variograms show that there is not a high degree of anisotropy; there is a moderate nugget effect and ranges up to 300m were modelled.

•
Estimation parameters were chosen based on Quantitative Kriging Neighbourhood Analysis (QKNA). For copper, searches were oriented similar to the faults striking NE. Inside the copper domain, composites above 2% were given a restricted range of influence (40m). For Mo a similar strategy was applied at 0.01% Mo.

•	Estimation of 40 x 40 x 15m blocks was by Ordinary Kriging.

•	A single bulk density value was used inside the Cu domain (2.59) and two average density values outside that domain (2.61 in quartz monzonite and 2.57 in granodiorite).

•	The resource was classified using a number of factors, taking into account confidence in the model, data spacing and various complimentary geostatistical parameters, as follows:

-	Indicated: Material inside the 0.15% Cu domain, with a spacing of approximately 100 x 75 or less and a slope of regression (a measure of conditional bias) above 0.7:

-	Inferred: Material inside the 0.15% Cu domains with a spacing of >100m but less than 175m (i.e. the rest of the Cu domain).

-	Not Classified: all material outside the 0.15% Cu domain.

•
The Ann Mason mineral resource has not been constrained by an economic pit shell, but QG’s review of the geometry and depth of the deposit, as well as the grade distribution and cut-off grades and comparison of these to similar-style deposits world-wide demonstrates that the inferred and indicated material has reasonable prospects for eventual economic extraction.

Table 1-3 summarises the Ann Mason mineral resources.

Table 1-3.  Ann Mason Project Indicated and Inferred Resources, 6 March 2012
Cut-off Cu (%)	Indicated Resources
	Tonnes (million)	Cu (%)	Mo (%)	lb Cu (billion)	lb Mo (billion)	CuEq* (%)
0.2	1,115	0.33	0.007	8.04	0.16	0.35
0.25	904	0.35	0.007	6.98	0.13	0.38
0.3	640	0.38	0.007	5.38	0.10	0.41
0.35	391	0.42	0.007	3.60	0.06	0.45
0.4	201	0.46	0.008	2.04	0.03	0.49

Cut-off Cu (%)	Inferred Resources
	Tonnes (million)	Cu (%)	Mo (%)	lb Cu (billion)	lb Mo (billion)	CuEq* (%)
0.2	1,131	0.29	0.004	7.31	0.11	0.31
0.25	780	0.32	0.004	5.56	0.07	0.34
0.3	444	0.36	0.004	3.54	0.04	0.38
0.35	215	0.40	0.004	1.90	0.02	0.42
0.4	82	0.45	0.005	0.82	0.01	0.47
*Copper equivalent is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum and US$15.00/lb and assumed metallurgical recoveries relative to copper of: molybdenum 70%.

1.9	Interpretation and Conclusions

The following are a summary of the important interpretations and conclusions:

 Ann Mason Deposit:

•
The extensive drilling program completed by Entrée since acquiring the Project in 2010 has helped to better understand the structure, alteration and sulphide zoning and mineralization controls at the Ann Mason deposit.

•	The boundaries of the deposit have been expanded to the north, west, southwest and to depth. Mineralization remains open and current drilling is seeking to further extend the deposit.

•	Zones of higher grade copper mineralization (>0.5% Cu) have been identified within the overall 0.15% copper envelope and future drilling will focus on expanding these.

•	The updated resource estimate converts a large percentage of the previous inferred mineral resources to an indicated category and expands the overall size of the deposit.

•
The original work completed by Anaconda did not include the systematic analysis of molybdenum, silver and gold.  The completion of Entrée’s on-going historical core re-sampling program will be important to validate these elements and update the database with these new assays.  Entrée believes that the additional data will strengthen modeling of the molybdenum domain and allow for the inclusion of gold and silver values in future resource estimates.

•
Locked cycle metallurgical testing of two composites, representing the chalcopyrite, and chalcopyrite-bornite domains, resulted in copper recovery to final concentrate in excess of 93%, at saleable concentrate grades, and with no penalty elements identified.

Blue Hill Target:

•	Drilling has outlined a significant zone of near-surface oxide and mixed copper mineralization that is only two km northwest of Ann Mason.

•	A potentially much larger porphyry sulphide target occurs below the oxides and continues to the southeast where it remains open.

•	Bottle roll and column leaching tests are in-progress at Metcon Labs on composite samples from the Blue Hill oxide and mixed (oxide-sulfide) zones.

•
A shallow diamond drill hole (EG-BH-11-031) was drilled to a depth of 33.5 m, at a location roughly midway between Ann Mason and Blue Hill, returning 11.3 metres grading 0.31% copper oxides (to the end of hole).  This hole is an area of previously unknown mineralization that remains open in all directions.  The hole has been deepened during the recent drilling program, but assays are pending.

Other Targets

•	Numerous other excellent mineralization targets occur throughout the Project area

•	The Blackjack, Blackjack Northeast, and Minnesota exploration targets require surface mapping and sampling and further analysis of geophysical data to help in prioritizing drilling plans.

•	The Roulette target requires additional drilling in order to adequately evaluate the potential for discovery of either porphyry copper or high-grade copper skarn deposits.

1.10	Recommendations

A results driven, two-phase exploration program is recommended with a total budget of approximately $11.14 M.  Phase 1 totals approximately $3.12 M and Phase 2 totals approximately $8.02 M.  The details of the two budgets are provided below.

Phase 1 includes the following work:

•
Additional drilling at Ann Mason to test selected areas of the deposit  down to approximately 1,000 m depth. Entree estimates that this would require in the order of 3 to 4 core holes, with average depths of approximately 800-1000 m.  As needed, RC pre-collars should be completed for the core holes.

•
Entrée should continue to advance its current understanding on the mineralization controls on Ann Mason and improving the geological model.  This involves the lithological, alteration and mineralization domains, as well as structure.

•	A number of historic drill holes outside of the Ann Mason deposit area do not have collar coordinates or have unreliable data. These require field checking and a review of documentation.

•	Additional SG measurements are recommended for new drilling and from historic core in order to provide larger database for resource modelling.

•	The Ann Mason resource model should be updated after results from historical core re-assays are returned and from the on-going drilling.

•	An initial mineral resource estimate should be completed for the Blue Hill Target, and if warranted, the results incorporated into the PEA.

•	When complete, the updated mineral resource models should be incorporated into the PEA.

It is expected that the work program, including the drilling (using one drill rig) and the PEA will require about seven months to complete.

Based on positive results from the Phase 1 program described above, a Phase 2 program is recommended.  This work includes mainly drilling, as well as some additional ancillary studies, as described below:

•	Additional drilling at Ann Mason to establish the full extents of the mineralized system down to approximately 1,000 m depth

•
Additional drilling at Ann Mason to follow-up on deeper (1,000 to 1,500 m deep) higher grade mineralization, identified during the current drilling program, to the northwest and west of the current 0.15% Cu grade envelope.

•	Additional drilling at Blue Hill to further outline the extents of the near-surface oxide and mixed copper mineralization and deeper sulphide mineralization

•	Drilling to identify potential near-surface mineralization between Ann Mason and Blue Hill

•	The various geophysical surveys should be consolidated into one study that identifies and prioritizes exploration targets.

•	Baseline environmental work, as well as hydrologic studies should continue for the Project Area.

Entrée estimates that this would require in the order of 18 to 20 core holes, with average depths of approximately 800-1000 m and 15 to 20 shallow RC holes with average depths of 200-250m.  As needed, RC pre-collars should be completed for the core holes.

It is expected that the work program, will require about nine months to complete, using two drill rigs.

2.0	INTRODUCTION

2.1	General

Entrée Gold Inc. (Entrée or the Company) is a British Columbia registered resource company, based in Vancouver, and publicly traded on the Toronto Stock Exchange (TSX), NYSE Amex, and the Frankfurt Stock Exchange.  Entrée is a junior mineral exploration company with a focus on the worldwide mineral exploration and development of copper and gold prospects.  Entrée Gold (US) Inc. (Entrée US) is the 100% owned Entrée subsidiary, which operates in the United States.

Since 2009, through the acquisition of PacMag Metals Limited (PacMag), option agreements, purchase and sale agreements and ground staking, Entrée has consolidated a group of mineral claims west of the town of Yerington, Nevada.  The majority of these claims now form the Ann Mason Project (the Project), which includes the Ann Mason deposit, a copper-molybdenum porphyry hosted by granodiorite and quartz monzonite; the Blue Hill copper target located 2 kilometres northwest of the Ann Mason deposit and other copper targets located within 12 kilometres of the deposit.

Since acquiring the Project, Entrée’s exploration work has focused on increasing the mineral resources of the Ann Mason deposit, defining potential mineral resources at Blue Hill and identifying and drill testing new copper targets on other areas of the Project.

2.2	Terms of References

This National Instrument 43-101 (NI 43-101) compliant Technical Report on the Ann Mason Project (AMTR12 or the Technical Report) was prepared jointly by Robert Cinits, P.Geo., Entrée Gold Inc.’s Director, Technical Services and Quantitative Group (QG).  AMTR12 was prepared for Entrée to provide an updated mineral resource estimate of the Ann Mason deposit and to provide an up to date assessment of the Project.

Previous NI 43-101 technical reports  were completed in 2010 by Wardrop Engineering Inc. (Wardrop) to present the initial mineral resource estimate for the Ann Mason deposit (Morrison, 2010), and in 2011 by Wardrop and Robert Cann, M.Sc., P.Geo., Entrée’s Vice President, Exploration, to provide an updated review of the Ann Mason property (Morrison and Cann, 2011). These reports are on file on the SEDAR website (www.sedar.com). A portion of the background information and technical data for this Technical Report were obtained from these reports.   It is noted however that the Ann Mason Project as described here-in encompasses a greater area than that stated in previous reports, which focused on the area immediately surrounding the Ann Mason deposit and Blue Hill oxide target (formerly called the Ann Mason property).  This report includes additional lands controlled by Entrée that are contiguous to the area previously reported on.

The following technical report conforms to the standards set out in NI 43-101, Standards and Disclosure for Mineral Projects and is in compliance with Form 43-101F.

The Effective Date of the Mineral Resource at Ann Mason is March 6, 2012. The Effective Date of the current Technical Report is March 26, 2012.

All measurement units used in this report are metric, and currency is expressed in US dollars unless stated otherwise.

2.3	Responsibility

The following Qualified Persons (QPs) authored various sections of this technical report as described below:

Robert Cinits, P. Geo. is the Director, Technical Services for Entrée and is the QP with overall responsibility for report preparation and preparation of any report sections not specifically completed by Scott Jackson and Lyn Jones.

Scott Jackson, F.AusIMM, is a principal of Quantitative Group (QG) based in Perth, Australia and is the Qualified Person (QP) responsible for the updated resource estimate (Sections 1.8, 14 and 17.4). Scott Jackson and QG are independent of Entrée, or of any associated company to Entrée.

Lyn Jones, P. Eng., is a senior associate metallurgist for AGP Mining Consultants Inc. (AGP) based in Barrie, Ontario and is the QP responsible for the Mineral Processing and Metallurgical Testing sections (Sections 1.7, 13 and 17.5).  Mr. Jones and AGP are independent of Entrée, or of any associated company to Entrée.

2.4	Site Visits

Scott Jackson visited the Project between September 14 and 19, 2010 and between August 19 and 24, 2011.

Robert Cinits has visited the Project numerous times between August 2011 and the date of this report.

Lyn Jones has not visited the Project.

3.0	RELIANCE ON OTHER EXPERTS

QG and the authors of this report have relied exclusively on information provided by Entrée concerning the title to and status of the patented and unpatented lode claims comprising the Ann Mason Project, the underlying agreements which apply to certain of the claims, and permitting.  The information appears in sections 4.2 (Project Description), 4.3 (Underlying Agreements), 4.4 (Land Tenure) and 4.5 (Environmental Considerations and Permitting) of this Technical Report.  Neither QG nor any of the authors of this report: (a) have independently conducted any title or other searches with respect to such matters or otherwise independently verified such information; or (b) assume responsibility for the accuracy of this information.

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Ann Mason Project is located in west-central Nevada, approximately 75 km southeast of Reno, 45 km southeast of Carson City, the capital of Nevada, and 7 km west of the town of Yerington (Figure 4.1).  It is centered at approximately latitude 38°60’ 00” N and longitude 119°18’ 00 W and lies within Douglas and Lyon counties.

The Ann Mason copper-molybdenum deposit is the principal zone of mineralization defined on the Project.  It is located at approximately latitude 38º 59’ N and longitude 119 º 15’ W on the eastern portion of the project.  The Blue Hill target is a second zone of significant mineralization comprising both copper oxides and sulphides and is located approximately 2 kilometres northwest of the Ann Mason deposit at latitude 39º 0’ N and 119º 17” W.  The Roulette target is a copper occurrence also on the Project (see Figure 4.2).

The Project lies within the Yerington Mining District, a historical copper mining district that covers the eastern side of the Project in Lyon County.

Figure 4.1	Ann Mason Project Location Map, Nevada State, USA

N
Denio
McDermitt
Black Rock Desert
Santa Rosa Range
Independence Mts
Humboldt R
Winnemucca
Wells
41°N
Battle Mountain
80
Elko
UTAH
Ruby Mts
Pyramid Lake
Trinity Range
Lovelock
GREAT
ANN MASON PROJECT
Carson Sink
Reno
Sparks
Fallon
Virginia City
Carson City
Austin
Eureka
Shoshone
Toiyabe Range
Ruth
Ely
Egan Range
Schell Creek Range
39°N
Lake Tahoe
Yerington
Walker Lake
Round Mountain
Monitor Range
Hot Creek Range
120°W
Hawthorne
BASIN
Grant Range
Tonopah
Pioche
Panaca
Caliente
SCALE
kilometres
0 40 80
0 50 100
miles
Pahute Mesa
37°N
119°W
Beatty
Mesquite
CALIFORNIA
Indian Springs
Sheep Range
Lake Mead
15
LEGEND
Project Site
Cities, Towns
Highways
Lakes, Rivers
Las Vegas
Henderson
Boulder City
Colorado River
118°W
ARIZONA
Lake Mohave
Laughlin
35°N
117°W
source: USGS; Department of the Interior

Figure 4.2	Ann Mason Project, Lyon and Douglas Counties, Nevada

300,000 mE
305,000 mE
310,000 mE
N
Minnesota
Buckskin Range
Lyon County
Douglas County
4,325,000 mN
MacArthur
Singatse Range
Bear
4,320,000 mN
Buckskin
BLUE HILL
OXIDE TARGET
ANN MASON
DEPOSIT
Yerington Pit
Yerington
Roulette
Ludwig
Smith Valley
0
5 km
Project Area
Copper Occurrence
Other Property
County Boundary
Major Road
Maintained Gravel Roads

ENTRÉE GOLD INC.
ANN MASON PROJECT
AREA MAP

NAD83 Zone11
February 27, 2012

4.2	Project Description

Project Description

The Ann Mason Project comprises 1008 unpatented lode mining claims and three patented lode mining claims covering a total area of approximately 7,570 hectares (18,700 acres).  The claims are listed in Table 4-1 and shown as groupings on Figure 4.3.  They can be itemized as follows:

1)
323 unpatented claims are 100% owned and held by M.I.M. (U.S.A.) Inc. (MIM), a wholly-owned subsidiary of Entrée.  MIM was acquired by Entrée in connection with the acquisition of PacMag, an Australian company based in Perth, in June 2010.  Of these 323 claims, 306 claims were acquired through the PacMag merger and 17 claims were subsequently staked by the Company.  Some of the claims that were acquired through the PacMag acquisition were previously referred to by the Company as the Ann Mason property and included both the Ann Mason deposit and the Blue Hill oxide target.  Previous reporting was on this portion of the Project only.

2)
413 unpatented claims are 100% held by Entrée US.  Of these 413 claims, 172 claims are subject to a mining lease and option to purchase agreement with Susan and Larry McIntosh and the balance of the claims is 100% owned by Entrée US.

3)	55 unpatented claims are held by Susan and Larry McIntosh and are subject to a mining lease and option to purchase agreement.

The 55 claims listed in (3) and 411 claims of the unpatented claims listed in (2) were previously referred to by the Company as the Blackjack property (see Table 4-1).  Entrée earned 51% of Honey Badger Exploration Inc.’s (Honey Badger) interest in the Blackjack property on August 26, 2010 and acquired Honey Badger’s remaining 49% interest on July 27, 2011.

4)
214 unpatented claims are held by Bronco Creek Exploration Inc (BCE) a wholly-owned subsidiary of Eurasian Minerals Inc. (Eurasian Minerals).  Entrée is earning an 80% interest in the claims through an option agreement with the Eurasian Minerals subsidiary.  The area covered by the claims was previously referred to by the Company as the Roulette property.

5)	3 unpatented claims are held by Nev Prospect, LLC. MIM has an agreement with Nev Prospect, LLC to acquire a 100% interest in these claims.

6)	3 patented claims are 100% owned and held by Entrée US.

Table 4-1	Ann Mason Project Claims
Claim Names	Map Code	Number of Claims	Claim Area (acres)	Claim Area (hectares)	Claim Type	Registered Owner	Entrée Interest	Former Property	Underlying Agreements
Ann 1-62	Ann	62	1480	599	Unpatented	M.I.M. (U.S.A.) Inc.	100%	Ann Mason
#147 - #150, #176 - #183	#	12
BW1-6	BW	6	120	49	Unpatented	M.I.M. (U.S.A.) Inc.	100%	Ann Mason
AM 1-99, 100A,101-130, 131-161	AM	161	3220	1303	Unpatented	M.I.M. (U.S.A.) Inc.	100%	Ann Mason
BN 1 - BN 32	BN	32	640	259	Unpatented	M.I.M. (U.S.A.) Inc.	100%	Buckskin North
LC 1 - LC 17	LC	17	340	138	Unpatented	M.I.M. (U.S.A.) Inc.	100%	Ludwig
MM 1 - MM 16	MM	16	320	129	Unpatented	M.I.M. (U.S.A.) Inc.	100%	Minnesota
WA 1-280, 283-306	WA	304	6080	2460	Unpatented	Entrée Gold (US) Inc.	100%(1)	Blackjack	163 of the claims subject to a MLOPA(1)
HB N 1-74, 119-123	HBN	79	1580	639	Unpatented	Entrée Gold (US) Inc.	100%	Blackjack
HB 124-138	HB	15	300	121	Unpatented	Entrée Gold (US) Inc.	100%	Blackjack
BJ 1-3	BJ	3	260	105	Unpatented	Entrée Gold (US) Inc.	100%(1)	Blackjack	9 of the 13 claims are subject to a MLOPA(1)
CCP 208-210, 212-217, 225	CCP	10
Grand Tour 1-55	Grand Tour	55	1100	445	Unpatented	McIntosh**	100%(1)	Blackjack	MLOPA(1)
CCP 1-140, 143-207, 211, 218-224, 226	CCP	214	4320	1748	Unpatented	Bronco Creek Exploration Inc.	Earning 80%	Roulette	Option Agreement with Bronco Creek Exploration Inc.
AM 162-176, 178, 179	AM	17	344	139	Unpatented	M.I.M. (U.S.A.) Inc	100%	New Claims
Taubert, Stone Mountain	Taubert Stone Mountain	2	23	9	Unpatented	Entrée Gold US	100%	New Claims
Sylvia 1-3	Sylvia	3	20	8	Unpatented	Nev Prospect, LLC	100%(2)	New Claims	Agreement to acquire a 100% interest(2)
Jim Copper, Brann Copper, Opher Copper	Copper	3	60	24	Patented	Entrée Gold (US) Inc.	100%	New Claims
TOTAL		1011	20207(3)	8175(3)

(1)The following claims are subject to the McIntosh Mining Lease and Option to Purchase Agreement (MLOPA) dated 6/7/06, as amended, but title is held by Entrée US: WA 6-56, 66, 68-106, 108, 110, 229-248, 253-264, 267-280, 283-306; BJ 1; CCP 210, 212-217, 225.  All Grand Tour claims are held by Larry McIntosh (Grand Tour 1-12) or Larry and Susan McIntosh (Grand tour 13-55) and are subject to the McIntosh MLOPA. When and if Entrée exercises its option, it will have a 100% interest in the claims subject to a net smelter returns royalty.  See Section 4.3.1 of the Technical Report below.
(2) The purchase and sale is expected to complete by September 2012, at which time MIM will have a 100% interest in the claims.
(3) Due to the overlapping of claims, the project area is smaller than the total ‘claim area’ listed in the table.  The Project covers a total area of approximately 7,570 hectares (18,700 acres).

Figure 4.3	Ann Mason Project Mineral Claim Map

296000E
298000E
300000E
302000E
304000E
306000E
4326000N
4324000N
4322000N
4320000N
4318000N
4316000N
4314000N
N
MM
HB
HBN
HBN
WA
Copper
BJ
WA
Grand Tour
Taubert
Stone Mountain
AM
BLUE HILL OXIDE TARGET
BN
BW
CCP
Sylvia
ANN MASON DEPOSIT
'#'
Ann
CCP
LC
LEGEND
Unpatented Claims
Patented Claims
Approx. Area Subject to Mining Lease and Option to Purchase
Approx. Area Subject to Option Agreement with Eurasian Minerals
Third Party Claims
ENTRÉE GOLD INC.
ANN MASON PROJECT
CLAIM MAP
0
3 km
NAD83 Zone11
March 20, 2012

4.3	Underlying Agreements

4.3.1	McIntosh Mining Lease and Option to Purchase Agreement

A total of 227 of the Project claims are subject to an underlying mining lease and option to purchase agreement (MLOPA) with Larry and Susan McIntosh (Claims WA 6-56, 66, 68-106, 108, 110, 229-248, 253-264, 267-280, 283-306; BJ 1; CCP 210, 212-217, 225, and Grand Tour 1-55, see Table 4-1).  The underlying agreement provides for an option to purchase the claims for $500,000, a 3% net smelter returns (NSR) royalty (which may be bought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500 commencing in June, 2011 and continuing until the commencement of sustained commercial production. The agreement is currently in good standing.

4.3.2	Bronco Creek Option Agreement

In September 2009, Entrée entered into an agreement with Bronco Creek Exploration Inc. (BCE), a wholly-owned subsidiary of Eurasian Minerals Inc. (Eurasian Minerals), pursuant to which Entrée may acquire an 80% interest in the Roulette property (Claims CCP 1-140, 143-207, 211, 218-224, 226, see Table 4-1).  Under the terms of the agreement, Entrée may acquire 80% interest in the property by: (a) incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 shares of the Company within three years; (b) making aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries; and (c) delivering a bankable feasibility study before the tenth anniversary of the agreement.  The agreement is currently in good standing.

4.3.3	Nev Prospect, LLC Purchase and Sale Agreement

On February 23, 2012, MIM entered into an agreement with Nev Prospect, LLC to acquire 100% interest in the Sylvia mineral claims.  The agreement is expected to close by September 2012.

4.4	Land Tenure

The Ann Mason Project is located on approximately 7,570 hectares (18,700 acres) comprising a combination of public land administered by the Bureau of Land Management (BLM), Carson City District Office, Sierra Front Field Office (as to the 1008 unpatented claims), and land that Entrée holds title to (as to the 3 patented claims).  These lode claims are all in good standing and cover the entire known surface projected area of the Ann Mason deposit.

In order to maintain the unpatented claims in good standing, the following actions are required:

1.	On or before September 1 of each year, Entrée must pay a maintenance fee to the Nevada State Office of the Bureau of Land Management. The maintenance fee is presently $140.00 per claim.

2.
On or before November 1 of each year, Entrée must record an Affidavit and Notice of Intent to Hold in each of Lyon County and Douglas County.  The annual renewal fee to be paid on or before November 1 is $10.50 per claim plus a nominal fee for document recording.

The cost of maintaining the three patented claims is less than $100 per year.

In 2012, the total holding costs for these claims, including payment of both maintenance and renewal fees will be approximately $152,300.

In March 2010, the State of Nevada instituted a one-time ‘fee’, payable to the county recorder for claim maintenance.  This fee amounted to $85.00 per claim as per the Affidavit and Declaration of Claims recorded in Lyon and Douglas Counties in 2010.  Entrée paid the fee in May of 2011 but the fee was refunded after a court decision ruled it illegal.

4.5	Environmental Considerations and Permitting

4.5.1	Ann Mason Deposit Area

In December 2007, a Plan of Operations /Application for a Nevada Reclamation Permit (Plan) (Record number NVN-084570 / Reclamation Permit No. 0291) was submitted by M.I.M. (U.S.A.) Inc. (MIM),  Inc. to the Nevada Division of Environmental Protection (NDEP), the Nevada Bureau of Mining Regulation and Reclamation (BMRR) and the BLM. The Plan was revised in March 2009 and covers the area surrounding the Ann Mason deposit.

In conjunction with the Plan submittal, PacMag, through MIM retained the BLM and Enviroscientists Inc of Reno, Nevada to conduct an Environmental Assessment (EA) in 2009.  The EA was completed in December 2009 (BLM, 2009).  The “Finding of No Significant Impact and Decision Record” approving the Plan is dated January 19, 2010.  The Plan allows for exploration activities consisting of drill sites and sump construction, road construction, road maintenance, overland travel, exploration drilling, and bulk sampling for a total of up to 50 acres of surface disturbance over a ten year period.

A phased cash bond, in the amount of $84,132.00, paid by MIM, was accepted by the Nevada State Office of the BLM on March 2, 2010, for exploration surface disturbance totalling 19.11 acres.  Following the acquisition of PacMag (and MIM) by Entrée in June 2010, a Change of Operator form was filed with the BLM.  Effective August 3, 2010, Entrée US was approved as operator and added as a co-principal on the bond.

In January 2011, Entrée US submitted an Amendment (Amendment #1) to the approved Plan of Operations NVN-084570 and minor modification to the Nevada Reclamation Permit No. 0291 to the BLM and BMRR.  In Amendment #1, an increase in the approved work area is proposed, with no change to the approved surface disturbance of 50 acres, or exploration techniques.  Amendment #1 was approved by the BLM Sierra Front Field Office on June 28, 2011 and the financial guarantee amount was set at $147,568 for reclamation disturbances totalling 19.11 acres conducted under the approved plan.  To cover the financial guarantee, an additional cash bond, in the amount of $63,436 paid by Entrée US, was accepted by the Nevada State Office of the BLM on July 5, 2011. The area covered by total amended area is shown in Figure 4.4.

4.5.2	Notices of Intent

Two other areas within the Project have been permitted for exploration.

A Notice to conduct geophysical work and drilling was submitted by Entrée US to the BLM’s Carson City District Office, Sierra Front Field Office on February 18, 2010 (Record Number NVN-088217) and was accepted on April 14, 2010.  The Notice covers an area west and northwest of the Ann Mason permit area above (formerly the Blackjack property).  A cash bond, in the amount of $51,050.70, paid by Entrée US, was accepted by the Nevada State Office of the BLM on May 3, 2010. The Notice remains in effect for two years and allows for a maximum disturbance of 5 acres.

The second permitted area is located on the Roulette earn-in grounds.  BCE submitted to the BLM a notice to conduct exploration trenching and drilling on April 1, 2010 and it was accepted on April 23, 2010 (Record Number NVN-85205).  Entrée provided to BCE the reclamation funds specified by the BLM in the amount of $27,113.00.  The cash bond was accepted by the Nevada State Office of the BLM on May 10, 2010 and Entrée was added as bond co-principal in order to extend the coverage of the bond to include liabilities for operations conducted by Entrée under the Notice NVN-085205. The Notice also remains in effect for two years and allows for a maximum disturbance of 5 acres.

Figure 4.4	Map of Approved Work within the Ann Mason Project

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The Project is situated roughly 75 km southeast from Reno, the third largest city in Nevada State, and a major tourist entertainment resort city. The Project is easily accessible from Reno via the main highway network.

There are regularly scheduled flights to Reno from most major centres in the USA and some international destinations.  From Reno International Airport, the Project can be accessed by road following:

•	Highway 395 north for approximately 3.5 km to the off-ramp to join;

•	Interstate Highway 80 east for approximately 50 km to the turnoff into Fernley to join;

•	West Main Street south and east for 2 km to join;

•	Highway 95 south for approximately 70 km to Yerington to join;

•	Burch Drive southwest, toward the town site of Weed Heights, for approximately 3 km to join;

•	Austin Street south, becoming Belmont Street, for 500 m to join;

•	Mead Avenue, which becomes Mickey Pass Road, for approximately 4 km west to turnoffs north and south to join;

•	The access roads to the Ann Mason Project site. There are several unpaved roads to allow further access to the Project.

The highways and roads to Yerington and Weed Heights are paved.  The road past Weed Heights to the Project is an all-weather dirt road.  The drive from Reno to the Project is typically one and a half to two hours.  The drive from Yerington is roughly 20 minutes.

An alternate route to the Project from Yerington is to approach from the north via the MacArthur Deposit and Mason Pass Road (see Figure 4.2).

5.2	Climate

West-central Nevada is characterized by a high altitude temperate climate with warm to hot summers and cool winters.  The high altitude and mountain ranges place the Project in an area of rain shadow where precipitation is minimal and mainly comes down in the form of snow in winter.

Mean temperatures in summer vary between 19 degrees Celsius (°C) to 23°C; and mean temperatures in winter vary between 0°C to 4°C.  Maximum temperatures average 33°C in the summer and minimum temperatures average -7°C in the winter.

Average yearly precipitation in Yerington is 140 millimetres (mm) with an average monthly precipitation only varying between 25 mm and 30 mm all year.  The mean monthly precipitation varies from 7 mm in the summer to 15 mm in the winter.  In winter, there is an average of 168 mm of snowfall per year.

Work can be conducted throughout the year with only minor stoppage during winter months due to heavy snowfall or unsafe travel conditions when roads are particularly muddy.

5.3	Local Resources

The city of Yerington is the closest urban centre to the Project with a population of approximately 3,300.  The town is the main seat for Lyon County and has been primarily a regional ranching and farming centre for most of its history.  Most basic consumables are available in Yerington.

The State of Nevada has a long history of mining and a well developed mining industry.  Most mining supplies and equipment can be sourced from Reno/Sparks, Carson City or Elko, Nevada.

5.4	Infrastructure

Northwest Nevada has a well-developed network of paved highways and secondary roads.  Highway 95 in Yerington is the main artery that connects the town to the interstate highway system.

The nearest access to the rail network is located in Wabuska, situated 19 km north from Yerington.

There is an uncontrolled airport in Yerington with a 1.8 km paved runway but no regular scheduled flights.  The nearest major airport is located in Reno approximately 130 km by road to the northwest.

The majority of Nevada is serviced by NV Energy, an amalgamation of two electricity service providers for Nevada and California and listed on the NYSE.  NV Energy’s service area covers approximately 50% of Nevada State and the majority of the populated areas.  Yerington is connected to the State grid and there is a power substation in Weed Heights, located adjacent to the former Yerington mine, 3.7 km east of the Project.

The nearest sources of surface water are the Walker River, located 7 km east of the Project or the northern part of Smith Valley, located 7.7 kilometres southwest of Ann Mason.  There are no active streams or springs on the project area.  All gulches that traverse the area are dry. Water for drilling is sourced from the City of Yerington.  The approved Plan of Operations (NVN-084570) allows for the drilling of a water well on the Ann Mason Project.

5.5	Physiography

Two mountain ranges affect the topography of the Ann Mason Project.  The Singatse Mountain Range extends from the north-eastern through the eastern parts of the Project while the Buckskin Range borders its western edge.  The southwestern part of the Project extends into the northern portion of Smith Valley.  The Ann Mason deposit lies along the western flank of the Singatse Range.  Elevations on the Project vary from 1,400 metres (m) in the Smith Valley to 1,940 m (6,365 ft) at the Singatse Peak.  The relief profile of the Project is low rolling hills to moderately steep slopes at higher elevations.

Vegetation throughout the Project consists of interspersed sagebrush and low profile desert shrubs.  There are no trees or flowing water on the Project.  The area is dominantly covered by a thin layer of overburden, generally less than 2 m thick in areas of outcropping rock and locally up to 40 m in some valleys.  The thickness of overburden on the Roulette property ranges from 0 to more than 600 m.

6.0	HISTORY

6.1	Yerington Mining District

The eastern portion of the Ann Mason Project lies within the Historic Yerington Mining District.  The following excerpt (Tingley, 1990) summarizes the historical activities relating to the copper production within the district.  In addition to copper, other known commodities include gold, turquoise, iron and nickel (Tingley, 1998)

Mining in the Yerington district dates back at least as far as 1865 when bluestone" (copper sulfate) was mined from oxidized outcrops of the Ludwig copper deposit, on the west side of the Singatse Range, for use in reduction works on the Comstock lode. Between 1870 and 1875, considerable amounts of bluestone were also mined on the east side of the range from deposits at the Bluestone and Mason Valley mines.  It was not until sometime later that deposits in the Singatse Range began to be mined for copper metal; the first recorded production was between 1883 and 1891 when about $272,000 in copper was produced from the Douglas mine.

In 1907, interest in the copper mines entered a revival period and several companies consolidated properties in the district and began exploration and development. A smelter was built at Thompson, north of Wabuska, and the Nevada Copper Belt Railroad was constructed from the smelter, around the eastern Singatse Range, through Wilson Canyon, and up the western side of the Range to Ludwig to service the copper mines. Although the smelter was not a financially successful venture for its backer, it did provide stimulation for the copper mines in the Yerington district. The smelter operated between 1912-1914, in 1917, 1919, and, finally, between 1926 and 1928; during this time over $15 million in copper was produced. Total district production of copper recorded between 1884 and 1940 is $17 million.

Most of the early work in the Yerington district was concentrated on high-grade replacement lodes of copper ore formed in skarns. About 1917, interest was generated in outcrops of what appeared to be low-grade disseminated copper ore on the old Empire Nevada property at the edge of Mason Valley; deposits similar in appearance to this in Arizona and Utah were being successfully developed as open-pit, steam-shovel mines. It was not until 1941, however, that The Anaconda Company acquired the property and began exploration. By 1950, after an extensive diamond drilling program, Anaconda had proven that reserves of 60 million tons of ore averaging between 0.9 and 0.95 percent copper were present within what was now known as the Yerington deposit.

Yerington Copper Mine

The Yerington (Anaconda) Copper Mine is located on the site of the Empire-Nevada Copper Mine which mainly produced copper oxide ores from 1918 to 1920.  The mine was abandoned by the 1930’s.

The Anaconda Company (Anaconda) began exploring in the Yerington District in the 1940’s.  The Yerington Copper Deposit, situated 3 km east of the Project and 2 km west of Yerington, was discovered and delineated during this time and went into production in 1953.

From 1953 to 1965, operations at the Yerington Copper Mine consisted of mining the oxide ore and processing it using acid with the copper precipitate being transported off site for smelting.  In 1965, a mill and concentrator were constructed to process sulphide ores.

In 1977, Anaconda was acquired by Atlantic Richfield Company (ARCO), and in 1978, the mine was shut down due to a combination of low copper prices and low profit margins on the sulphide ores.  In 1982, two local residents, Don and Joy Tibbals, purchased the mine from ARCO.

Over a 25 year period (from 1953 to 1978) the Yerington Mine processed approximately 165 million tons (150 million tonnes) grading 0.55% Cu.

In 1988, Arizona Metals Company (Arimetco), based in Tucson, Arizona, purchased the property from the Tibbals (EPA website).  In 1991, Arimetco built and ran five lined heap-leach pads and commissioned a solvent extraction and electro-winning (SX-EW) plant, where tailings and low-grade ore were processed.  In January 1997, Arimetco filed for bankruptcy protection and continued its copper recovery operations through to November 1999.  In January 2000, the Yerington Copper Mine was abandoned and, until 2004, the Nevada Division of Environmental Protection (NDEP) managed the mine site to ensure that leach solution is appropriately dealt with.  Since 2004, the US Environmental Protection Agency (EPA) has taken the lead management role (EPA website).

In 2007, Quaterra Resources Inc. (Quaterra) received approval of the United States court for the acquisition by a subsidiary of Quaterra of all assets of Arimetco Inc., including the Yerington Mine.  The transaction closed on April 27, 2011 (Quaterra website).

6.2	Ann Mason Project

6.2.1	General

Early exploration work on the Ann Mason Project was carried out by Anaconda from the 1950’s through the 1970’s with regional mapping but also targeted programs, primarily on the Ann Mason deposit.  Subsequently, other companies carried out exploration programs within the Project (see Figure 6.1 for a list of companies and their involvement).  The following sections briefly describe the exploration activities carried out by these companies and include a historical drilling summary for the Ann Mason deposit and Blue Hill target areas and historical resources for the Ann Mason deposit.  Historical drilling and targets are illustrated in Figure 6.2. It should be noted that the Company does not have drilling data for a portion of the historical drill holes shown.  Future work by Entrée will attempt to locate some of this data.

Figure 6.1	Ann Mason Project – Historical Exploration

Company	Date	Exploration Target / Area	Exploration Work
The Anaconda Company	1956 - 1980	Ann Mason Deposit	Geophysics, Drilling, Resource
		Blue Hill	Geophysics, Reconnaissance Mapping, Drilling
Arizona Metals Company	1990 -	Ann Mason Deposit	Drilling
Phelps Dodge Corporation	~ 1995	Blue Hill	Drilling
Mount Isa Mines	2002 - 2003	Ann Mason Deposit	Mapping, Geophysics, Drilling
Giralia Resources NL	2003	Ann Mason Deposit	No Exploration Work
Lincoln Gold Corporation	2004 - 2005	Area Approx. 2km Northwest of Blue Hill	Soil Geochemistry, Drilling
Pacific Magnesium Corporation Ltd. PacMag Metals Limited	2005 - 2009	Ann Mason Deposit	Drilling, Resource, Scoping Study
		Blue Hill	Drilling
		Minnesota	Geophysics, Drilling
Honey Badger Exploration Inc. (formerly Telkwa Gold Corporation)	2007 - 2009	Broad Area West of Ann Mason and Blue Hill incl. Roulette	Airborne geophysics, Rock and Soil Geochemistry
Bronco Creek Exploration Inc. (Eurasian Minerals Inc.)*	2007- 2012*	Roulette ‘earn in’ property	No Historical Exploration Work
* Entrée is earning 80% interest in the Roulette property through an option agreement with Bronco Creek Exploration Inc a subsidiary of Eurasian Minerals Inc.

Figure 6.2	Ann Mason Project - Historical Drilling

6.2.2	Anaconda, 1956 – 1980

Anaconda explored the Ann Mason project area between 1956 and 1975, with the bulk of the work focused on the Ann Mason deposit area.  During 1969 and 1970, approximately 78,000 ft (~23,775 m) of core drilling delineated a bulk tonnage low grade copper deposit (Arimetco, 1991).  Anaconda conducted an airborne magnetic study in the early 1970’s, which indicated a trend of magnetic lows westward from Ann Mason and an IP survey conducted in the 1970’s, which indicated a broad zone of anomalous chargeability trending north-northwest along the western margin of Ann Mason (Pyle, 2003).  A re-evaluation of the geology was conducted from 1973 to 1975 and an additional 34,000 ft (~34,000 m) of core drilling was completed from 27 drill holes.  Diamond drill core was re-logged for  drill holes located along eleven drill sections between mine grid coordinates 10,500 to 15,300 E (UTM Coordinates 303,450 E to 304,900 E).  Structure, rock type and sulphide mineralization were re-examined and the above referenced drill sections re-interpreted to determine factors controlling the distribution of ore in the deposit (Souviron, 1976).

In 1977, ARCO acquired Anaconda and its mineral rights.  Anaconda continued to delineate and develop the Ann Mason deposit, and by 1980 a total of 133,134 ft (~40,580 m) of drilling was completed.

On the Blue Hill area, Anaconda conducted mapping programs in 1956 (Langerfeldt, 1956) and 1970 (Gustavson, 1970).  In 1968 and 1970, Anaconda drilled twelve holes at Blue Hill to evaluate the copper oxide potential.

Exploration drilling was also carried out in other areas within the Project.

6.2.3	Arimetco, 1990

The Ann Mason deposit was largely ignored during the 1980’s until Arimetco acquired the mineral rights to the Yerington Mine and to the Ann Mason deposit area which includes 74 claims of the current project area tenure (Ann claims and numbered (#) claims,Figure 4.3).

In 1990, Arimetco drilled a 560 ft (170 m) confirmation and assessment drill hole (Arimetco, 1991). However, there is no information available on the location, core and assays from this drill hole.  No further work was conducted by Arimetco.  Since January 2000, Arimetco has been under bankruptcy protection and their assets subject to bankruptcy court.

6.2.4	Phelps Dodge Corporation, ~1995

Phelps Dodge Corporation carried out a four-hole drill program in the Blue Hill area of the Property circa 1995 to test potential oxide copper mineralization.  Data available from the drilling is limited to hole locations and summary results for intervals of oxide copper mineralization encountered in three of the drill holes.

6.2.5	Mount Isa Mines, 2002 – 2003

In June 2002, Australia based Mount Isa Mines, through their subsidiary, MIM acquired the 74 claims around the Ann Mason deposit from Arimetco, through bankruptcy court and staked an additional 6 claims (the BW claims, Pyle, 2003).  MIM completed a work program that included geological mapping, an IP geophysical survey using MIM’s proprietary 3D MIM digital acquisition system (MIMDAS), and reverse circulation (RC) drilling.  MIMDAS is a broad-band, high-resolution, distributed (multi-channel) acquisition system. MIMDAS was designed to acquire networked multi-channel electrical and electromagnetic (EM) and induced polarity (IP) geophysical data.

Results from the MIMDAS IP indicate that the main zone of mineralization in the drilled resource area is located on the eastern flank of a chargeability anomaly which is present on each of the lines to the north and west (Pyle, 2003). The size and magnitude of the chargeability feature as well as the shallow depth of the feature led MIM to speculate on the possibility of continuation of mineralization along its flank to the northwest.  From review of the drill hole data it also became clear that the core of the chargeability feature had not been tested by drilling.

MIM conducted an RC drilling program to test for shallow mineralization on the northwest portion of the chargeability anomaly.  A total of 3,035 ft (925 m) of drilling was completed in five holes.  Each of the holes encountered anomalous copper and zones of intense phyllic alteration and scattered zones of potassic alteration (Pyle, 2003).

6.2.6	Giralia Resources NL, 2003

Giralia Resources NL (Giralia), an Australian-based publicly listed junior mining company, acquired MIM’s Ann Mason project in October 2003, following the acquisition of Australia based Mount Isa Mines Ltd. (MIM Holdings Ltd.) by Xstrata.  Giralia did not conduct any exploration activities on the project.

6.2.7	Lincoln Gold Corporation, 2004-2005

In 2004-2005, Lincoln Gold Corporation (Lincoln Gold) had an option to earn 100% interest in a property located near the centre of the Ann Mason Project area (Lincoln Flat property).  In 2005, Lincoln Gold explored the property for gold by completing a soil survey (188 samples over two grids) followed by a drill program consisting of nine RC holes for a total of 1,568 metres (5,145 feet).  Scattered intercepts of gold in the order of 150 to 330 ppb gold were encountered in the drill holes.  Not meeting Lincoln Gold’s expectations, the property was returned to the owner. (Lincoln Mining Corp. Website)

6.2.8	PacMag, 2005 – 2009

changed its name to PacMag Metals Limited (PacMag).  In 2006 and 2007, PacMag acquired additional mineral claims contiguous to the Ann Mason deposit mineral claims and covering the Blue Hill copper target, as well as three other separate groups of claims adjacent to the Buckskin (gold), Minnesota (iron), Ludwig (copper) and Casting Copper (copper) historical mines (the AM, BN, LC and MM claims, see Figure 4.3).  PacMag carried out exploration programs on the Ann Mason deposit, the Blue Hill target and the Minnesota prospect.  These programs are summarized in the following sections.

Ann Mason Deposit

Between 2006 and 2008, PacMag drilled 12 holes for a total of 22,878 ft (6,973 m) on the Ann Mason deposit area (see Table 6-1).  Most drill holes were initially pre-collared by RC drilling followed by diamond drilling with HQ and NQ sized drill rods.  Of PacMag’s 12 drill holes, two drill holes, Ann06001 and Ann06002, were included in the 2010 Wardrop resource estimate (Morrison, 2010).  The remaining PacMag drill holes at Ann Mason are not included in the estimate.

Drill hole Ann06001 was drilled into the core of the deposit to confirm historic drilling conducted by Anaconda and encountered intersections with significant copper and molybdenum values.  Drill hole Ann06002 was drilled approximately 430 m west of the deposit to test the southwestern extension of the deposit and a chargeability anomaly.  Drill hole Ann07001 was drilled from Anaconda’s D293 drill site, located approximately 500 m northwest of the deposit.  Drill hole Ann07002, was drilled from Anaconda’s D325 drill hole location also to the northwest of the deposit and within 30 m of Ann07001.  This drill hole was abandoned after problems with the RC pre-collar drilling.  The drill rig was moved several metres and Ann07003 was drilled to 180 m as a pre-collar to Ann07004.  Drill holes Ann07004 and Ann07006 encountered several significant copper and molybdenum values but were not drilled deep enough to have a significant impact on the deposit. Drill holes Ann07007, 07008 and 07009 were drilled eastward from the eastern margin of the deposit and did not encounter sufficient mineralization to have a significant impact on the deposit.

In November 2006, PacMag retained Golder Associates Inc. (Golder) to complete a resource estimate on the Ann Mason deposit.  The resource estimate was classified in compliance with the JORC Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (JORC Code, 2004).  Golder considered the inferred resource classification appropriate based on drill hole spacing, sample intervals, and geological interpretation of the Anaconda historical data.  PacMag’s drill holes Ann06001 and Ann06002 were included in the resource estimate.

In November 2007, a scoping study was completed by Metallurgical Project Consultants Pty Ltd (MPC, 2007).

Blue Hill Target

In 2006, 2008 and 2010, PacMag completed three soil geochemical programs on the Blue Hill copper target.  These programs are further described in Section 9.3.1 as the data acquired was used in assessing drill targets.

During 2007 and 2008, PacMag completed six drill holes on the Blue Hill target and pre-collared an additional three (Table 6-1).   Three RC holes (BH07001-003) were drilled in early 2007 but all were terminated prematurely due to broken ground conditions.  Hole BH07001 confirmed the presence of low-grade porphyry style copper and molybdenum mineralization while both BH07002 and BH07003 drilled mostly unmineralized rocks and were just entering porphyry copper style mineralization when they were prematurely terminated. In 2008, a total of 4,469 ft of diamond drilling was completed in two holes (BH08001 and BH08003).  Both intersected significant copper sulphide mineralization.  Follow-up step-out drilling was initiated with RC pre-collars for three holes (BH08004, 005, 006) with plans for deepening by diamond drilling at a future date.  RC pre-collars BH08004, 005 and 006 were never deepened and have been plugged to comply with State of Nevada Division of Water Resources regulations.

Minnesota Prospect

On the Minnesota prospect, sixteen claims were located by PacMag in August 2007 to cover a large positive aeromagnetic anomaly. The Minnesota iron mine is a Cu-Fe skarn-related deposit, which produced high-grade magnetite ore from open pit operations from 1952-1966.  The mine is located adjacent to these claims on the northern flank of the magnetic anomaly.  Although the Minnesota was primarily developed as an iron mine, it was originally worked as an underground copper mine, with minor copper ore production during World War I.

A ground magnetic survey was conducted on the Minnesota prospect by Magee Geophysical Services in July 2007 (Magee, 2007).  The survey consisted of 21 line kilometres, along seven three-kilometre profiles and was merged with a previous profile surveyed in May 2007 (one three-kilometre profile).  The survey confirmed the size, shape, and amplitude of the magnetic anomaly.  A 3D induced polarization survey was subsequently conducted on the prospect by SJ Geophysics Ltd. (Lindner, 2007).  The IP survey consisted of 11 lines, totalling 17.05 kilometres, and identified two discrete chargeability anomalies with locally coincident conductive zones, both on the western flank of the magnetic anomaly.

PacMag completed an initial three-hole RC drilling program, totalling 560 metres in 2008 (see Table 6-1).  The first two holes targeted the two IP chargeability anomalies and encountered considerable pyrite (commonly 2-5%, locally >10%), but no significant copper or iron-oxide mineralization.  The third hole tested the apex of the magnetic high, but again drilled mineralization dominated by pyrite with only narrow intervals of 1-2% magnetite and no significant copper.  The source of the magnetic-high anomaly remains untested at depth.

Table 6-1	Ann Mason Project – PacMag Drill Hole Summary

Hole Number	Area	Date	Length (ft)	Length (m)	Pre-collar	Core Size
Ann06001	Ann Mason	2006	2,000	609.6	RC (600 ft)	HQ, NQ
Ann06002	Ann Mason	2006	1,802	549.2	RC (600 ft)	HQ, NQ
Ann06003	Ann Mason	2006	1,800	548.6	RC (600 ft)	HQ, NQ
Ann07001	Ann Mason	2007	2,000	609.6	RC
Ann07002	Ann Mason	2007	580	176.8	RC (580 ft)	*
Ann07003	Ann Mason	2007			RC (500 ft)	**
Ann07004	Ann Mason	2007	3,000	914.4		HQ, NQ
Ann07005	Ann Mason	2007	2,003	610.5	RC	HQ, NQ
Ann07006	Ann Mason	2007	3,200	975.3	RC	HQ, NQ
Ann07007	Ann Mason	2007	2,186	666.3	RC	HQ, NQ
Ann07008	Ann Mason	2007	1,747	532.5	RC	HQ, NQ
Ann07009	Ann Mason	2008	1,860	566.9	RC	HQ, NQ
Ann08001	Ann Mason	2008	700	213.3	RC (440 ft)	HQ, NQ
BH07001	Blue Hill	2007	1700	518.1		RC
BH07002	Blue Hill	2007	1180	359.6		RC
BH07003	Blue Hill	2007	1340	408.4		RC
BH08001	Blue Hill	2008	2216.5	675.6	RC (500 ft)	HQ
BH08002	Blue Hill	2008	690	210.3	RC(690)	***
BH08003	Blue Hill	2008	2252.5	686.5	RC (500 ft)	HQ
BH08004	Blue Hill	2008	800	243.8	RC(800)	****
BH08005	Blue Hill	2008	500	152.4	RC(500)	****
BH08006	Blue Hill	2008	600	182.9	RC(600)	****
MM08001	Minnesota	2008	640	195.1		RC
MM08002	Minnesota	2008	600	182.9		RC
MM08003	Minnesota	2008	600	182.9		RC
Total			35,997	10,971.5
* Ann07002 was abandoned
** Ann07003 is the pre-collar to Ann07004
*** BH08002 is a failed pre-collar
**** BH08004-006 were pre-collared only

6.2.9	Honey Badger Exploration Inc., 2007-2009

Between 2006 and 2008, Telkwa Gold Corporation (Telkwa Gold, now Honey Badger Exploration Inc.) consolidated a group of mineral claims west of PacMag’s Ann Mason and Blue Hill mineral claims.  The area was referred to as Yerington West and comprised the former Blackjack property (“Iron Cap” property) and the Roulette earn-in property.  Telkwa Gold Corporation changed its name to Honey Badger Exploration in June 2008 (Honey Badger Website).

Telkwa Gold carried out a soil geochemical and prospecting program northwest of Blue Hill.  Results include a wide distribution of anomalous copper samples, including numerous grab samples with copper values between 5,000 to 50,000 ppm and three grab samples that returned 216, 356 and 840 ppb gold.  A significant, multi-line, gold-in-soil anomaly was also identified, along with several zones of anomalous copper from the same soil survey (Honey Badger Website).  Entrée used this soil survey as part of the data to evaluate drill targets and is incorporated in Section 9.3.

A high-resolution magnetic and time-domain electromagnetic (TEM) airborne survey was conducted over the project in March and April 2008 by Fugro Airborne Surveys (Fugro, 2008). The details of the program are provided in Section 9.4.1.

During March 2009, Geotech Ltd. carried out a helicopter-borne geophysical survey over two blocks covering Honey Badger’s project area as well as past producing mines and known porphyry copper and copper oxide deposits in the immediate area. The survey used a Tri-Axis Electromagnetic (AirMt) system, and a caesium magnetometer.  A total of 1,123 line-kilometres were flown (Geotech, 2009).  Two separate AirMt anomalies were identified by the survey.  One is located at the northeast corner of the Project, occurs coincident with an IP anomaly at depth and was subsequently drilled by Entrée.  The second anomaly, located at the southwest corner of the Roulette property was deemed too deep to be tested by drilling without having additional supporting data and was not considered at the time (Honey Badger, 2009).

6.2.10	Bronco Creek Exploration Inc.

Entrée is earning an 80% interest in the Roulette property through an option agreement with Bronco Creek Exploration Inc., a wholly-owned subsidiary of Eurasian Minerals.  Prior to Entrée’s involvement in 2010, the Company is not aware of exploration program carried out by BCE on this portion of the Project.

6.3	Historical Drilling Summary

Most of the historical drilling on the Project was carried out on the Ann Mason deposit and Blue Hill copper target and is summarized in Table 6-2 and Table 6-3.  Drilling by Anaconda in the late 1960’s and in the 1970’s on other areas of the Project is not well documented.  The Minnesota target was drilled by PacMag and is listed in Table 6-1.  Figure 6.2 shows the historical hole locations.

Table 6-2	Ann Mason Deposit – Historical Drill Hole Summary

Date	Company	No. Drill Holes	Drill Hole Size or Type	Total Footage (ft)	Metreage (m)	Remarks
1967 – 1968	Anaconda	8	NX, NC	13,300	4,053.6	Discovery of deposit
1969 – 1970	Anaconda	61	NX, NC	78,700	23,986.6	Delineation of deposit
1973 – 1975	Anaconda	27	NX, NC	34,025	10,370.3	Discovery of high grade zone in the west
1976 – 1980	Anaconda ARCO	7	NX, NC	7,109	2,166.7	Assessment of west extension
1990	Arimetco	1	unknown	560	170.7	Drill hole location and data unavailable
2002	MIM	5	RC	3,000	914.4	West of main resource area
2006	PacMag	3	HQ, NQ	5,602	1,707.4	One drill hole in core of the deposit.
2007 - 2008	PacMag	9	HQ, NQ	17,276	5,265.5	7 DD holes, two RC holes,
Total		121		159,572	48,635.2

Table 6-3	Blue Hill Target – Historical Drill Hole Summary

Date	Company	No. of Drill Holes	Drill Hole Size or Type	Total Footage (ft)	Total Metreage (m)	Remarks
1968, 1970	Anaconda	12	RC,HQ,NQ	8,356	2,546.8
1995	Phelps Dodge	4	RC	2,000	609.6	Depth Information for 3 holes only
2007	PacMag	3	RC	4,220	1,286.2
2008	PacMag	6*	HQ	4,469	1,362.1	RC Precollars and core
Total		27		19,045	5,804.7
*  Four of the holes are pre-collars only

6.4	Historical Resources

Some of the historical mineral resource estimates cited herein do not conform to CIM Definition Standards on Mineral Resources and Reserves.  The resource estimates, ‘reserves’ as some were then labelled, are reported for historical completeness only.  Some of the historical estimates are of unknown reliability.  Entrée is not treating any of the historical estimates as current mineral resources or mineral reserves, and they should not be relied upon.  The historical estimates have been superseded by the current NI 43-101 compliant resource estimate provided in Section 17.0 of this report.

6.4.1	Anaconda, 1976

In 1976, Anaconda estimated an ore reserve based on re-interpreted geology that demonstrated that grade distribution in the deposit is related to rock type distribution, with the highest grades generally associated with older rocks.  The ore reserve included all drilling up to drill hole D330.  These reserve estimations did not take into account seven drill holes completed subsequent to 1975.  Anaconda’s 1976 historical resource estimate is shown in Table 6-4 below.

Anaconda used a classification of Probable and “Indicated” Reserves that were typical terminology for that era of exploration.  These would probably correspond to indicated and inferred mineral resources by today’s classification standards.  The estimate provided by Anaconda is relevant in that the tons and grade for that portion of the deposit are similar to that currently estimated by Entrée and allows Entrée to more confidently incorporate the Anaconda drill holes into the current model.

Table 6-4	Anaconda 1976 Historical ‘Reserve Calculation’ (Souviron, 1976)

Reserve Class	Cut-off Grade (%Cu)	Dry Short Tons (T)	%Cu
Indicated	> 0.5	41,076,200	0.57
Indicated	0.4 – 0.5	50,114,000	0.44
Probable	> 0.5	9,987,200	0.64
Probable	0.4 – 0.5	9,072,000	0.44
Total	0.4	110,249,000	0.51
1 dry short Ton = 0.9072 metric tonnes

6.4.2	PacMag, 2006

In 2006, PacMag retained Golder to produce an in situ, unconstrained JORC compliant, but not NI 43-101 compliant, resource estimate based on Anaconda’s historical drill data.

The block model was developed using Maptek Pty Ltd’s Vulcan software where:

•	The in situ density factor used was 2.6 for all domains.

•	Geostatistical analysis was carried out on drill hole data composited to 10 ft intervals.

•	Grade estimates were interpolated using Ordinary Kriging based on variography parameters obtained from the geostatistical analysis (Golder, 2006).

•	Blocks 100 ft x 100 ft x 50 ft RL and sub-celled to 25 ft x 25 ft x 10 ft.

No capping of high grades was carried out prior to compositing of assay data, however, a five pass estimation plan was used for grade interpolation that included a final high grade restriction pass (HGR) (Golder, 2006).  This HGR pass was used to prevent the influence of high grade assays over large areas in the resource estimation.  The 2006 PacMag resource estimate is presented in Table 6-5.

The estimate provided by PacMag is relevant in that gives a reasonable comparison to Entrée’s initial estimate in 2010.  PacMag incorporated a QAQC program and initiated a thorough historical core re-sampling program, which supports the reliability of the estimate.

Table 6-5	PacMag 2006 JORC Compliant Inferred Resource Estimate (Golder, 2006)

Cut-off Grade (%Cu)	tonnes (x000 t)	%Cu	%Mo	Contained Copper (x000 t)
0.2	1,471,000	0.33	0.004	4,876
0.3	810,000	0.40	0.004	3,202
0.35	494,000	0.44	0.004	2,177
0.425	221,000	0.51	0.004	1,131
0.5	89,000	0.60	0.004	529

6.4.3	Entrée, 2010

In November 2009, Wardrop Engineering Inc. was retained by Entrée to undertake a resource estimate on the Ann Mason deposit that includes drilling by PacMag since 2006.  The resource estimate was completed in January 2010 and was included in the National Instrument NI 43-101 (NI 43-101) Compliant Technical Report titled Ann Mason Project Resource Estimate with an Effective Date of January 26, 2010 (Morrison, 2010).  The Wardrop 2010 inferred resource was estimated using Ordinary Kriging and was confined by an optimized Whittle (run 7) pit shell #25.  The copper mineral resources are shown on Table 6-6.

Table 6-6	Wardrop NI 43-101 Compliant Inferred Resource Estimate (Morrison, 2010)

% Cu cut-off	Vol m3^6	Tonnes^6	Density	Grade Cu%
0.05	922.44	2,426.01	2.63	0.245
0.10	775.91	2,040.64	2.63	0.278
0.15	649.82	1,709.03	2.63	0.308
0.20	536.11	1,409.96	2.63	0.336
0.25	422.40	1,110.92	2.63	0.366
0.30	308.13	810.39	2.63	0.399
0.35	198.92	523.16	2.63	0.441
0.40	119.86	315.22	2.63	0.485

Molybdenum mineralization was estimated independently from copper.  The 2010 molybdenum estimation was confined to a higher-grade portion of the deposit where there are sufficient samples to warrant successful grade interpolation.  At a copper cut-off of 0.30%, the 2010 resource was estimated at 166 million tonnes at 0.010% Mo.

The 2006 resource estimation had no similar constraints in molybdenum estimation.  Gold and silver were not estimated.

A cap of 2.0% Cu was applied for the grade estimation.  This was conducted to minimise the influence of massive sulphide samples and other outlier assays in grade estimation.

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Yerington district is located in west-central Nevada, 80 km east of the Sierra Nevada batholith and within a portion of the Basin and Range province comprised of an early-Mesozoic volcanic-arc terrane (Speed, 1978).  The area is believed to be underlain by Precambrian or late-Paleozoic oceanic crust and Paleozoic continental margin-arc volcanic rocks and volcaniclastic sedimentary rocks (Stewart, 1972 and 1980; Speed, 1979)  This package of rocks lies north and west of an inferred Precambrian craton, the edge of which is marked by the 0.7060 initial strontium isopleth (Dilles, 1987).

7.2	Local Geology

The oldest rock formations mapped in the Yerington district include the 1,300-m-thick sequence of intermediate-composition volcanic rocks of McConnell Canyon and an overlying 1,800-m-thick sequence of carbonate, volcaniclastic, tuffaceous and argillaceous sedimentary rocks of late-Triassic to middle-Jurassic age (Dilles, 1987).  The late-Triassic to middle-Jurassic formations include the Limestone of Mason Valley, Limestone of Ludwig and the Andesite of Artesia Lake along with interbedded carbonate, argillite, volcanic sandstone, andesitic tuff and tuff-breccia, gypsum and anhydrite and quartzite (Proffet and Dilles, 1984).  Dacitic to latitic volcanic rocks of Fulstone Spring unconformably overlie the Andesite of Artesia Lake (Hudson and Oriel, 1979).

The Yerington batholith, informally named by Carten (1986), was originally emplaced as a 12 km x 15 km composite pluton intruding the McConnell Canyon volcanics and overlying late-Triassic to middle-Jurassic volcanic and sedimentary rocks (Dilles, 1987).The batholith is comprised of three successively younger intrusive phases, including granodiorite (Jgd) and gabbro (Jgb) of the McLeod Hill Suite, quartz monzonite (Jqm) of the Bear Suite and porphyritic quartz monzonite (Jpqm) and quartz monzonite porphyry (Jqmp) of the Luhr Hill Suite. U-Pb zircon dates range from 169 m.y. for early granodiorite (Jgd) to 168 m.y. for late quartz monzonite porphyry (Jqmp).

Quartz monzonite of the Shamrock batholith (165 m.y.) intrudes volcanic rocks of McConnell Canyon, late-Triassic to middle-Jurassic sedimentary and volcanic rocks and the Yerington batholith along the southern margin of the Yerington district. Andesite dykes of Jurassic age are common within the district and cross-cut all phases of the Yerington batholith.

Up to 120 m of well-rounded pebble, cobble and boulder conglomerates (Tcg) were deposited on a pre-Tertiary erosional surface characterized by red, deeply weathered phases of the Yerington batholith and adjacent andesitic wall rocks.  Clasts within the conglomerate consist of Mesozoic and Tertiary lithologies.

Silicic Oligocene ignimbrites and Miocene andesitic volcanic rocks, including the Micky Pass, Singatse, Bluestone Mine, and Blue Sphinx tuffs and the Hornblende Andesite of Lincoln Flat, unconformably overlie all Mesozoic rocks (Proffett and Dilles, 1984 and Dilles, 1987).  Miocene andesitic units and all older rocks have been rotated 60º to 90º to the west by Miocene and younger basin and range faulting and related extension (Dilles, 1987). As a result, the district has been segmented into a series of gently east-dipping fault blocks that contain Tertiary volcanic rocks and pre-Tertiary rocks of the Shamrock and Yerington batholiths and adjacent andesitic and sedimentary wall rocks. These fault blocks are separated by the Singatse, Blue Hill and Fulstone Spring faults.

Figure 7.1 shows the Project geology.

7.3	Ann Mason Deposit Geology

The Ann Mason deposit is largely concealed by Tertiary ignimbrites present in the hanging wall of the Singatse Fault and by Quaternary alluvium and eolian deposits that occupy the valley leading to the west of Mickey Pass (Figure 7.2). Surface indications of the deposit consisting of secondary biotite replacing mafic minerals in Qmp dykes and limonite after chalcopyrite, are exposed in an L-shaped trench located along the south margin of the deposit. Limonites indicative of copper mineralization are present on fracture surfaces within Qmp-b dykes that outcrop south of the Singatse Fault.

In the immediate vicinity of the deposit, Tertiary volcanic rocks present in the hanging wall of the Singatse Fault, include Andesite of Lincoln Flat (Tha and Thai) and the Bluestone Mine, Singatse and Mickey Pass Tuffs. These rocks generally strike 10º and dip 60º - 90º NW. Granodiorite (Jgd) cut by various quartz monzonite porphyry dykes outcrops south and west of the Singatse Fault.

Granodiorite of the McLeod Hill suite of rocks and porphyritic quartz monzonite (Jpqm) and quartz monzonite porphyry dykes of the of the Luhr Hill suite comprise the major rock types present at Ann Mason.  Quartz monzonite, interpreted to be part of the Bear suite of rocks, has been logged in a few drill holes located along the north margin of the deposit. The detailed rock descriptions that follow are taken primarily from Souviron (1976) with modifications based on observations from Entrée’s drilling at Ann Mason.

Figure 7.1	Ann Mason Project Geology

N
Qal
Tv
Trv
Jgd
Jav
Jqm
Jaf
Jqmp
Jpqm
JTrvc
JTrcl
Trl
Trad
Trla
Martha Washington Fault
Blue Hill Fault
Bridgeport Fault
BLUE HILL TARGET
Ann Mason Project Boundary
(Inside Blocks Excluded from Project)
ANN MASON DEPOSIT
0
1
2 km
Quaternary
Alluvium - Qal
Tertiary
Post-Mineral Volcanic Rocks - Tv
Jurrasic
Shamrock Batholith - Quartz Monzonite - Jqms
Yerington Batholith
Quartz Monzonite Porphyry Dykes - Jqmp
Porphyritic Quartz Monzonite - Jpqm
Quartz Monzonite - Jqm
Granodiorite - Jgd
Fulstone Volcanics - Jav
Andesite of Artesia Lake - Jaf
Jurassic - Triassic
Limestone of Ludwig and Volcanic Sediments - JTrcl
Tuffaceous Sediments/Limestone - JTrvc
Triassic
Limestone of Mason Valley - Trl
Andesitic Tuff Breccia - Trad
Argillite and Dolomite - Trla
Volcanics of McConnell Canyon - Trv
ENTRÉE GOLD INC.
ANN MASON PROJECT
GEOLOGY
NAD83 Zone11
March 20, 2012

Figure 7.2	Ann Mason Deposit Geology

4,318,500N
4,318,000N
4,317,500N
4,317,000N
304,000E
304,500E
305,000E
305,500E
N
Jgd
Tha
Thai
Qa
Twh
qmp-d
qmp-a
qmp-bm
qmp
ANN MASON DEPOSIT 0.15% Envelope (Projected to Surface)
0 250 500
metres
Entree Drill Holes
Historic Drill Holes
Contact
High-Angle Fault
Singatse Fault
Quaternary
Alluvium - Qa
Tertiary
Hornblende Andesite - Tha, Thai
Bluestone Mine Tuff - Tbm
Singatse Tuff - Ts
Mickey Pass Tuff - Twh
Mesozoic - Yerington Batholith
Granodiorite - Jgd
Porphyry Dykes - qmp-, qmp-b, qmp-bm, qmp-d
Porphyry Dykes - qmp-a
ENTRÉE GOLD INC.
ANN MASON DEPOSIT
GEOLOGY
UTM NAD83 Zone11
March 20, 2012

7.3.1	McLeod Hill Suite

Granodiorite (Jgd)

Most of the country rock is granodiorite, which outcrops south of the surface expression of the Singatse Fault and is intruded by all the younger intrusives in the area.

In the immediate Ann Mason area, the granodiorite tends towards mafic quartz monzonite and is characterised by more abundant graphic quartz than in normal granodiorite, plagioclase greater than alkali feldspar (K-spar), and 15-20% shreddy mafics (mostly secondary biotite after hornblende). Texturally the granodiorite is fine-grained and tends to be sub-porphyritic.

Mafic Porphyry

Mafic porphyry occurs mostly within deeper portions of the batholith and is generally associated with granodiorite.  At Ann Mason mafic porphyry also occurs with porphyritic quartz monzonite at deeper levels of the batholiths. A few shallower exposures associated with granodiorite were also seen towards the western margin of the deposit. Mafic porphyry is characteristically fine-grained, with 60% or more, grainy groundmass composed primarily of small biotite books and hornblende, sparse phenocrysts of biotite and plagioclase, up to 3% quartz eyes, and occasional K-spar phenocrysts.

7.3.2	Bear Suite

Quartz Monzonite (Jqm, Jbqm)

The quartz monzonite is medium-grained and equigranular to weakly porphyritic. Plagioclase and orthoclase in roughly equal amounts are the major constituents and total 60-70% of the rock.  Other components include 20-25% quartz and 5-10% mafics, with the rest made up of accessory minerals such as sphene, apatite and magnetite.

Border quartz monzonite is mineralogically similar, but finer grained, contains more quartz and tends to be sub-porphyritic.

The majority of the quartz monzonite is located along the northern portion of the Ann Mason area, and mostly east of 304,600 E. West of this section the quartz monzonite grades to finer-grained border quartz monzonite (Jbqm) which is last seen at 303,450 E.

Quartz monzonite (Jqm and Jbqm) also occur at the Blue Hill and Roulette targets.

2.3.3	Luhr Hill Suite

Porphyritic Quartz Monzonite (Jpqm)

Porphyritic quartz monzonite is most abundant in the eastern portion of the deposit, directly beneath the Singatse Fault, and at depth to the west. The texture of porphyritic quartz monzonite varies from an equigranular matrix of plagioclase, quartz and K-spar, with sparse and fairly large K-spar phenocrysts, to a weak porphyritic texture with an incipient groundmass development and abundant K-spar phenocrysts. The mafic content averages between 5 and 10%, with approximately 30% biotite books. Quartz eyes are absent.

Porphyritic quartz monzonite is cut by Qmp-a porphyry dykes and all subsequent quartz monzonite porphyries (no direct relation with Qmp-d was seen).

Qmp-a and Qmp-ab

Qmp-a and ab are porphyry dykes with surface exposures indicating an east-west to north-westerly trends and dips to the south, which are consistent with the information developed by drilling. Qmp-a has 40-60% medium-grained aplitic ground-mass with occasional patches of graphic material, 5% fine-grained and shreddy mafics, 5% quartz eyes, no large K-spar phenocrysts, and 30-40% feldspar phenocrysts, which are generally smaller than 5mm.

In the subsurface, Qmp-a dykes occur are preserved primarily along the intrusive contact between granodiorite and porphyritic quartz monzonite.

Qmp-ab is similar, excepting that it contains large K-spar phenocrysts.

Qmp-b, Qmp-bq, Qmp-bm and Qmp-c

Qmp-b is the most abundant of the porphyries. On surface it strikes N 50º W to N 70º W and dips 35º to 55º to the north. Qmp-b is generally characterised by 50% very fine-grained groundmass, which contains small feldspar phenocrysts and hornblende, 5-10% coarse mafics with many biotite books, less than 5% quartz eyes, and 5-10% large K-spar phenocrysts. The "root zone" Qmp-b differs from the above in that it has a coarser, grainy groundmass which will occasionally tend towards an aplitic texture.  It can be distinguished from Qmp-ab because of its characteristic biotite books.

Qmp-bq differs from Qmp-b in that it contains 10% or more quartz eyes. In the "root zone" Qmp-bq develops a grainy groundmass, and the quartz eyes tend to be more irregular and to have less euhedral outlines. On surface Qmp-bq develops mostly in the western portion of the Ann Mason area, strikes north-westerly and dips to the north.

Qmp-bm appears irregularly on surface but generally tends to subparallel Qmp-b and is characterised by abundant, small and needle-like laths of hornblende in the groundmass. This groundmass is very fine-grained and makes up 50% of the rock. Coarse mafics (mainly hornblende laths) total 10%, quartz eyes 10-15%, and large K-spar phenocrysts up to 5%.

Qmp-c chilled porphyries are generally found along the borders of quartz monzonite porphyries, within the porphyries themselves, and where quartz monzonite porphyry dykes cut granodiorite, porphyritic quartz monzonite and quartz monzonite. Qmp-c porphyries are interpreted as chilled margins of Qmp-b, Qmp-bq and Qmp-bm dykes.

Qmp-b, -bq, -bm and -c dykes cut granodiorite, porphyritic quartz monzonite and Qmp-a and Qmp-ab porphyry dykes.

The differences between the various quartz monzonite porphyries are quite clear in the shallower exposures where they occur in dyke form, cross-cutting granodiorite, quartz monzonite and porphyritic quartz monzonite and each other. Down-section, these dikes converge into a "root zone" where they merge together and with porphyritic quartz monzonite forming a large mass in which their individual characteristics become much less distinct.

Qmp-d

Qmp-d is oriented N 70º W and dips 30º - 60º north. It is only found in the upper portion of the section and apparently cuts all other porphyries. Qmp-d normally has a lower groundmass content (less than 50%) than other porphyries, and this groundmass tends to be aphanitic and choked with small feldspar phenocrysts. Mafics, mostly hornblende, make up 10% or more of the rock, quartz eyes generally less than 5% to occasionally 10%, large K-spar phenocrysts 5-10%, and abundant sphene usually altered to quartz-rutile is a common accessory mineral. The difference between Qmp-b and Qmp-d is not always clear-cut, and in certain cases an intermediate rock-type labelled Qmp-bd has been mapped.

Porphyritic Aplite – (Jpa)

Porphyritic aplite is found only sparsely and closely associated with Qmp-a and -ab. It is an aplitic rock with minor phenocrysts of quartz and feldspar and occasional mafics. Age relations show the aplite cutting granodiorite, porphyritic quartz monzonite and Qmp-b porphyry dykes but is most common cutting porphyritic quartz monzonite.

Qmp – (Jqmp)

Some quartz monzonite porphyries did not fit any of the classifications described above. They have been labelled Qmp in the accompanying sections.

7.3.4	Other Intrusive Rock Types

Igneous Breccia – (ibx)

Igneous Breccia was only found in four diamond drill holes, D-176, D-118, D-234 and EG-AM-11-020. It is composed mainly of granodiorite with fragments of aplite, mafic porphyry and Qmp (probably Types a & b). Truncated quartz veinlets are also commonly found. In drill hole EG-AM-11-020, the breccia occurs as intrusive breccia at the contact between granodiorite or porphyritic quartz monzonite and Qmp-b porphyry dykes.  Occurrences in holes D-234 and EG-AM-11-020 are strongly mineralized.

Diorite – (Jd)

A coarse-grained diorite was intersected by four drill holes (D-176, D-222, D-234 and EG-AM-11-008) on Section 304,400 E. This rock type is weakly pyritized and post-dates the main phase of copper mineralization. The rock and contains 20-30% hornblende and less than 5% quartz.

Andesite Dykes – (Ja)

Andesite dikes, commonly less than 1 m thick, cut quartz monzonite porphyries and earlier equigranular intrusives. On surface these dikes have random directions ranging from east-west to northwest. The subsurface intersections indicate a probable steep northerly dip Section (304,800 E). The andesite is fine-grained and fresh to chloritized with weak pyrite mineralization.

7.3.5	Tertiary Volcanic Rocks

Tertiary volcanic rocks post-date copper/molybdenum mineralization in the Yerington district and were deposited unconformably on the pre-Tertiary erosion surface that developed on the Yerington batholith and adjacent wall rocks.  In their present configuration, the volcanic rocks are in depositional contact with older rocks within individual fault blocks or in fault contact along various low-angle faults including the Singatse, Blue Hill and Fulstone Spring faults.

Proffett and Proffett (1976) and Proffett and Dilles (1984) described and mapped the stratigraphy of Tertiary volcanic rocks of the Yerington district in detail.  For the purpose of this report, post-mineral volcanic rocks are not described in detail.

7.3.6	Structure

The current extent of the Ann Mason deposit is contained entirely within the Ann Mason fault block which is bounded above by the Singatse Fault and below by the underlying Blue Hill Fault.  Copper mineralization at Ann Mason is truncated by the Singatse Fault to the east of UTM 304,400E and between UTM 4,317,300N and UTM 4,318,000N.  Surface exposures of Tertiary conglomerate (Tcg) in contact with granodiorite (Jgd), rocks in the hanging wall of the Singatse Fault are offset approximately 4 km to the east relative to the footwall.  Based on Entrée’s drilling at Ann Mason and Blue Hill, the Blue Hill Fault is projected to be 50 to 100 m below the current depth of drilling at Ann Mason on the NW margin of the deposit (Hole EG-AM-11-015) and 200 to 600 m below the current depth of drilling in the central and eastern portions of the deposit (Holes EG-AM-11-007 and 009).

Ten high-angle faults have been identified at Ann Mason by integrating historic structural data with Entrée’s logging of faults interpreted to have significant amounts of displacement.  These high-angle faults have strike directions ranging from AZ 295º to AZ 325º and dip 60º to 70º SW. Criteria used to identify faults with significant amounts of displacement include thickness of clay gouge, changes in rock type across structures and the presence of fault breccia or slickensides.  The high-angle structures were mapped in cross-section using north-south and east-west sections on 100 m spacing and transferred to 50-m-spaced level plans for final compilation and interpretation.

One of the high-angle faults marks the current southwest margin of the deposit, juxtaposing  predominantly chlorite-altered rocks with pyrite mineralization in the hanging wall against predominantly potassically-altered rocks with copper/molybdenum mineralization in the footwall. Copper/molybdenum mineralization in the footwall of the fault remains open at depth along the entire length of the fault.

The northwest-trending structures offset the granodiorite-porphyritic quartz monzonite contact to successively deeper levels towards the southwest.  Overall, the contact plunges 15º to as much as 50º to the SW from where it is truncated by the Singatse Fault in the NE quadrant of the deposit.

7.3.7	Alteration

In the Yerington district, hydrothermal alteration associated with porphyry copper and molybdenum mineralization is similar to alteration described in many porphyry copper deposits. Voluminous sodic-calcic alteration zones on the flanks of the Yerington district deposits may have been leached of copper and iron and possibly providing those components to ore fluids (Dilles and Proffett, 1995).

At Ann Mason, the primary alteration types include 1) a broad, main-stage potassic zone, 2) an associated outer zone of propylitic alteration and 3) more restricted late-stage chlorite, sodic (albite or albite + chlorite), sericite, zeolite and irregular zones of gypsum alteration. Potassic alteration is comprised of secondary biotite replacing hornblende and biotite and fine-grained potassium-feldspar replacement of plagioclase phenocrysts and rock groundmass.  Chlorite and epidote comprise the outer propylitic zone of alteration in conjunction with pyrite as the primary sulphide. Overprints of chlorite and fine-grained sericite replace secondary and primary biotite and partially replace plagioclase phenocrysts but don’t appear to have had a pronounced effect on copper mineralization.

Sodic alteration affects all rock types at Ann Mason, ranging from incipient replacement evidenced by white rims surrounding feldspar phenocrysts to pervasive replacement that partially or completely obliterates rock texture. At logged concentrations of <10%, albite alteration has little or no effect on copper mineralization. Moderate, pervasive albitization (10-15%), where rock texture is still discernable may reduce bornite content while leaving chalcopyrite partly or completely intact.  Additional work is required to determine if bornite and/or chalcopyrite has been removed or if these zones contained less copper mineralization prior to albitization. Above 15% albite, most or all copper mineralization is removed and rock texture is largely destroyed.  Resulting copper grades are < 0.2% and locally < 0.05%.  Molybdenum mineralization is not significantly impacted by albitization beyond partial remobilization of molybdenite from veins into nearby fractures and shear zones.  The result are restricted zones of molybdenum mineralization with low copper values, generally located below the present 0.15% copper envelope.

Zeolite is rarely present as fracture fillings and in one example forms a matrix interstitial to plagioclase phenocrysts.

Gypsum occurs as a widespread but discontinuous, 100-m-thick,flat-lying zone beneath the Singatse Fault and at depths up to 1,200 m in zones interpreted to be controlled by high-angle structures. Gypsum, occurring as fracture fillings, veins and as pervasive alteration, cements the rock, producing pieces of intact core compared to the typical highly fractured rock.  Because it commonly cements highly fractured rock and in some cases fault zones, gypsum alteration is interpreted to post-date Miocene faulting, extension and structural rotation.

Fluorite has been observed rarely, occurring as light green, blue or purple fracture-fillings and mm to cm-sized veins at a rate of a few veins per drill hole in 9 out of Entrée’s 27 holes.

7.4	Mineralized zones

7.4.1	Ann Mason Deposit

The primary mineralization at the Ann Mason deposit is copper-molybdenum and potentially economic concentrations of silver and gold.  During the time of discovery and exploration by Anaconda (1968 to 1978), copper was the primary commodity of interest.  In 2002, MIM analysed historic drill core from Anaconda’s drilling and found potentially economic concentrations of molybdenum.  Gold and silver were also found during this re-assaying program but were never considered for inclusion in resource models due to the limited number of gold and silver assays contained in the historic database. Entrée has systematically analyzed core from all its holes drilled to date for copper, molybdenum, gold and silver. The current resource includes data for portions of 23 Anaconda drill holes PacMag re-assayed in 2006. Partial re-assay results for two Anaconda drill holes sampled by Entrée in 2011 are also included in the current resource. Results are pending for samples from 22 Anaconda drill holes collected by Entrée in 2012. Where there is remaining core, additional re-assay samples are being collected from the 23 holes PacMag previously re-assayed.  All re-assay data will be included in the resource model as it is updated for the Ann Mason PEA.

Copper occurs primarily as copper sulphides including chalcopyrite, bornite, minor chalcocite and rare examples of covellite. Oxide copper mineralization, comprised of malachite, black copper-manganese oxides and copper-bearing limonite, is present in a 22-m interval of hole EG-AM-11-016. Molybdenum occurs as molybdenite in quartz veins, fractures, shear zones and disseminated in rock. Distribution of molybdenite is both coincident with and, in portions of the deposit, independent of copper.

Structure

Copper-molybdenum mineralization is truncated by the Singatse Fault east of UTM 304,400E and between UTM 4,317,300N and 4,318,000N. Displacement of the faulted portions of the Ann Mason deposit in the hanging wall of the Singatse Fault is estimated to be 4 km eastward.

Miocene normal faulting and extension have rotated deposits in the Yerington district, including Ann Mason, 60-90º to the west.  As a result, N-S cross-sections are approximately equivalent to level plans in the pre-tilt geometry of the deposit.  E-W cross-sections remain roughly equivalent to vertical sections through the deposit.

Late, high-angle faults, with or without late-stage sodic (albite) or sericitic alteration are known to reduce copper grade within the deposit.

Lithology

Except where truncated by the Singatse Fault or the NW-trending 1A Fault along the SW margin of the resource, copper mineralization  > 0.2% Cu in the NE, SE and SW quadrants of the deposit (east of UTM 304,300E and south of UTM 4,317,700N)  generally occurs in an envelope ranging from 200 m to as much as 800 m above or below the intrusive contact between granodiorite (Jgd) and younger porphyritic quartz monzonite (Jpqm).  Within this envelope, copper grade is dependent on vein density, sulphide species, frequency and relative age of quartz monzonite porphyry dykes and the availability of mafic mineral sites within granodiorite favourable for deposition of disseminated mineralization.

Mineralization is most closely associated with Qmp-a and Qmp-b quartz monzonite porphyry dykes.  Anaconda geologists interpreted Qmp-a dykes at Ann Mason as the earliest and best mineralized of the Luhr Hill suite of rocks.  Spatially, Qmp-a dykes occur primarily along the intrusive contact between granodiorite (Jgd) and porphyritic quartz monzonite (Jpqm). Contrary to previous geologic models, copper mineralization does not appear to be distributed conformably around Qmp-b porphyry dykes that generally strike AZ 290º and dip 45º NE.

Identification of the granodiorite / porphyritic quartz monzonite intrusive contact as a deposit scale control on the distribution of copper mineralization is the result of deeper in-fill and step-out drilling conducted by the Company during the period October, 2010 through February, 2012.  The initial empirical relationship observed between copper distribution and the intrusive contact was further supported by mapping of the top of the chalcopyrite-bornite sulphide assemblage in proximity to the intrusive contact.

Sulphide Zoning

Sulphide domains at Ann Mason include an outer pyrite-dominated shell, varying ratios of pyrite > chalcopyrite, chalcopyrite ≥ pyrite, chalcopyrite and chalcopyrite-bornite.

Table 7-1 shows the ratios used by Anaconda geologists to define sulphide domains.

Table 7-1	Sulphide Domains Ann Mason deposit

Sulphide Facies	Sulphide Mineralization Code	Logged as	Ratio with Respect to Pyrite (py)
Pyrite	py	py ≥ 3:cp 1	> 3:1 py
Pyrite - Chalcopyrite	py cp	py3:cp1 to cp3:py1	3:1 py to 1:3 py
Chalcopyrite	cp	cp ≥ 3:py 1	1:3 py
Bornite	bn	cp bn

The pattern is that of a typical porphyry copper; an outer pyritic shell, and concentric zones of increasing chalcopyrite and decreasing pyrite progressing inward to a central zone of chalcopyrite-bornite.   Copper mineralization > 0.2% coincides with a pyrite:chalcopyrite ratio of 7:1 based on detailed relationships developed by Anaconda geologists. Within the NE, SE and SW quadrants of the deposit, little or no overlap occurs between pyrite and bornite or between pyrite and molybdenite. Chalcopyrite and chalcopyrite-bornite are the primary sulphide domains in these portions of the deposit.

The primary sulphide domain in the NW quadrant of the deposit (west of UTM 304,300E and north of UTM 4,317,700N) is chalcopyrite ≥ pyrite, a domain that forms thick intervals of >0.3% Cu with only minor bornite present near the granodiorite-porphyritic quartz monzonite contact.

In thin section, chalcopyrite occurs as individual grains in veins and disseminated in rock, as fillings in brecciated pyrite grains, attached to or included in pyrite grains and attached to or included in bornite,  Bornite occurs as separate grains in veins and disseminated in rock and attached to chalcopyrite.  Chalcocite occurs as replacement rims on chalcopyrite but more commonly as replacement rims or exsolution replacement of bornite.

Alteration

Copper mineralization is associated with two main alteration assemblages: chalcopyrite-pyrite, chalcopyrite or chalcopyrite-bornite associated with main-stage potassic alteration and chalcopyrite with epidote or epidote + quartz.

Veining

Veining at Ann Mason carries a closer relation to copper and mineralization than previously recognized. Sulphide veins are logged as to mineral assemblage, form, thickness and type and width of selvage.  Up to five mineral types are used to characterize vein mineral assemblages. In general, veining observed at Ann Mason represents typical porphyry style veins as described by Dilles and Einaudi (1982) for Ann Mason which include types A, AB, B, C and D.

Higher copper grades at Ann Mason are commonly associated with dark, cross-cutting and sometimes irregular or discontinuous veins containing quartz, secondary biotite and K-feldspar, chalcopyrite and/or bornite. Dark selvages ranging in width from millimetres to centimetres typically contain the same mineral assemblages.

 Molybdenum occurs primarily as molybdenite in quartz veins and on fracture or shear surfaces as molybdenum paint. Quartz-chalcopyrite-molybdenite and quartz-molybdenite veins are both present. In quartz veins, molybdenum occurs as disseminations, center-line segregations and borders or selvages.

Similar alteration assemblages occur in the area of the Blue Hill exploration target.

7.4.2	Blue Hill Target

The Blue Hill exploration target consists of copper oxide mineralization, and to the southeast, an adjacent zone of copper-molybdenum sulphide mineralization which appears to extend beneath the Blue Hill Fault.

Significant copper oxides, encountered in RC drill holes EG-BH-10-001 through 014 (except holes 006, 007, 012, 013 and 014) and diamond holes EG-BH-11-015 to 018, extends from surface to an average depth of 124 metres and over an area of 800 by 500 metres and continues over several hundred metres to the west in narrow intervals.(Figure 10.4).  The copper minerals (black oxides, malachite, blue /green sulphates and minor chrysocolla) occur with abundant iron oxides.  Mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of 185 metres.  The copper oxide zone remains open to the northwest and southeast.

Copper sulphide mineralization at the bottom of holes drilled to date indicates the presence of underlying porphyry-style sulphide mineralization similar to that found in PacMag drill holes BH08001 and BH08003.  Significant molybdenum mineralization was also intersected in drill holes EG-BH-10-005 and 009.

RC intervals averaging greater than 0.1% total copper (TCu) were also analyzed for soluble copper (SolCu). The overall average ratio of SolCu to TCu for all intervals is 68%.

8.0	DEPOSIT TYPE

8.1	Porphyry Copper Deposits

Type deposit description of copper porphyries is taken from Panteleyev (1995).

Porphyry copper deposits commonly form in orogenic belts at convergent plate boundaries, linked to subduction-related magmatism.  They can also form in association with the emplacement of high-level stocks during extensional tectonism which is related to strike-slip faulting and back-arc spreading following continent margin accretion.  Host rocks are typically intrusions, which range from coarse-grained phaneritic to porphyritic stocks, batholiths and dyke swarms. Intrusive rock compositions range from calcalkaline quartz diorite to granodiorite and quartz monzonite.  There are multiple intrusive phases that are successively emplaced, and a large variety of breccias are typically developed.

Stockworks of quartz veinlets, quartz veins, closely-spaced fractures and breccias containing pyrite and chalcopyrite with lesser molybdenite, bornite and magnetite occur in large zones of economically bulk-mineable mineralization in, or adjoining, porphyritic intrusions and related breccia bodies.  The mineralization is spatially, temporally and genetically associated with hydrothermal alteration of the hostrock intrusions and wallrocks.  Zones where fracturing is most intensely developed can give rise to economic-grade vein stockworks, notably where there are coincident or intersecting multiple mineralized fracture sets.  Disseminated sulphide minerals are present, generally in subordinate amounts.  Typical minerals include pyrite, chalcopyrite; molybdenite, lesser bornite and rare (primary) chalcocite, with lesser tetrahedrite/tennantite, enargite and minor gold, electrum and arsenopyrite.  Late-stage veins can contain galena and sphalerite in a gangue of quartz, calcite and barite.

Alteration commonly takes the form of different assemblages that are gradational and can overprint earlier phases.  Potassic-altered zones (K-feldspar and biotite) commonly coincide with mineralization.  This alteration can be flanked in volcanic host rocks by biotite-rich rocks that grade outward into propylitic rocks.  The biotite is a fine-grained, secondary mineral that is commonly referred to as a “biotite hornfels”.  The early biotite and potassic assemblages can be partially to completely overprinted by later biotite and K-feldspar alteration, zoning outwards to quartz–sericite–pyrite (phyllic) alteration, then, less commonly, argillic zones, and rarely, in the uppermost parts of some deposits, kaolinite–pyrophyllite, or advanced argillic, alteration.

Porphyry copper deposits can be subdivided into three styles on the basis of Cu, Au and Mo metal content ratios.  Typical tonnages and grades for the three styles are:

•	Porphyry Cu: averages 140 Mt at 0.54% Cu, <0.002% Mo, <0.02 g/t Au and <1 g/t Ag
•	Porphyry Cu–Au: averages 100 Mt at 0.5% Cu, <0.002% Mo, 0.38 g/t Au and 1 g/t Ag
•	Porphyry Cu–Mo: averages 500 Mt at 0.42% Cu, 0.016% Mo, 0.012 g/t Au and 1.2 g/t Ag

8.2	Supergene Oxide Copper Deposits

The following description of supergene oxidation is from Sillitoe, 2005:

Supergene leaching, oxidation and chalcocite enrichment in porphyry and related copper deposits takes place in the weathering environment to depths of several hundred meters. [...]

Sulfide oxidation takes place above the water table as an electrochemical process mediated by acidophyllic, Fe- and S-oxidizing bacteria.  Where acidic conditions prevail, Cu is efficiently leached and transferred downward to the reduced environment. [...]

Several local and regional controls optimize supergene profile development.  Orebodies should be vertically extensive and contain a well-developed array of steep faults and fractures, elevated pyrite/Cu-bearing sulphide ratios to maximize acidity of the supergene solutions, and nonreactive advanced argillic and sericitic alteration assemblages to minimize neutralization of the acidity.  Porphyry Cu deposits pass through a natural supergene cycle in which leaching and mature enrichment in advanced argillic and sericitic zones give way during eventual exposure of deeper potassic zones to in situ oxidation without attendant enrichment.  Mature oxidation and enrichment are promoted by the following: uninterrupted supergene activity for at least 0.5 m.y. but typically minima of 3 to 9 m.y.; tectonically or isostatically induced surface uplift responsible for depression of water tables and exposure of sulfides to oxidative weathering; and hot, semiarid to pluvial climates so long as erosion rates remain in balance with rather than outpacing supergene processes. [...]

Leached cappings are traditionally subdivided on the basis of their dominant limonite component into hematitic above mature enrichment, goethitic above hypogene ore or protore where Cu leaching is limited, and jarositic above pyrite-rich mineralization. Major oxidized Cu orebodies are developed either in situ where pyrite contents and leaching are minimal or as exotic accumulations located lateral to enriched zones. Oxidized ore comprises Cu minerals and mineraloids of both green and black color, with the latter, such as Cu wad, Cu pitch, and neotocite, being poorly characterized and tending to typify low-grade rock volumes. Among the green Cu species, chrysocolla dominates most high-grade ores of both in situ and exotic origin, hydrated sulfates and hydroxysulfates typify oxidation of pyrite-bearing enriched zones, and prevalence of hydroxychlorides in northern Chile testifies to exceptionally arid supergene conditions. Enrichment, by factors of three or even more, generates chalcocite and other Cu-rich sulfides in proximity to the overlying water table but lower grade covellite mineralization at depth. Gold and Mo do not normally undergo significant enrichment. Oxidized and enriched zones undergo pervasive supergene argillic alteration, with kaolinite, accompanied under arid to semiarid conditions by alunite, dominating leached and enriched deposits; smectite is more common in zones of in situ sulfide oxidation. Dissolution of hypogene anhydrite typifies the supergene profiles of porphyry Cu deposits and extends deeper than all significant enrichment. Geologic context and mesoscopic textural criteria facilitate distinction between hypogene and supergene Cu sulfides, limonite, clay, and alunite. [...]

Supergene transformations of the upper parts of many Cu and related Au deposits are beneficial because the ores are either upgraded or can be more easily and cheaply processed, commonly using heap-leaching technology.  Nevertheless, heap-leaching efficiency is highly dependent on the oxide and sulfide mineralogy.

9.0	EXPLORATION

9.1	Introduction

Entrée has been actively exploring the Ann Mason Project since early - 2010.   Ann Mason deposit and Blue Hill have been the main focus of work completed on the Project. Following the acquisition PacMag in 2010, exploration has focused on upgrading and expanding the copper-molybdenum resources of the Ann Mason deposit and further defining the Blue Hill oxide and sulphide targets.  Other exploration targets include Blackjack, Blackjack Northeast and Roulette (See Figure 9.1).

Since acquiring the Project, Entrée’s exploration work has consisted of a soil geochemical survey (Heberlein, 2009), three geophysical surveys (2010-2011), petrographic work and reverse circulation (RC) and core drilling (2010 - 2012).  Drilling was carried out on all but the Blackjack target.  Compilation of previous geological, geophysical and geochemical data was also completed as well as cutting and re-sampling of the historic Anaconda core (23 holes in total; in progress).

This section includes the details of the exploration programs carried out on the Project from mid-2009 to March 2012.  Exploration activities that took place from February 2010 to early March 2011 on the Ann Mason deposit and Blue Hill areas have been described in Morrison and Cann (2011).  Due to the expanded Project area of the current report, some of this information is repeated below for clarity.

Drill programs are described in Section 10.0.

Figure 9.1	Entrée Exploration Targets at the Ann Mason Project

296000E
298000E
300000E
302000E
304000E
306000E
4326000N
4324000N
4322000N
4320000N
4318000N
4316000N
4314000N
MINNESOTA
BLACKJACK NORTHEAST
BLACKJACK
BLUE HILL
ANN MASON DEPOSIT
ROULETTE
N
LEGEND
Entrée Exploration Targets
Entrée Drill Hole
Historical Drill Hole
Ann Mason Project Area
Third Party Claims
EG
ENTRÉE GOLD INC.
ANN MASON PROJECT
EXPLORATION TARGETS
0
3 km
NAD83 Zone11
March 25, 2012

9.2	Geological Compilation, Ann Mason and Blue Hill

A compilation of Anaconda geologic mapping and geologic cross sections over the Ann Mason deposit and Blue Hill exploration areas was completed in 2011 in preparation for drilling programs.  The compilation findings are incorporated in Section 7.3.

9.2.1	Topography and Coordinates

The project area is covered by a publicly available, 10-metre-resolution National Elevation Data Set (DEM) produced by the Natural Resources Conservation Service of the United States Department of Agriculture.  A contour map of the Project area with a 10-metre contour interval has been generated by the Company from the DEM.  At the time of this report Entrée has commissioned Pacific Geomatics Ltd. from Vancouver to complete a satellite-based, high-detail, digital elevation model (DEM) and base map (1-m contour intervals) covering the entire Project area.  This DEM will provide topographic and digital elevation data for use in future engineering and environmental analysis.

All of Entrée’s maps and surveying, including drill holes use UTM coordinates and a NAD83, UTM Zone 11N datum.

9.3	Soil Surveys

9.3.1	Soil Geochemistry Compilation, Blue Hill Target Area

Soil survey data from Telkwa Gold and PacMag were compiled in 2010 to assess oxide copper drill targets at Blue Hill.

Telkwa Gold carried out soil sampling programs in 2006 and 2007 over a 2.4 km2 area in the western portion of the Blue Hill target.  In total, 768 samples were collected mostly at 60 x 60 metre intervals, with some infill sampling.  Details on the sampling methods and sample quality are not known.  Samples were submitted to ALS Chemex labs Inc. (ALS) in Reno for Au and multi-element analyses.

The PacMag Blue Hill soil sampling program was carried out in three stages.  The first 19 samples were collected in 2006 on a 200 x 200-metre grid, but the initial 200-metre program was not completed until 2008, when an additional 79 samples were collected.  All 98 samples collected to date were submitted to ALS for analysis.  Encouraging results from the southern part of the soil survey warranted a more detailed follow-up survey to fill in the grid spacing to 100 metres; 71 samples were collected in 2010 and submitted to ALS for analysis.

Soil sample sites were located in the field using a hand-held Garmin GPS receiver, which is generally accurate to within three meters.  Sampling was restricted to areas of soil developed over in-situ Jurassic granitic bedrock. Grid sites that fell in areas of transported alluvium (Qal) or post-mineral Tertiary volcanics were excluded or moved to the nearest Jurassic outcrop area.

Samples were collected with a rock hammer from depths of 10-20 cm whenever possible, or from the bottom few cm of soil where bedrock depths were < 10 cm.  Soil material was sifted through a 10-mesh sieve in the field, and the +10 mesh fraction was discarded.  Approximately 250 grams of -10 mesh sieved soil was retained in a 4.5 x 6 inch Hubco cloth soil sample bag for each sample.  All efforts were made to avoid contamination but a few samples inevitably contained a significant fraction of eolian sand, which forms dune fields in the area.  These sites were noted in the field notes for all samples collected by J. Gant, as were the dominant lithology and alteration of the bedrock and / or float rock at the sample site. All samples were delivered to the ALS in Sparks, Nevada.

The strongest anomalies, located immediately northwest of the Blue Hill Fault, coincide with the main zone of oxide copper mineralization encountered in drill holes.

Figure 9.2 shows the soil sampling results used in assessing drill targets at Blue Hill.

9.3.2	XRF Soil Survey and Mapping Program, 2009

In 2009, a hand-held XRF soil survey and geologic mapping program was completed in the north area of the Project by BCE on behalf of Honey Badger Exploration Inc. (Figure 9.3)

An Innov-X hand held XRF model a-4000 SA unit was used to collect soil data in the field.  At each field station, a small pit was dug (averaging 20 centimetres deep), into which the XRF was inserted and analyses of soil materials were made.  After initial experimentation, it was found that collection and averaging of three separate XRF analyses at each field station optimized efficiency and provided high quality, reproducible results.  Counting times of 20 seconds were used on each individual test run (20 seconds for standard analyses followed by 20 seconds for light elements analyses) for each sample collected at each site.

In total, 3320 XRF analyses were taken from 962 field stations, and geologic maps were produced for portions of the property, including the western flank of the northern Singatse Range and the eastern flank of the northern Buckskin Range.  The XRF data did not reveal any new significant soil anomalies.

Mapping was carried out in the northern Singatse Range, the northern Buckskin Mountains, and areas around Wishart Hill. Mapping was focused in the areas covered by the soil survey, but a few traverses were conducted in adjacent areas as well.  The report concludes that most of the exposures of Jurassic rocks in the areas mapped appear to represent structurally high levels of the Jurassic crust.  A zone of acidic alteration was found in the Buckskin Range, spanning several kilometres from north to south (northwest block on Figure 9.3).   Mapping also identified large areas of sodic-calcic and sodic alteration developed to the west and northwest of the Martha Washington Mine.  Further to the west, Jurassic rocks with intense quartz-sericite-pyrite and some tourmaline alteration are exposed in a fault slice.

The mapping of alteration relationship and Tertiary marker units revealed several possible targets, including an area between the Buckskin and Singatse ranges and an area west of the Martha Washington Mine and northwest of Wishart Hill (Bronco Creek Exploration, 2009).  These areas lie within the Blackjack and Blue Hill targets respectively.

Figure 9.2	Soil Geochemistry Compilation, Blue Hill Area

302,500 mE
301,000 mE
301,500 mE
302,000 mE
302,500 mE
4,320,500 mN
4,320,000 mN
4,319,500 mN
4,319,000 mN
N
200 ppm Cu in Soil
500 ppm Cu in Soil
1000 ppm Cu in Soil
2010 - 2011 Drill Hole
Third Party Claim
Surface Projection of Copper Oxide from Drilling
Surface Projection of Porphyry-Style Copper Sulphide Target from Drilling
Enlarged Area in Red
Blue Hill Fault
0
500 m
SCALE

ENTRÉE GOLD INC.
ANN MASON PROJECT
BLUE HILL SOIL COMPILATION

NAD83 Zone11
March 9, 2012

Figure 9.3	2009 XRF Survey Lines and Geologic Mapping Areas

9.3.3	Soil Geochemistry and pH Survey, Roulette Target, 2009

A soil geochemistry and pH survey was carried out on the Roulette property from November 8th to 12th, 2009 by Heberlein Geoconsulting (Heberlein, 2009).  The survey was designed to test suspected porphyry targets located beneath alluvial gravels and lacustrine deposits on the northeast margin of the Artesia Lake basin.  The lines were planned to traverse magnetic anomalies thought to be expressions of potential blind porphyry targets and their northeast-southwest orientations were chosen to avoid contamination from copper and gold mineralized material derived from small mines and prospects located on the ranges immediately north and east of the property.

Soil samples were collected at 100 metre intervals along two northeast-southwest lines for a total length of 7.2 kilometres (see Figure 9.4).  Sample locations were supplied by Entrée but were slightly modified at many locations to avoid active channels and other possible source of contamination.  Coordinates for the new sample locations were recorded using a GarminTM GPSmap 60CSx handheld GPS receiver using WGS84 lat-long coordinates.

At each location, the top 10cm of the profile was removed over a 1 m2 area to eliminate wind-blown material and the centre of the area was sampled at a depth interval of 10 to 25 cm using a soil sampling shovel.  The soil was screened onto a plastic sheet using a 12 mesh sieve.  Approximately 1 kg of screened soil was collected in Hubco 5x10 inch poly weave sample bags. The soil samples were delivered to ALS in Reno for geochemical analyses.

Two additional samples were collected for soil pH measurements at each site.  The first consisted of a composite of material from the surface ‘microlayer’ taken from at least eight locations around a 5 metre radius of the sample hole, and a second collected from a depth of 10 cm from the hole.  Approximately 250 g of material were sealed in Ziploc bags.  These samples were taken to Yerington for pH readings.

Soil pH revealed four features of interest, labeled A to D (see Figure 9.4), with characteristics consistent with the presence of potential sulphide mineralization.  The analytical results defined a target with a Cu-Mo-Au-As signature over feature B.    Subsequent drilling (EG-R-10-003) on the magnetic high located southwest of Feature B encountered porphyry-style copper mineralization associated with potassic alteration and disseminated magnetite in quartz monzonite in the footwall of the Blue Hill fault.  An drill hole to test Feature B geochemical anomaly failed because of drilling problems resulting in the loss of the drill hole about the level of the Blue Hill Fault.

Figure 9.4	Soil Geochemistry and pH Survey: Hydrogen Ion Results

9.4	Geophysics

9.4.1	Geophysics Compilation: Honey Badger and Anaconda Data

Historic geophysical data comprising IP/Resistivity surveys acquired by Anaconda and Superior Oil and magnetic data acquired by Anaconda show responses similar to recent, more detailed surveys conducted by Honey Badger and Entrée US.

Figure 9.5 shows the Residual Magnetic Intensity - Reduced to Pole, which was part of an airborne Geotem Survey (Yerington West survey) flown by Fugro on behalf of Honey Badger. The high-resolution magnetic and time-domain electromagnetic (TEM) airborne survey was conducted over the project in March and April 2008 (Fugro, 2008).  A total of 91 traverse lines were flown, ranging in length from 7 to 12.9 kilometres with spacing of 100 metres between lines. Fourteen tie lines were flown with a spacing of 1,000 metres between lines.  The Yerington West survey totalled approximately 1063 line-km of data acquisition. The airborne geophysical data showed a pronounced magnetic low approximately 1.5 kilometres northwest of the Project’s Blue Hill oxide target, as well as a strong magnetic high in the centre of the Roulette property (Honey Badger, 2009).  These anomalies were partially drilled tested by Entrée in 2010 (see Section 10.3 and 10.4).

9.4.2	Geophysical Programs, 2010 and 2011

Three geophysical surveys were conducted for Entrée on the Ann Mason Project in 2010 and 2011:  a Complex Resistivity Induced Polarization (CRIP) and Natural Source Audio Magnetotelluric (NSAMT) was conducted over the west portion of the project in April 2010 (formerly the Blackjack project and portions of the Roulette project); a dipole-dipole induced polarization (IP) survey was conducted over the Ann Mason - Blue Hill areas in July and August 2010; and a NSAMT survey was conducted over the Ann Mason deposit area in January 2011. The surveys were contracted to Zonge Engineering and Research Organization (Zonge). The objective of the surveys was to locate and identify zones of enhanced chargeability or resistivity that may be associated with metallic mineralization.

Figure 9.6 to Figure 9.9 show the chargeability and resistivity results.

Crip and NSAMT Survey (April 2010)

Between April 5 and 19, 2010, Zonge conducted a dipole-dipole Complex Resistivity Induced Polarization (CRIP) and Natural Source Audio Magnetotelluric (NSAMT) geophysical investigation on the west portion of the Project (Zonge, 2010a).  Dipole-dipole CRIP data were acquired along nine lines oriented N-S (Lines 2 through 10) for a total coverage of 43.5 line-km at 154 stations.  NSAMT data were acquired along one line (Line 1) for a total of 3 line-km at 31 stations.

Figure 9.5	Residual Magnetic Intensity – Reduce to Pole

Dipole-dipole CRIP data were acquired along 9 lines oriented N-S using dipole-dipole electrode array with a dipole length (a-spacing) of 300 metres.  CRIP measurements were made for n-spacing of 1 through 8 with data acquired in standard 7 spreads.  The survey was performed in the frequency domain at 0.125 Hz, measuring the fundamental frequency and the 3rd, 5th, 7th, and 9th harmonics in order to use the 3-pt decoupling technique.

For Line 1, vector NSAMT measurements were acquired along the line using 100 metre electric field receiver dipoles.  Line 1 was oriented N47ºE.  Measurements were made in spreads consisting of four electric field dipoles along the line direction (Ex), one electric field dipole oriented perpendicular to the line (Ey), and two magnetic field measurements oriented perpendicular and parallel to the electric field dipoles (Hy, and Hx, respectively).  Frequencies were measured from 3 Hz to 8192 Hz.

Non-reference dipole-dipole CRIP and vector NSAMT were acquired with a six-channel Zonge GDP-32ii multi-purpose receiver.  The electric-field signals were measured using non-polarizing ceramic porous-pot electrodes (copper/copper sulphate solution) connected to the receiver with insulated 14-gauge wire.

For the NSAMT program the multi-channel receiver was used to collect both E-field (Ex, Ey) and H-field (Hx,Hy) data.  The magnetic-field data were acquired with the Zonge ANT/6 magnetic coil; a mu-metal cored magnetic field antenna which uses feedback technology.

Signal source used for the CRIP measurements was a portable Zonge GGT-30 (30 KW) transmitter. Transmitter power was provided by the Zonge ZMG-30 motor-generator. The transmitter was controlled by the XMT-32 transmitter controller.

Line 1 NSAMT results were unable to map resistive or conductive zones potentially related to porphyry mineralization or alteration at depth due to very high conductivity values at surface possibly caused by saline groundwater in Quaternary alluvium .  In addition, the NSAMT data was not able to substantiate possible uplift on the northeast side of a northwest-trending structure located near the southwest corner of the Roulette block.  The structure, interpreted from the Honey Badger AirMT survey, could have placed potential porphyry targets at shallower depths than interpreted from drill thicknesses of Quaternary alluvium.

At Blue Hill, chargeability responses are interpreted to be caused primarily by pyrite mineralization located northwest of oxide and sulphide copper mineralization.

The CRIP survey also defined an east-west, 5.4-km-long IP anomaly located in the northern portion of the Ann Mason Project area. The main body of the anomaly, observed on Lines 2 through 9, is interpreted as a possible separate porphyry system or the westward extension of the MacArthur/Gallagher zones being explored by Quaterra Resources Inc east of Entrée’s project area.  Georeferenced plots of inverted IP sections in conjunction with geologic cross-sections indicate the main body of the IP target occurs in volcanic and sedimentary wall rocks to the west of the Yerington batholith and beneath Quaternary alluvium and Tertiary volcanic rocks.

Surface mapping and sampling are recommended for the purpose of developing specific drill targets.

IP Survey (2010)

Between July 29 and August 19, 2010, Zonge conducted a dipole-dipole induced polarization (IP) survey over the Ann Mason and Blue Hill areas of the Project (Zonge, 2010b).    Data were acquired along ten lines (Lines 11 through 20) for a total coverage of 52.2 line-km with 184 stations at 300-m intervals.  Lines 11 and 14 overlapped and extended Line 9 and Line 10 (respectively) of the previous survey.  Details of this survey were previously described in Morrison and Cann (2011).

Chargeability responses observed on lines over the Ann Mason deposit and extending westward towards Blue Hill reflect a combination of copper sulphides in the central and eastern portions of the Ann Mason deposit and pyrite, pyrite-chalcopyrite and chalcopyrite-pyrite domains to the west. Between Ann Mason and Blue Hill, chargeability responses caused by pyrite mineralization in the Ann Mason fault block obscure possible responses that might be located in the underlying Blue Hill fault block.

NSAMT Survey (2011)

Between January 20th and 29th, 2011, Zonge conducted a NSAMT geophysical survey over the Ann Mason area of the Project to add to the previous survey of July and August 2010 (Zonge, 2011).  Data were acquired along 9 lines covering 15.4 km.  The survey repeated selected portions of Lines 14, 15, 16, 17, 18, and 19 of the prior survey and added segments 16.5, 17.5 and 18.5.

The NSAMT data were collected in the frequency band 0.5 to 8192 Hz along lines with 100 m electric-field receiver dipoles.  Measurements were made in spreads consisting of three to four electric-field dipoles along the line direction (Ex) and a magnetic field measurement (Hy) perpendicular to the line in the centre of the spread, plus one electric-field dipole perpendicular to the line direction (Ey) with a magnetic field measurement along the line direction (Hx).

The instruments used in the scalar NSAMT data acquisition are the same as the ones used in April 2010 survey (see above).

The NSAMT survey was conducted in an attempt to better define conductive zones observed in the Ann Mason IP/Resistivity survey that have an apparent spatial association with the Ann Mason copper resource.  In detail, the distribution of copper mineralization at Ann Mason does not appear to coincide directly with conductive zones mapped by the NSAMT data.  A general association between the overall distribution of copper mineralization at Ann Mason and the relatively conductive zones detected by the IP/Resistivity survey may still exist.

Figure 9.6	Ann Mason Project Chargeability at 400m depth

Figure 9.7	Ann Mason Project Chargeability at 600m depth

Figure 9.8	Ann Mason Project Resistivity at 400m depth

Figure 9.9	Ann Mason Project Resistivity at 600m depth

9.5	Petrographic work

A petrographic study by L. T. Larson was completed on twenty-nine polished thin sections  from selected Ann Mason core samples.  The petrographic report provides information on rock types, alteration and mineralization s present within the deposit.  Key findings are included in Sections 7.3 and 7.4.

9.6	Drilling

Entrée completed 72 drill holes totalling 41,304 metres on the Ann Mason Project from June 2, 2010 to February 18, 2012.

Most of the drilling was carried out on the Ann Mason deposit and was designed to increase tonnage and confidence in the resources by step-out and infill drilling.  A total of 27 drill holes totalling 29,649.57 metres were completed at Ann Mason.

At Blue Hill, 25 RC and eleven diamond drill holes (including one pre-collar) totalling 8,805.08 metres were completed.  The drilling programs at Blue Hill were to test for shallow copper oxide mineralization and deeper sulphide mineralization first identified in 2008 by PacMag.

Six holes (three RC pre-collar, two diamond with RC pre-collars and one diamond daughter hole) were drilled on the Roulette target in 2010 for a total length of 1,859.81 metres. The holes were sited based on a strong aeromagnetic high revealed in Honey Badger’s 2008 airborne geophysical survey and the results of the soil geochemical and pH survey described in Section 9.3.3.

Finally, on the Blackjack Northeast target, two holes (one diamond with RC pre-collar and one RC precollar) totalling 870.67 metres were drilled in 2010 to test the AirMt target interpreted in Honey Badger’s 2009 airborne survey, which is coincident with the 2010 IP anomaly.

No drilling was carried out on the Blackjack target.

Drilling programs and results are provided in Section 10.0.

10.0	DRILLING

10.1	General

Entrée completed 72 drill holes totalling 41,304 metres on the Ann Mason Project from June 2, 2010 to February 18, 2012.  Drilling programs were carried out on the Ann Mason deposit, Blue Hill, Roulette and Blackjack Northeast targets using RC, diamond or a combination of both types of drilling (see Table 10-1).  All targets were explored for base and precious metals.

Table 10-1	Ann Mason Project – Drilling Summary

Target	Number of Holes	Length (m)	Hole Type
Ann Mason Deposit	27	29,649.57	Diamond including 18 with RC pre-collars
Blue Hill	36	8,805.08	24 RC and 12 Diamond including 1 with RC pre-collar
Blackjack Northeast	2	870.67	1 RC pre-collar, 1 Diamond with RC pre-collar
Roulette	6	1,859.81	3 RC pre-collar, 2 Diamond with RC pre-collars, 1 Diamond daughter hole
Water Well	1	118.87	RC
TOTAL	72	41,304.00

Reverse circulation drilling was contracted to Diversified Drilling LLC of Missoula, Montana, using a DLD1200 track-mounted rig and Boart Longyear Company of Salt Lake City, Utah, using a D40K truck-mounted rig. The hole diameters for pre-collars and shallow exploration holes were 6.25 in or 6.5 in.

Diamond drilling was contracted to Ruen Drilling Incorporated of Clark Fork, Idaho, using DE710 and DMW100 track-mounted core rigs and a truck-mounted LF-230 core drill, and by Boart Longyear Company using an LS244 truck-mounted rig.  All holes recovered HQ size (6.35 cm) core and 3 holes (EG-AM-11-009, EG-BH-11-021 and EG-R-10-004A) were reduced to NQ size (4.76 cm) core.  Hole EG-AM-11-008 was drilled with an HQ triple tube core barrel through the Tertiary volcanics, Singatse fault and most of the rest of the hole.  EG-AM-11-011 was also drilled with an HQ triple tube core barrel through the Tertiary volcanic down through the Singatse fault.

All Entrée drill holes are prefixed with “EG” and then “AM” for Ann Mason or “BH” for Blue Hill, ‘R’ for Roulette and ‘B’ for Blackjack (within the former Blackjack property) followed by the year commenced (2 digits) followed by a sequential hole number. The Blackjack holes “B” have been reallocated to the Blue Hill and Blackjack Northeast exploration targets.

Historic Anaconda drilling is prefixed with “D” and PacMag drilling is prefixed with “BH” for Blue Hill or “Ann” for Ann Mason followed by the year (2 digits) followed by the hole number. 2002 MIM drilling is labelled AM0201 to AM0205.  Phelps Dodge Holes are labelled WH.

Collar and elevation data for all holes, except hole EG-R-10-005, were located by a differential GPS survey by Mineral Exploration Services, Ltd of Reno.  Hole EG-R-10-005 was surveyed with a handheld GPS.  All coordinates are NAD83 UTM Zone 11.

Core recovery at Ann Mason, Blue Hill and Blackjack is generally good (90% or better) while recovery at Roulette is lower, averaging 80%.  Core from the project areas is commonly quite broken.  RQD values for Ann Mason, Blackjack and Roulette are often zero, averaging 15%.  RQD values for core recovered from the main Blue Hill target area (holes EG-BH prefix) are also often zero, averaging 15%, whereas the RQD values holes EG-B-10-003 to 007 average 55%.

Downhole surveys at Ann Mason, Blue Hill, Blackjack and Roulette are conducted using a Reflex EZ shot digital camera.  Readings are collected at approximate 100 m intervals. Core is recovered with standard wireline equipment and core barrels with the exception of two Ann Mason drill holes. Holes EG-AM-11-008 and -11 were partially drilled with a triple tube core barrel for the purpose of obtaining core samples of Tertiary volcanic rocks suitable for geotechnical logging.

10.2	Ann Mason Deposit

Twenty-seven diamond drill holes totalling 29 649.57 metres were completed on the Ann Mason deposit from October 26, 2010 to February 18, 2012 (Table 10-2). Most holes were drilled vertically; eighteen were pre-collared with RC drilling from surface to the depth of the Singatse Fault.  Holes EG-AM-10-001 to EG-AM-11-004 were previously discussed in Morrison and Cann (2011).  The drill program at Ann Mason deposit is on-going and is designed to increase tonnage and confidence in the resources through a combination of step-out and infill drilling.

Significant intercepts for all holes are summarized in Table 10-3. The intercepts are based on core lengths and may not reflect the true width of mineralization.  The 0.15% copper envelope is illustrated in the drill plan and cross-sections below (Figure 10.1, Figure 10.2,Figure 10.3).

Drilling to date has expanded the known limits of mineralization both laterally and at depth (see Figure 10.1). Holes EG-AM-11-011, 014, 015 and 025 define the current northern limit of mineralization while holes EG-AM-11-015, 026 and 027 define its western margin.  To the east side of the deposit both EG-AM-11-016 and 018 extended the vertical thickness of the known mineralization. The deposit remains open to the north and to the west and along several sections to the east and south.  Known mineralization now covers an area of 1.3 by 2.0 kilometres and to a depth of over 1 kilometre.

Structural controls on mineralization are described in Section 7.4.1.

Table 10-2	Ann Mason Deposit Drilling: Collars location

Hole Number	Hole Type	Easting NAD83z11	Northing NAD83z11	Elevation (m)	Azimuth (º)	Dip (º)	RC Depth (m)	DD Depth (m)	Final Depth (m)
EG-AM-10-001	RC/DD	304405.53	4317531.50	1675.50	360	-90	36.59	1165.24	1201.83
EG-AM-10-002	RC/DD	304515.84	4317549.85	1680.70	360	-85	39.62	1129.30	1168.92
EG-AM-10-003	RC/DD	304299.70	4317497.84	1669.70	360	-90	42.67	1171.97	1214.64
EG-AM-11-004	RC/DD	304797.73	4317417.74	1717.10	360	-90	58.55	939.22	997.77
EG-AM-11-005	RC/DD	304701.72	4317680.96	1704.30	360	-90	138.79	1009.39	1148.18
EG-AM-11-006	RC/DD	304397.18	4317301.16	1693.90	360	-90	27.43	1169.21	1196.64
EG-AM-11-007	RC/DD	304203.96	4317534.37	1661.30	360	-90	30.68	1356.17	1386.85
EG-AM-11-008	DD	304444.23	4317784.54	1720.50	360	-90		1144.83	1144.83
EG-AM-11-009	DD	304679.92	4317426.74	1700.90	360	-90		1180.81	1180.81
EG-AM-11-010	RC/DD	304298.68	4317600.68	1666.10	360	-90	30.15	1227.32	1257.47
EG-AM-11-011	DD	304337.94	4317985.74	1694.30	360	-90		1041.81	1041.81
EG-AM-11-012	DD	304267.29	4317408.37	1674.20	360	-90		1114.04	1114.04
EG-AM-11-013	RC/DD	304600.30	4317522.08	1688.10	360	-90	73.15	984.82	1057.97
EG-AM-11-014	RC/DD	304771.52	4317961.23	1737.60	360	-90	202.08	845.53	1047.61
EG-AM-11-015	RC/DD	303866.02	4318018.45	1629.00	360	-90	97.54	1054.62	1152.16
EG-AM-11-016	DD	304686.99	4317308.81	1702.42	360	-90		1046.39	1046.39
EG-AM-11-017	RC/DD	304285.00	4317648.00	1668.80	360	-85	21.49	1051.11	1072.60
EG-AM-11-018	RC/DD	304898.14	4317540.58	1749.33	360	-90	146.30	684.90	831.20
EG-AM-11-019	DD	304148.36	4317452.59	1663.84	360	-90		1093.62	1093.62
EG-AM-11-020	DD	304051.49	4317685.25	1650.29	360	-90		1093.03	1093.03
EG-AM-11-021	DD	303978.90	4317810.60	1635.15	360	-80		1044.06	1044.06
EG-AM-11-022	RC/DD	304683.55	4317490.35	1696.85	360	-75	91.44	754.07	845.51
EG-AM-11-023	RC/DD	304111.47	4317841.96	1658.17	360	-90	131.74	898.18	1029.92
EG-AM-11-024	RC/DD	304283.08	4317864.69	1669.89	360	-90	116.00	910.57	1026.57
EG-AM-11-025	RC/DD	304148.57	4318225.52	1649.91	205	-75	121.92	1011.95	1133.87
EG-AM-12-026	DD	303937.24	4317718.31	1640.98	360	-90		1067.26	1067.26
EG-AM-12-027	RC/DD	303839.64	4317767.19	1622.35	360	-85	39.62	1014.39	1054.01
TOTAL							1445.76	28203.81	29649.57

Figure 10.1	Ann Mason Deposit - Drill Plan

SECTION 304,300 E
SECTION 4,317,700 N
Singatse Fault
Singatse Peak
Enlarged Area in Red
Approx. 0.15% Cu Envelope (projected to surface)
Entrée Drill Hole ('EG-AM-')
Historical Drill Hole
Excluded from Project
4,318,500 mN
4,318,000 mN
4,317,500 mN
4,317,000 mN
11-025
11-015
11-011
11-014
11-023
11-024
11-021
12-027
11-008
11-005
12-026
11-020
11-017
11-010
10-002
11-013
11-018
11-007
10-001
10-003
11-022
11-019
11-009
11-004
11-012
11-006
11-016

ENTRÉE GOLD INC.
ANN MASON DEPOSIT
DRILL PLAN

0 250 500
metres

UTM NAD83 Zone11
March 16, 2012

Figure 10.2	Ann Mason Deposit – Section 4,317,700 N

W
E
EG-AM-12-026
D163
EG-AM-12-020
D171
EG-AM-11-017
D176
D157
EG-AM-11-005
D148
D161
D246
D148
Ann7
Singatse Fault
Ann07009
D234
Ann07004
OPEN
OPEN
EG-AM-10-002
LEGEND
Post-Mineral Volcanic Rocks - Tv
Porphyritic Quartz Monzonite - Jpqm
Granodiorite - Jgd
Low Angle Fault
High Angle Fault
High Angle Fault (inferred)
Approx. 0.15% Cu Envelope
Drill hole with Assay Results
Cu (left) and Mo (right)
200 m
ENTRÉE GOLD INC.
ANN MASON DRILLING
CROSS SECTION 4,317,700 N
UTM NAD83 Zone 11
March 15, 2012

Figure 10.3	Ann Mason Deposit – Section 304,300 E

Table 10-3	Ann Mason Deposit – Significant Drill Intercepts

	From (m)	To (m)	Length (m)	Cu %	Au g/t	Ag g/t	Mo %	CuEq* %
EG-AM-10-001	214	1202	988	0.31	0.04	0.76	0.010	0.38
including	472	812	340	0.40	0.06	1.10	0.016	0.51
including	608	646	38	0.60	0.12	2.09	0.018	0.75
EG-AM-10-002	86	670	584	0.34	0.03	0.79	0.006	0.38
EG-AM-10-003	436	1078	642	0.35	0.03	0.65	0.012	0.42
including	714	838	124	0.58	0.06	1.32	0.021	0.71
EG-AM-10-004	62	780	718	0.31	0.03	0.64	0.012	0.38
including	492	570	78	0.37	0.07	1.23	0.021	0.50
EG-AM-11-005	139	496	357	0.39	0.05	1.01	0.004	0.44
including	318	450	132	0.52	0.09	1.66	0.002	0.58
EG-AM-11-007	552	1072	520	0.37	0.02	0.55	0.009	0.42
including	818	882	64	0.55	0.04	0.99	0.016	0.65
EG-AM-11-008	240	688	448	0.39	0.05	0.80	0.003	0.43
	722	788	66	0.29	0.06	0.91	0.004	0.35
	830	858	28	0.53	0.12	2.09	0.014	0.66
EG-AM-11-009	66	768	702	0.41	0.03	0.96	0.011	0.49
including	268	396	128	0.52	0.02	0.74	0.012	0.59
and	554	768	214	0.48	0.07	1.92	0.017	0.60
EG-AM-11-010	252	902	650	0.33	0.03	0.71	0.010	0.39
including	702	902	200	0.40	0.05	1.21	0.012	0.48
EG-AM-11-011	166	980	814	0.28	0.02	0.51	0.012	0.35
including	706	798	92	0.48	0.07	1.58	0.015	0.58
and	956	980	24	0.48	0.10	1.58	0.021	0.63
EG-AM-11-012	658	1096	438	0.38	0.01	0.46	0.004	0.41
including	696	910	214	0.47	0.01	0.58	0.005	0.50
EG-AM-11-013	80	764	684	0.34	0.04	0.88	0.016	0.43
including	290	558	268	0.41	0.05	1.24	0.023	0.54
and	680	764	84	0.40	0.09	1.69	0.012	0.50
EG-AM-11-014	203	1048	845	0.30	0.05	1.14	0.004	0.35
including	570	784	214	0.40	0.07	2.24	0.005	0.47
and	910	1010	100	0.37	0.07	1.31	0.011	0.46
EG-AM-11-015 including and and	240 332 644 944	1138 488 720 1024	898 156 76 80	0.32 0.41 0.41 0.58	0.01 0.02 0.00 0.02	0.37 0.63 0.45 0.69	0.004 0.004 0.006 0.002	0.35 0.45 0.45 0.61
EG-AM-11-016 including and and	12 204 530 682	1046 438 612 890	1034 234 82 208	0.29 0.39 0.37 0.34	0.02 0.02 0.02 0.04	0.45 0.40 0.27 0.76	0.009 0.005 0.016 0.014	0.34 0.43 0.45 0.42
EG-AM-11-017 including	210 292	1073 618	863 326	0.25 0.35	0.02 0.02	0.38 0.42	0.008 0.009	0.30 0.40
EG-AM-11-018 including	148 286	660 470	512 184	0.24 0.32	0.04 0.06	0.64 0.83	0.006 0.002	0.30 0.36
EG-AM-11-019 including	692 696	1090 980	398 284	0.33 0.39	0.01 0.01	0.34 0.31	0.002 0.003	0.35 0.41
EG-AM-11-020	334	1093	759	0.45	0.02	0.35	0.007	0.49
EG-AM-11-021	192	1044	852	0.35	0.01	0.42	0.005	0.38
EG-AM-11-022 including	90 90	818 638	728 548	0.31 0.35	0.04 0.04	0.73 0.78	0.008 0.008	0.37 0.41
EG-AM-11-023 including and	132 314 736	1030 408 892	898 94 156	0.33 0.41 0.51	0.02 0.02 0.06	0.44 0.33 1.06	0.011 0.006 0.023	0.39 0.44 0.64
EG-AM-11-024 including	244 244	1026.5 528	782.5 284	0.35 0.54	0.03 0.04	0.49 0.54	0.009 0.003	0.41 0.58
EG-AM-11-025 including	326 614 750	484 1130 840	158 516 90	0.27 0.34 0.54	0.02 0.01 0.02	0.22 0.23 0.26	0.004 0.007 0.010	0.30 0.38 0.60
EG-AM-12-026 including and and	314 542 660 804	1032 592 710 1020	718 50 50 216	0.37 0.56 0.48 0.48	0.01 0.02 0.01 0.01	0.41 0.70 0.35 0.46	0.006 0.013 0.007 0.009	0.40 0.63 0.52 0.53
EG-AM-12-027 including and	484 548 696	1054 658 840	570 110 144	0.38 0.47 0.44	0.02 0.02 0.02	0.48 0.63 0.41	0.005 0.007 0.006	0.41 0.51 0.48
*Copper equivalent is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and assumed recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

Ann Mason Project Technical Report	Match 2012

10.3	Blue Hill Target

Drilling at the Blue Hill exploration target was carried out in three phases.  In 2010, a diamond drill program was carried out on the former Blackjack property (holes EG-B-10-003 to EG-B-10-007) to test for a westward extension of the known Blue Hill mineralization.  Also in 2010, a reverse circulation program (Holes EG-BH-10-001 to EG-BH-10-014) was completed on the Blue Hill target to test for copper mineralization in the shallow oxide zone identified at surface by soil geochemistry and outcropping oxide copper mineralization.  This program was detailed in Morrison and Cann (2011).  In 2011, Entrée completed a total of 16 drill holes (diamond and RC).  The program continued testing for shallow oxide mineralization and also investigated the deeper sulphide target first discovered by PacMag in 2008.  Figure 4.1 locates all holes within the Blue Hill exploration target.  Collar information is included in Table 10-4, and significant intercepts in Table 10-5.  The intercepts are based on core lengths and may not reflect the true width of mineralization.

Oxide mineralization occurs within pervasively oxidized rocks of the Yerington batholith as described in Section 7.4.2. Malachite, rare azurite, black copper-manganese oxide minerals, copper sulphate and copper-bearing limonites occur primarily on fractures and in oxidized veins and veinlets.

Mixed oxide/sulphide mineralization occurs in zones of partial oxidation where faults and fractures control the geometry and extend of oxidation.  Only minor amounts of chalcocite are present as rims on pyrite or chalcopyrite.  No zone of secondary enrichment has been observed.

Copper sulphide mineralization encountered in widely spaced holes drilled to date (EG-BH-11-019 and 021) is generally lower grade and more restricted when compared to Ann Mason.

Alteration assemblages are similar to Ann Mason except that original zoning is difficult to discern in areas of pervasive oxidation.  Within zones of sulphide mineralization, propylitic alteration is more widespread and potassic alteration more restricted to quartz monzonite porphyry dykes and immediately adjacent rocks of the Yerington batholith.  Late stage sodic alteration reduces copper grade similar to what has been observed at Ann Mason.

Oxide copper mineralization at Blue Hill is interpreted to be the result of in-place oxidation of copper sulphides with only minor transport of copper into vugs, fractures and faults or shear zones. No significant zones of secondary enrichment have been observed.  Chalcocite occurs in minor amounts as rims surrounding pyrite and chalcopyrite grains.

Higher grade sulphide mineralization commonly occurs with zones of sheeted veins containing chalcopyrite, magnetite and secondary biotite.

Ann Mason Project Technical Report	Match 2012

Table 10-4	Blue Hill Drilling: Collars Location

Hole Number	Hole Type	Easting NAD83z11	Northing NAD83z11	Elevation (m)	Azimuth (º)	Dip (º)	RC Depth (m)	DD Depth (m)	Final Depth (m)
EG-B-10-003	DD	301195.56	4319544.50	1632.03	205	-60		399.54	399.54
EG-B-10-004	DD	301532.25	4320033.50	1676.33	205	-60		374.54	374.54
EG-B-10-005	DD	301278.03	4320341.50	1663.57	205	-60		380.18	380.18
EG-B-10-006	DD	300730.84	4320068.00	1651.10	205	-60		402.59	402.59
EG-B-10-007	DD	300931.31	4319688.50	1611.19	205	-60		392.23	392.23
EG-BH-10-001	RC	302264.50	4319222.34	1598.84	360	-90	182.88		182.88
EG-BH-10-002	RC	302331.05	4319341.23	1603.23	360	-90	147.83		147.83
EG-BH-10-003	RC	302041.88	4319125.73	1588.69	360	-90	184.41		184.41
EG-BH-10-004	RC	301798.94	4318864.32	1570.17	360	-90	123.45		123.45
EG-BH-10-005	RC	301629.54	4318885.70	1562.58	360	-90	147.83		147.83
EG-BH-10-006	RC	301724.59	4319050.74	1578.26	360	-90	147.83		147.83
EG-BH-10-007	RC	301465.88	4318798.11	1549.52	360	-90	99.06		99.06
EG-BH-10-008	RC	301968.69	4319035.41	1580.25	360	-90	160.02		160.02
EG-BH-10-009	RC	302141.91	4319073.63	1589.85	360	-90	182.88		182.88
EG-BH-10-010	RC	302116.73	4319251.25	1603.95	360	-90	202.69		202.69
EG-BH-10-011	RC	301969.35	4319359.06	1617.43	360	-90	190.50		190.50
EG-BH-10-012	RC	302147.06	4319553.02	1625.11	360	-90	153.93		153.93
EG-BH-10-013	RC	302356.76	4319624.55	1620.66	360	-90	208.79		208.79
EG-BH-10-014	RC	302575.68	4319661.85	1616.34	360	-90	233.17		233.17
EG-BH-11-015	DD	302211.75	4319132.33	1594.80	360	-90		191.26	191.26
EG-BH-11-016	DD	302289.81	4319293.83	1602.30	200	-55		214.28	214.28
EG-BH-11-017	DD	302034.93	4319031.98	1581.10	360	-90		191.72	191.72
EG-BH-11-018	DD	302147.40	4319130.03	1589.80	200	-55		214.58	214.58
EG-BH-11-019	RC/DD	302557.12	4319096.65	1581.40	360	-90	143.26	839.88	983.14
EG-BH-11-020	RC	301817.87	4318945.78	1569.70	360	-90	135.64		135.64
EG-BH-11-021	DD	302811.36	4319404.07	1592.90	360	-90		761.54	761.54
EG-BH-11-022	RC	301838.45	4319080.19	1596.10	360	-90	166.12		166.12
EG-BH-11-023	RC	302042.27	4319232.97	1596.80	360	-90	178.31		178.31
EG-BH-11-024	RC	302195.57	4319374.70	1609.00	360	-90	214.89		214.89
EG-BH-11-025	RC	302127.49	4318830.80	1602.70	360	-90	172.21		172.21
EG-BH-11-026	RC	302201.30	4318961.60	1598.30	360	-90	214.89		214.89
EG-BH-11-027	RC	302375.78	4319089.43	1589.40	360	-90	188.98		188.98
EG-BH-11-028	RC	302454.29	4319243.03	1593.80	360	-90	152.40		152.40
EG-BH-11-029	RC	302204.75	4318961.06	1597.80	312	-60	233.17		233.17
EG-BH-11-030	RC	302366.83	4319091.80	1590.00	310	-60	243.84		243.84
EG-BH-11-031	DD	303301.36	4318922.12	1618.80	360	-90		33.76	33.76
TOTAL							4408.98	4396.10	8805.08

Ann Mason Project Technical Report	Match 2012

Holes EG-B-10-003 to 007 were completed In June and July of 2010 to test for a possible westward extension of the known Blue Hill zone of mineralization (Figure 10.4).  Initial target analysis and identification was conducted by Taiga Consultants Ltd as part of a comprehensive analysis of historic geological and geophysical data in conjunction with data provided by Honey Badger Exploration Inc.The upper portions of all five holes are strongly oxidized and iron-rich, with occasional copper minerals noted.  Drill holes EG-B-10-003 and 004 intersected narrow intervals of anomalous copper sulphide mineralization.

Holes EG-BH-11-015 to EG-BH-11-030, together with the 2010 drilling, better defined the oxide and sulphide zones of mineralization found at Blue Hill.  Copper oxide and mixed oxide/sulphide mineralization has been traced from surface to an average depth of 185 metres, over an area of 800 by 500 metres and continues over several hundred metres to the west in narrow intervals. The mineralization remains open to the northwest and southeast (See Figure 10.4).  Drilling at the sulphide target is very wide spaced, but has identified a target area more than one kilometer in width, which remains open in most directions.

Oxide mineralization occurs within pervasively oxidized rocks of the Yerington batholith as described in Section 7.4.2. Malachite, rare azurite, black copper-manganese oxide minerals, copper sulphate and copper-bearing limonites occur primarily on fractures and in oxidized veins and veinlets. Mixed oxide/sulphide mineralization occurs in zones of partial oxidation where faults and fractures control the geometry and extend of oxidation.  Only minor amounts of chalcocite are present as rims on pyrite or chalcopyrite.  No zone of secondary enrichment has been observed.

Table 10-5	Blue Hill Target: Significant Drill Intercepts

HOLE NUMBER	From (m)	To (m)	Width (m)	Cu (%)	Mo (%)	CuEq** (%)	Comment
EG-B-10-001	444.00	448.00	4.00	0.441			Sulphide
EG-B-10-003	218.00	230.00	12.00	0.177			Sulphide
EG-B-10-004 including	136.00 136.00	156.00 150.00	20.00 14.00	0.197 0.239			Sulphide
EG-B-10-006	0.28	4.00	3.72	0.359			Oxide
EG-B-10-007	96.00	106.00	10.00	0.124			Mixed
EG-BH-10-001*	18.29	182.88	164.59	0.18			Oxide/Mixed/Sulphide
including	18.29	44.20	25.91	0.26			Oxide
and	59.44	99.06	39.62	0.21			Oxide
and	105.16	109.73	4.57	0.31			Oxide
and	164.59	172.21	7.62	0.38			Mixed
EG-BH-10-002	39.62	51.82	12.20	0.23			Oxide
including	45.72	51.82	6.10	0.34			Oxide
	74.68	147.83	73.15	0.15			Oxide/Mixed/Sulphide
including	74.68	115.82	41.14	0.15			Oxide
and	126.49	147.83	21.34	0.19			Mixed/Sulphide
EG-BH-10-003*	7.62	68.58	60.96	0.19			Oxide
including	56.39	64.01	7.62	0.38			Oxide
	129.54	156.97	27.43	0.28			Mixed/Sulphide
	176.78	184.40	7.62	0.13			Sulphide
EG-BH-10-004*	88.39	121.92	33.53	0.17			Mixed
EG-BH-10-005	85.34	106.68	21.34	0.40	0.014		Mixed
including	92.96	106.68	13.72	0.48	0.018		Mixed
EG-BH-10-008	12.19	105.16	92.97	0.15			Oxide
including	12.19	32.00	19.81	0.30			Oxide
EG-BH-10-009	12.19	163.07	150.88	0.18			Oxide/Mixed
including	12.19	39.62	27.43	0.36			Oxide
and	111.25	118.87	7.62	0.15	0.019		Oxide

Ann Mason Project Technical Report	Match 2012

EG-BH-10-010	44.20	118.87	74.67	0.12			Oxide
including	44.20	54.86	10.66	0.15			Oxide
	134.11	143.26	9.15	0.13			Mixed
	172.21	179.83	7.62	0.15			Mixed
EG-BH-10-011	0.00	36.58	36.58	0.17			Oxide
	57.91	65.53	7.62	0.15			Oxide
	132.59	146.3	13.71	0.15			Mixed
	156.97	161.54	4.57	0.29			Mixed
EG-BH-11-015*	18.00	184.00	166.00	0.18			Oxide/Mixed
	184.00	191.26	7.26	0.31			Mixed/Sulphide
EG-BH-11-016*	18.00	198.00	180.00	0.18			Oxide/Mixed
	198.00	214.28	16.28	0.13			Sulphide
EG-BH-11-017	8.00	144.00	136.00	0.16			Oxide/Mixed
including	8.00	78.00	70.00	0.21			Oxide
and	106.00	144.00	38.00	0.15			Mixed
EG-BH-11-018	4.00	108.00	104.00	0.17			Oxide
including	4.00	82.00	78.00	0.19			Oxide
EG-BH-11-019***	176.00	190.00	14.00	0.24	0.001	0.25	Sulphide
	238.00	882.00	644.00	0.19	0.007	0.22	Sulphide
including	238.00	452.00	214.00	0.24	0.008	0.28	Sulphide
and	764.00	882.00	118.00	0.18	0.017	0.26	Sulphide
EG-BH-11-020	51.82	57.91	6.09	0.17			Oxide
EG-BH-11-021***	218.00	484.00	266.00	0.18	0.003	0.19	Sulphide
including	364.00	484.00	120.00	0.24	0.003	0.25	Sulphide
and	532.00	588.00	56.00	0.04	0.046	0.23	Sulphide
EG-BH-11-022	45.72	67.06	21.34	0.26			Oxide
EG-BH-11-023	10.67	59.44	48.77	0.16			Oxide
	126.49	147.83	21.34	0.14			Mixed
EG-BH-11-024	105.16	128.02	22.86	0.16			Mixed
	199.65	205.74	6.09	0.17			Mixed
EG-BH-11-025	134.11	138.69	4.58	0.17			Sulphide
EG-BH-11-026	67.06	152.40	85.34	0.21			Oxide/Mixed
EG-BH-11-027*	68.58	179.83	111.25	0.23			Oxide/Mixed
	179.83	188.98	9.15	0.24			Sulphide
EG-BH-11-028*	114.30	140.21	25.91	0.24		0.001	Mixed
	140.21	152.40	12.19	0.26		0.001	Sulphide
EG-BH-11-029 Including	57.91 57.91 179.83	179.83 117.35 207.27	121.92 59.44 27.44	0.19 0.27 0.23			Oxide/Mixed Oxide Mixed/Sulphide
EG-BH-11-030	54.86	198.12	143.26	0.21			Oxide/Mixed
including	54.86	135.64	80.78	0.25			Oxide/Mixed
	201.17	240.79	39.62	0.18			Sulphide
EG-BH-11-031*	22.22	33.53	11.31	0.31		0.001	Oxide
 * Drill holes ending in copper mineralization

** Copper equivalent is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and  assumed recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

 *** Reported gold and silver values for holes EG-BH-11-019 and 021 are not shown above, however weighted average intervals are in the range of 0.003 to 0.009 g/t Au and 0.08 to 0.35 g/t Ag. The copper equivalent calculation includes these gold and silver values.

Ann Mason Project Technical Report	Match 2012

Figure 10.4	Blue Hill Target: Drill Plan

Ann Mason Project Technical Report	Match 2012

Figure 10.5	Blue Hill Target: Section A - A’

Ann Mason Project Technical Report	Match 2012

Figure 10.6	Blue Hill Target: Section B- B’

Ann Mason Project Technical Report	Match 2012

10.4	Roulette Target

As initially described by BCE, the primary exploration target at Roulette is a high-grade zone of copper mineralization in wall rocks outside of contact skarn developed along the intrusive contact between the Yerington batholith and adjacent volcanic and sedimentary wall rocks.

The drill program at the Roulette target was carried out between June 13 and November 21, 2010.  Six holes (three RC pre-collar, two diamond with RC pre-collars and one diamond daughter hole) were drilled for a total length of 1859.81 metres. The holes were sited based on a strong aeromagnetic high, defined by magnetic surveys by Anaconda, Fugro and Honey Badger’s 2008 survey, the results of the soil geochemical and pH survey described in Section 9.3.3 and a structural analysis of the target are completed by BCE.  Drill collar locations are described in Table 10-6.

Hole EG-R-10-001 and EG-R-10-002 were cased to a depth of 211.72 and 125 metres respectively but were not deepened by diamond drilling.

Hole EG-R-10-003 successfully reached target and was completed at 619.82 metres.  It intersected 20.7 metres averaging 0.14% Cu from a depth of 497.3 metres.  This intercept is based on core length and may not reflect the true width of mineralization.  Mineralization occurs as chalcopyrite-pyrite in strongly altered granodiorite cut by quartz-K-feldspar and quartz-chlorite veins.  This new copper occurrence is interpreted as representative of a separate porphyry system located near the southwest margin of the Yerington batholith.  Disseminated magnetite, associated with K-feldspar alteration is interpreted to be the cause of the strong magnetic anomaly.  Exploration potential of the target had been previously dismissed by Anaconda after drilling into a magnetic Tertiary-age andesite beneath Quaternary alluvium but in the hanging wall of the Blue Hill Fault. Mineralization and the source of the magnetic high is interpreted to be in the footwall of the Blue Hill Fault. Additional mineralized zones may be present in the hanging wall of the Blue Hill Fault to the southeast of EG-R-10-003.

Hole EG-R-10-004 and EG-R-10-004A were collared approximately 1,000 metres northeast of EG-R-10-003 but failed to penetrate the Blue Hill Fault after several attempts to drill though highly faulted volcanic rocks and were abandoned.  An RC pre-collar (EG-R-10-005) was drilled and cased to a depth of 329.18 metres.  The hole is located 200 metres southeast of holes 004 and 004A.

Table 10-6	Roulette 2010 Drilling: Collars Location

Hole Number	Hole Type	Easting NAD83z11	Northing NAD83z11	Elevation (m)	Azi- muth (º)	Dip (º)	Start Depth (m)	RC Depth (m)	DD Depth (m)	Final Depth (m)	Length (m)
EG-R-10-001	RC	301017.23	4316953.65	1483.94	360	-90		211.72		211.72	211.72
EG-R-10-002	RC	300425.42	4316273.81	1461.76	360	-90		125.00		125.00	125.00
EG-R-10-003	RC/DD	299586.84	4316872.51	1449.62	360	-90		111.30	508.52	619.82	619.82
EG-R-10-004	RC/DD	300431.86	4317318.31	1473.63	360	-90		89.45	296.37	385.82	385.82
EG-R-10-004A	DD	300431.86	4317318.31	1473.63	360	-90	246.34		434.60	434.60	188.26
EG-R-10-005	RC	300505	4317145	1474	360	-90		329.19		329.19	329.19
TOTAL									1239.49	2106.15	1859.81
*EG-R-10-004A was wedged off hole EG-R-10-004.

10.5	Blackjack Northeast Target

On the Blackjack Northeast exploration target, two holes (one diamond with RC pre-collar and one RC pre-collar) totalling 870.67 metres were drilled in June 2010 to test the AirMT target interpreted from  Honey Badger’s 2009 airborne survey. Initial target analysis and identification was conducted by Taiga Consultants Ltd as part of a comprehensive analysis of historic geological and geophysical data in conjunction with data provided by Honey Badger. The Blackjack Northeast target is coincident with a chargeability anomaly defined by Entrée’s initial 2010 IP survey.  Drill collar locations are described in Table 10-7.

Narrow intervals of copper mineralization in hole EG-B-10-001 occur as coarse chalcopyrite in silicified breccias.  Hole EG-B-10-001 also confirmed the presence of sulphide (predominantly pyrite) mineralization in granodiorite intruded by quartz monzonite porphyry dykes at the eastern limit of the 5 kilometre-long, east-west trending IP anomaly.  Hole EG-B-10-001 intersected 4.0 metres averaging 0.441% Cu from a depth of 444.0 metres.  This intercept is based on core length and may not reflect the true width of mineralization.

EG-B-10-002 was cased to a depth of 262.5 metres but subsequently abandoned based on the determination the hole would be too deep to test the Blackjack Northeast IP anomaly below EG-B-10-001

Table 10-7	Blackjack 2010 Drilling: Collars Location

Hole Number	Hole Type	Easting NAD83z11	Northing NAD83z11	Elevation (m)	Azimuth (º)	Dip (º)	RC Depth (m)	DD Depth (m)	Final Depth (m)
EG-B-10-001	RC/DD	302837.59	4324613.00	1657.19	180	-70	283.54	324.69	608.23
EG-B-10-002	RC	302852.06	4325198.50	1653.93	180	-70	262.44		262.44
TOTAL							545.98	324.69	870.67

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11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	Introduction

Sampling programs on the Ann Mason Project date back to the 1950’s and include soil, rock chip, drill core and reverse circulation (RC) samples.  All of the early-stage sampling and assaying methods on the Ann Mason deposit have been superseded by drilling programs and are therefore not discussed in detail in this section.  Soil sampling programs are discussed in Section 9.3.  No documentation was provided for the historical drilling and related sampling, analytical and QAQC work by Anaconda, MIM and Phelps Dodge and therefore these programs are not discussed in this section.  Being major mining companies, it is believed that their sampling and assaying programs would have met, or exceeded the general standards and best practices typical for those periods.  Work completed by PacMag is briefly discussed in this section, along with a detailed description of Entrée’s programs.  Entrée personnel or contractors have carried out all of the current sampling programs.  The QP is the opinion that the sample preparation, analytical procedures as well as the security measures discussed in the section below are adequate to support the mineral resource estimate.

Other sampling programs discussed in this section include historical core re-sampling completed by PacMag in 2006, a historical core re-sampling program recently initiated by Entrée and a bulk density sampling program undertaken by Entrée during 2011 to 2012.

11.2	Diamond Drill Core Sampling

11.2.1	PacMag (2006-2008)

The following is a brief summary of the general logging procedures used by PacMag:

•	All drill core was logged by PacMag geologists for lithology, alteration, structure and sulphide species.

•
Geotechnical logging included RQD, fracture frequency, and other parameters sufficient to formulate a rock mass rating RM78.  Drill core was also subjected to point load index strength tests (axial and diametral) at regular downhole intervals (approximately every 10 feet).

•	All drill core was subject to measurement of magnetic susceptibility and was also photographed.

•
Starting in 2007 and continuing through 2008 PacMag contracted American Assay Laboratories (AAL) in Reno to complete the core cutting at their facility in Reno, followed by sample preparation and analyses (refer to Section 11.4.1).  Prior to the core being pick-up by AAL, PacMag would complete "core mark-up", including a red "cut line" along the core axis for core sawing.  PacMag geologists would also insert geochemistry standards (pulp bags) into the core boxes so they would enter the sample stream in the correct sequence.

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•	In general, core samples were saw cut over approximate 1.5 m to 3.05 m intervals, and averaging 3.03 m.

11.2.2	Entrée Gold (2010 to Present)

The following core sampling procedure is followed by Entrée’s personnel and contractors:

•
An Entrée geologist picks up the core boxes each morning at drill rig and transports them to the Yerington core logging/sampling facility.  Core is transported in covered boxes in a secure position, to prevent core spillage.  The core is delivered directly to the core logging facility and received by an Entrée geologist or technician to ensure that all boxes were accounted for.

•	Core remains in the secure facility while being logged and sampled.

•	Footage on boxes and core blocks are converted to metres and the “from-to metres” are recorded on the end of each box.

•	Core is washed and photographed.

•	The following geotechnical information is recorded:

-	core recovery

-	rock quality designation (RQD)

-	Magnetic susceptibility is measured for each 2-m interval by averaging 10 readings along the core.

•	Core logging protocols includes lithology, alteration, mineralization, structure, and veining.

•
Sample intervals for cutting are marked on the core by the geologist.  Generally, sample intervals for the Ann Mason deposit are 2 m, however occasionally sample intervals conform to contacts of major rock or alteration types.  Three part sample tags are used.  “Part 1” has the sample or quality control information recorded on the tag, and remains in the sample book.  “Part 2” of the tag is stapled into the box at the end of each sample interval, and becomes a permanent record in the core box.  “Part 3” of the tag is placed by the geologist in the core box under the piece of core that marks the end of the sample interval.

•	All geotechnical, logging and sampling data is entered into the Century Systems database.

•	On completion of the geotechnical and geological logging, the core is transported to the core cutting facility.

•
Core is sampled by sawing competent pieces of core in half or collecting half of the rock in area of highly broken core.  “Part 3” of each sample tag is placed in an 18 by 24 inch, 6 mil plastic bag along with the sampled core.  The sample number is written on the outside of the bag with a waterproof marker.

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•	Sample bags are secured by plastic cable ties.

•	Assay samples are kept in a secure facility prior to being picked up by the laboratory.

•
Samples shipments are picked up by laboratory personnel and taken to the lab.  Strict Chain of Custody procedures are maintained during the transporting of the samples to the labs. An Entrée Sample Submittal Form and Order for Analytical Services is transmitted with each sample shipment with a copy retained by Entrée.  The form includes Shipment Number, Date Shipped, Shipping Method, Destination, Number of Bags and Contents of Shipment (range of sample numbers).  Individual assay samples are packaged in woven, polypropylene bags (four per bag) secured with wire re-bar ties.  The polypropylene bags are shipped on wooden pallets secured with shrink wrap.  All sample shipments are by Entrée or Laboratory vehicles and personnel.  Upon delivery to the Laboratory, sample shipment information is recorded into the Laboratory Information Management System.  Indications of tampering or discrepancies in samples received versus samples shipped are reported to Entrée by the Laboratory.  In some cases, the Laboratory will e-mail delivery confirmation to Entrée.

•	Once logged and split, the core was stored on racks in a secure storage facility.

•	Pulps and coarse rejects are returned to Entrée’s Yerington facility where they were catalogued and stored on site.

11.3	Reverse circulation Drilling And Sampling

11.3.1	PacMag (2006-2008)

Few details are available for PacMag’s RC sampling protocols.  RC was used to pre-collar through the overlying sterile volcanics for most of the core holes at Ann Mason and for selected holes at Blue Hill.  In addition, three deeper holes were completed at Blue Hill using only RC drilling.  Samples were collected over approximate 3.05-m sample intervals, however within the pre-collared zones only selected samples (approximately one in five samples) was sent to the lab for analysis.

11.3.2	Entrée Gold (2010 to Present)

Entrée used RC drilling for most of the drilling at Blue Hill.  In addition, many of the Ann Mason holes use RC drilling to pre-collar through the sterile overlying volcanic, however these were not analysed on a regular basis.  The following RC sampling procedure is followed by Entrée’s personnel and contractors:

•	RC samples are collected at the drill – all RC drilling is conducted with air and/or water as the drilling fluid.

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•
Assay samples consist of an approximate ¼ split of all cuttings and water returned from each 5 ft interval and are collected in an 18 x 24 inch MicroPor cloth sample bag, resulting in 6 – 10 kg samples when dry.

•
One part of a three-part, numbered sample tag is inserted in each sample bag; the sample number is also written on the outside of each bag.  The second and third parts of each sample tag remain in the sample booklet along with written notes on hole number and footage for each assay sample.  The second part of selected sample tags are used for blanks, duplicates and standards.

•	Assay duplicates are collected at the drill by using approximate 1/8 splits for both the assay sample and duplicate.

•
Samples are allowed to drain at the drill site and are transported to Entrée’s secure core and sample facility by Company employees at the end of each day of drilling.  Samples are then allowed to air dry in a fenced and locked facility prior to being submitted to the laboratory for analysis.

•
Blanks, duplicates and standards are inserted prior to sample shipment at varying intervals depending on laboratory batch sizes.  Blue Hill holes EG-BH-10-001 thru EG-BH-10-014 have blanks and duplicates randomly inserted at a rate of 1 in 20 samples and standards randomly inserted at a rate of 1 in 40 samples.  Drill holes EG-BH-11-020 and EG-BH-11-022 thru EG-BH-11-030 have blanks, duplicates and standards randomly inserted at a rate of 1 in 36 samples.

11.4	Sample Preparation and Analyses

11.4.1	PacMag (2006 to 2008)

Following logging and photographing all 2006 PacMag samples were dispatched as chip samples for RC or ½ cut HQ or NQ diamond core to ALS Chemex Labs Inc. (ALS) in Reno.  All sample preparation and gold analysis was performed in Reno, while the pulps were forwarded by ALS to their Vancouver lab for ICP analyses. Samples were prepared and analysed as follows:

-	Entire sample crushed to >70% passing -2mm.

-	1 kg was riffle split off and pulverized to >85% passing 75 um.

-	A 200 g pulp was split off and the remaining pulp was kept as a pulp reject.

-
Samples were analysed for 25 elements using a four-acid digestion ICP-AES/MS (ALS code ME ICP61a) and for gold using a 30g fire assay (ALS code Av-AA23).  All Mo values >300 ppm were re-assayed by ICP method ME-MS61, which employs a second digestion to assess the rhenium values are a wider range of trace elements (47 elements).

Starting in 2007 and continuing through 2008 all PacMag samples (RC chips or uncut HQ or NQ diameter core) were sent to American Assay Laboratories (AAL) in Reno.   AAL is a well-recognized Nevada-focussed laboratory.  AAL was contracted to complete the core cutting, sample preparation and all analyses (refer to section 11.2.1).  Samples were prepared and analysed as follows:

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-	Entire sample crushed to >70% passing -2mm.

-	1 kg was riffle split and pulverized to >85% passing 75 um.

-	A 200 g pulp was split and the remaining pulp was kept as a pulp reject.

-
Samples were analysed for 61 elements using a four-acid digestion ICP-AES method and for gold using a 30g fire assay with an AAS finish.   All Cu values >1.0%  were re-assayed by ICP method, using a second digestion.

11.4.2	Entrée Gold – ALS Chemex Samples (2010 to July 2011)

All Entrée samples between September 2010 and July 2011 were sent to ALS in Reno for sample preparation and analyses.  This includes RC chip samples from Blue Hill and ½ cut HQ diamond core from both Ann Mason and Blue Hill.  A total of 61 batches were assayed, which includes 9,855 regular samples and 1,069 QC samples from core drill holes EG-AM-10-001 to EG-AM-11-010 and EG-AM-11-012 and RC and/or core holes EG-BH-10-001 to EG-BH-11-30.

All sample preparation and gold analysis was performed in Reno, while the pulps were forwarded directly by ALS to their Vancouver lab for ICP analyses. Samples were prepared and analysed as follows:

-	Sample is dried at 110° C.

-	Entire sample crushed to >70% passing -2mm.

-	Sample is riffle split and 250 g is pulverized to >85% passing 75 microns.

-	Gold assay values are determined by fire assay and with atomic absorption spectroscopy finish (FA-AAS) using a 30g nominal sample. The detection range for gold is 0.005 – 10 ppm Au.

-
Ore grade copper and molybdenum are analysed by four-acid digestion using conventional inductively coupled plasma atomic absorption spectroscopy (ICP-AAS).  A prepared sample is digested with nitric, perchloric, hydrofluoric, and hydrochloric acids.  Detection limits are 0.001-40% for copper and 0.001-10% for molybdenum.

-	Multi-element analyses of the samples comprise a suite of 51 elements determined by ICP-AES and mass spectrometer (ICP-MS) techniques after aqua regia digestion.

-
Blue Hill samples within the oxide and mixed zones were further analysed for leachable copper for those pulps with returning values >0.1% Total Cu.  Samples were assayed using a 5% sulphuric acid leach followed by atomic absorption spectroscopy (Cu-AA05 procedure).  This method is suitable for the determination of Cu oxide or soluble Cu in ores.  The copper detection limits from this procedure is 0.001 – 10% Cu.

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-	Pulps and rejects are returned to Entrée by laboratory personnel periodically for storage in a secure facility in Yerington

11.4.3	Entrée Gold – Skyline Samples (July 2011 to Present)

Starting in mid-July 2011 and continuing to the present date Skyline Assayers and Laboratories (Skyline) has been designated as the primary laboratory for the Ann Mason project. Skyline is a well-known Tucson-based laboratory that specializes in providing analytical services to the copper industry in the southwest U.S.A.  Skyline also has a preparation and laboratory facility in Reno, where Entrée’s samples are shipped.  Samples sent to Skyline are from drill holes EG-AM-11-011 and EG-AM-11-013 to EG-AM-11-027 and include 80 batches totaling 7,607 regular samples and 1,286 regular QC samples.

Samples were prepared and analysed as follows:

•	Sample is dried.

•	Crush entire sample to plus 75% -10 mesh.

•	Split 250 to 300 g and pulverize with hardened steel to plus 95% -150 mesh.

•	Gold assay values are determined by fire assay and with atomic absorption spectroscopy finish (FA-AAS) using a 30g nominal sample (Skyline code FA-1). The detection range for gold is 5 – 3,000 ppb Au.

•	Ore grade copper and molybdenum are further analyzed by a four-acid digestion, ICP-OES technique (Skyline code CuMo-MEA). Lower detection limits are 0.01% for copper and 0.001% for molybdenum.

•
Multi-element analyses of the samples comprise a suite of 49 elements determined by an ICP-MS technique (Skyline code TE-3), which uses an aqua regia digestion (for samples submitted until late September 2011 – drill hole EG-AM-11-16).  On September 29, 2011, the multi-element analysis method was switched to an ICP-OES technique (Skyline code TE-4), which uses a four-acid digestion and provides a suite of 24 trace elements, including Cu, Mo and Ag.

•	Pulps and rejects are returned to Entrée by laboratory personnel periodically for storage in a secure facility in Yerington.

11.5	Core Re-Assaying Programs

11.5.1	PacMag (2006)

In 2006, PacMag conducted a check assay program for copper and molybdenum values.  The following is an extract of the core re-assay program from Clifford (2006) to provide a basis for the confidence in using the historic data from Anaconda for resource estimation purposes.

A drill core re-sampling program of 22 drill holes was completed by PacMag to assess the validity of the previous Anaconda (CMS) composite analyses.  Limited metadata was available to PacMag on the sampling and analysis method used by Anaconda for the broad composites but it is assumed that the composites were pulp or coarse rejects from the original 3 ft core samples re-analysed for Cu, Mo, S and Au by Atomic Absorption Spectroscopy (AAS).

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A total of 1,505 new samples, collected by PacMag, covered 137 Anaconda composite samples or approximately 12,356 ft of drill core.  These samples were analyzed for molybdenum and represents greater than 10% of the total core drilled by Anaconda.

For each of the 137 Anaconda composite samples, an equivalent weighted average molybdenum grade was calculated for the PacMag assay values.  The length of the composite samples versus those calculated from the PacMag samples has an average difference of 0.59 ft, with a maximum difference of 20.4 ft.  The results are presented in Table 12.1 below.

The average grade of length-weighted PacMag samples versus those of Anaconda shows no significant difference with a total average grade of 92 ppm Mo and 89 ppm Mo respectively.  X-Y scatter plots show a modest scatter of results indicating fair repeatability interpreted to reflect the coarse grained nature of the molybdenite as disseminated blebs and veins.

Table 11-1	Comparative Statistics for Molybdenum

	PacMag Re-Assay			Anaconda Data
Range (ppm Mo)	Average (ppm Mo)	Standard Deviation	Coefficient of Variance	Average (ppm Mo)	Standard Deviation	Coefficient of Variance
0 – 50	19.54	13.85	0.71	22.26	10.04	0.45
50 – 100	77.02	16.93	0.22	71.86	16.04	0.22
> 100	203.12	95.89	0.47	196.44	105.88	0.54
Total	91.62	95.87	1.05	89.43	95.81	1.07

The PacMag documents provided to Entrée did not include an evaluation of the copper grades from the Anaconda sampling versus PacMag re-sampling. Therefore Entrée analysed the results by Reduction to Major Axis (RMA) plots (Figure 11.1) which, once significant outliers are removed, indicates a reasonably good fit for Cu.  This is reflected in a high value of the coefficient of determination R2 for Cu (0.929) and an acceptable bias figure of 4.9%.  However, when the four highest grade Cu values are removed from the historical database (original Anaconda values >3% Cu) the bias drops to 2.1%, which suggests that the bias is pronounced by a few, very high grade samples.  During resource estimation, a capping strategy is applied, so that high grade values (>2% Cu) are subjected to a volume restriction.  Grades above this threshold are only allowed to be projected 40 m (Section 14.4.1), which minimizes any potential influence of this bias.

Table 11-2 shows the results of the RMA statistics for all data, whereas Table 11-3 and Figure 11.1 show the statistics with the outliers removed. Table 11-3 shows the outlier statistics with the >3% Cu grades removed from the historical database.

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The PacMag check sample batches included Cu, Au and Mo standards, which did not show any significant bias.

Table 11-2	PacMag Re-sampling of Anaconda Core (Cu Statistics – All Samples)

Ann Mason - RMA Parameters - Anaconda vs. PacMag Core Re-sampling
Element	R2	N (total)	Pairs	m	Error (m)	b	Error (b)	Bias
Cu (%)	0.809	2033	2033	0.909	0.009	0.011	0.006	9.1%

Table 11-3	PacMag Re-sampling of Anaconda Core (Cu Statistics – Outliers Removed)

Ann Mason - RMA Parameters - Check Samples-No Outliers
Element	R2	Accepted	Outliers	% Outliers	m	Error (m)	b	Error (b)	Bias
Cu (%)	0.929	2010	23	1.14%	0.951	0.006	0.001	0.004	4.9%

Figure 11.1	PacMag Re-sampling of Anaconda Core (Cu RMA Plot - Outliers Removed)

Reduction-to-Major Axis Plot-Check Samples / 2006 - Cu (%)
Ann Mason /QA/AC Program

Table 11-4	PacMag Re-sampling of Anaconda Core (Cu Statistics – Outliers and High Grades Removed)

Ann Mason - RMA Parameters - Check Samples-No Outliers, >3% Cu Removed
Element	R2	Accepted	Outliers	% Outliers	m	Error (m)	B	Error (b)	Bias
Cu (%)	0.911	2006	27	1.35%	0.979	0.006	-0.010	0.004	2.1%

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11.5.2	Entrée (2012)

In January 2012 Entrée initiated a program of re-sampling and assaying an additional 13,700 metres of Anaconda core (approximately 5,200 samples) from 41 historical drill holes.  This includes additional core from 19 of the 23 drill holes re-sampled by PacMag and core from 22 holes selected by Entrée to provide more uniform coverage within the deposit.

The samples will have the same preparation, analytical and QC procedures applied to them, as described in Sections 11.2.2 and 11.4.3.  At the time of this report, assays were still pending, however they will be reported once completed. It is expected that these assays will provide a larger database of Mo, Au and Ag values and a more thorough comparison of historical Cu values.  All updated values will be incorporated into future resource estimates.

11.6	Bulk Density Sampling (Entrée 2011 to Present)

Dry bulk density measurements were completed by Entrée on drill core at both Ann Mason (2,348 samples) and Blue Hill (78 samples).  All samples were tested by Entrée in the field during 2011 and 2012, using a wax-coated immersion procedure.  The procedure is summarized as follows:

•	Samples consist of 10 cm to 15 cm-long core pieces.

•	Sample is oven-dried at 100°C for about one hour to remove any remnant moisture.

•	Oven dried sample is weighed in air with a 0.1 g precision balance (A, or dry weight in air).

•	Sample is well coated with a thin layer of molten paraffin with density dpar (0.82 g/cm3), and weighed in air (B, or coated weight).

•	Sample is weighed on a submerged plate, completely covered by water (C, or submerged weight).

With this method, the bulk density (d) was calculated as follows:

d = A / {B – C-[(B-A)/dpar]}

Table 11-5 and Table 11-6 summarize the results of the bulk density determinations for the Ann Mason deposit and Blue Hill prospect, respectively. The total range of mean values by rock type at Ann Mason is between 2.08 and 2.73 g/cm3.  At Blue Hill these range between 2.51 and 2.64 g/cm3.  Results at Blue Hill were further subdivided to look at the rock types within the oxide, mixed and sulphide mineralized domains.  Figure 11.2 shows that there is an increasing trend with depth through the oxide and mixed zones with bulk density values ranging as follows:

-	Oxide: 2.51 to 2.58 g/cm3

-	Mixed: 2.54 to 2.62 g/cm3

-	Sulphide: 2.60 to 2.64 g/cm3

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Table 11-5	Ann Mason Deposit – Bulk Density Determinations

Rock Type*	Number	Mean (g/cm3)	St.Dev.
Dio	5	2.73	0.0184
ibx	4	2.56	0.0462
Ja	8	2.68	0.0677
Jgd	440	2.63	0.0628
Jpa	9	2.61	0.0639
Jpqm	457	2.57	0.0578
mp	3	2.63	0.1294
Qmp	4	2.64	0.0514
Qmp-a	32	2.55	0.0681
Qmp-b	1190	2.58	0.0557
Qmp-bm	89	2.59	0.0585
Qmp-bq	25	2.57	0.0692
Qmp-c	44	2.60	0.0616
Tbm	10	2.17	0.1121
Tha	25	2.42	0.0713
Ts	3	2.08	0.0295
TOTAL	2,348
*refer to Section 7 for rock type descriptions.

Table 11-6	Blue Hill Prospect – Bulk Density Determinations

Rock Type*	Number	Mean (g/cm3)	St.Dev.
Tha	4	2.55	0.0705
Jqm	46	2.56	0.056
Qmp-b	15	2.52	0.0724
Qmp-bq	4	2.51	0.0329
Jpqm	6	2.58	0.0302
Jgd	3	2.56	0.029
TOTAL	78
*refer to Section 7 for rock type descriptions.

Figure 11.2	Blue Hill Prospect – Oxide, Mixed, Sulphide Bulk Density

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On January 30, 2012, a suite of 30 rock samples was submitted by Entrée to ALS in Reno for independent bulk density checks.  The samples tested by ALS were not the same pieces used by Entrée, due to the residual wax coating remaining on original samples, instead an adjacent sample from the same lithology and alteration type was used.  ALS used a similar wax-immersion technique and the results showed a reasonable correlation with no significant bias noted between the two sets of results.

The Qualified Person is of the opinion that the bulk dry density measurements at the sample spacing and testing quality performed by Entrée are acceptable for use in resource estimation.

11.7	QA/QC Programs

11.7.1	PacMag (2006-2008)

PacMag had a minimal QAQC program in place during all of their sampling, including RC and core drilling and the historical core re-sampling.  One of four different standards was randomly inserted every 50 regular samples. PacMag purchased commercially available standards from Geostats in Australia, with certified grades of Cu, Mo, Au and Ag reflecting the general range of expected results within the deposit.

On receipt of each batch analytical results, the grades of the reference standards were assessed against the expected values. A statistical analysis of the precision and accuracy of the standards was completed and no inherent issues were reported.

11.7.2	Entrée Gold (als chemex Laboratory – 2010 - July 2011)

Entrée established a thorough QAQC program at the start of exploration in 2010.  Slightly modified programs were designed for both RC and core drilling, as follows:

For diamond drilling:

•	quarter-core field duplicate samples (1 for every 30 samples)

•	coarse blanks (1 in 30)

•	certified Cu +/- Mo, Au, Ag standards (1 in 30)

For RC drilling:

•	field duplicate (1 for every 20 samples)

•	coarse blanks (1 in 20)

•	certified Cu +/- Mo, Au, Ag standards (1 in 40)

ALS was designated as the primary lab between September 9, 2010 and October 10, 2011 (core drill holes EG-AM-10-001 to EG-AM-11-010 and EG-AM-11-012 and RC/Core holes EG-BH-10-001 to EG-BH-11-30).   Table 11-7 summarizes the QC samples applied to the ALS samples over the total period.

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Table 11-7	QC Summary - ALS-Chemex (Sept 9, 2010 to Oct 10, 2011)

Type	Number	%
Regular assays	9855
Duplicates
Twins1	252	2.6%
RC Field Duplicates2	118	1.2%
Total Duplicates	370	3.8%
Blanks
Coarse Blanks - Cu	362	3.7%
Coarse Blanks - Mo, Au, Ag	320	3.2%
Total Blanks	362	3.7%
Standards	337	3.4%
Total QC	1,069	10.8%

Notes: 1) the number of assay results returned for the twin samples differed for each element: Cu 252; Au 235; Ag 235; Mo 143.
2) the number of assay results returned for the RC field duplicates samples differed for each element: Cu 118; Au 89; Ag 118; Mo 35.

Methods of Reviewing QC Results

Upon receipt of the assay data from the laboratory a series of QA/QC evaluation procedures were undertaken by Entrée and any failures investigated and recorded.  These evaluation procedures include:

•	Max-Min Plots (to evaluate duplicate samples):

The results for the duplicate samples are plotted on modified scatter diagrams (Max-Min Plots) to compare the differences between pairs to the expected error limit for duplicates of this type.  Duplicate pair assays were plotted such that the minimum of each pair was the X value and the maximum was the Y value.  The pair error shows as the distance between the point and the X=Y line.  A curve is also plotted on this graph, which for twin samples and RC field duplicates represents a relative error of 30%; for coarse duplicates represents a relative error of 20%; and for pulp duplicates represents a relative error of 10%.  This curve is derived from a hyperbolic function, which allows for a greater error tolerance near the detection limit.  The degree of this allowance is determined from the labs stated detection limits.

Points plotting above the red hyperbolic error line are considered out-of-specification (OOS) pairs.  The protocol for duplicates calls for no more than 10% OOS samples.

•	Control Charts (to evaluate Standards)

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Packets of reference standards were sent to the laboratory at a rate of approximately one for every 30 samples.  The results were plotted in chronological order on graphs depicting the mean grade of the standards being reviewed, as well as plus and minus two and three times the standard deviation of the dataset and a moving average of the mean.  This provides a check of the precision of the assays.  Two or more consecutive results outside two standard deviations or one result outside of three standard deviations from the mean generally triggered a request to redo the standard as well as two or three samples before and after the standard in the sample stream.  This occurred a few times throughout the program and resulted in some adjustments in standard grades from time to time, but no significant database adjustments.

Once the precision of the standard is acceptable, the reference standards results are compared against the certified grade or “Best Value” (BV) ± (5% + manufacturer’s tolerance limit) in order to check the accuracy of the assays.  This generates a positive or negative bias value as compared to the BV.  The following criteria are used to evaluate the accuracy of the standard:

•	Good= 0 to ±5% bias;
•	Reasonable= +5 to +10% or -5% to -10% bias;
•	Unacceptable: >10%, </10% bias.

•	Blank versus Preceding Sample Plots (to evaluate coarse and pulp blanks):

These plots show a scatter plot with the grade of the preceding sample along the X-axis and the grade of the blank along the Y-Axis.  A blank-failure value is generally set at 5 times the lower detection for each element reviewed.  Samples above this threshold would be considered as potential contamination events.

•	Reduction to Major Axis (RMA) Plots (to evaluate check samples)

The RMA plots are X-Y scatter plots that provide an unbiased fit of the data between two sets of assay results.  The RMA assumes that both sets of results are independent.

Twin Samples and RC Duplicates

RC Field Duplicate samples and core twins were evaluated using Max-Min plots for Cu, Au, Ag, and Mo and the results are summarized on Table 11-8.  The Cu plots for both the RC Field duplicates and the twin samples are shown on Figures 11.3 and 11.4, respectively.  An acceptable number of failures occur for most of the elements, and some of these may represent sample mix-ups to be further investigated.  The results of the Au, Ag, and Mo twin samples and RC duplicates are considered within the acceptable range for all the studied elements (at least 90% of the sample pairs should plot within the failure limits, evaluated for a maximum relative error of 30%). The Cu twin sample results are just outside of the acceptable limits, however several of the failures are at very low grades and/or occur very close to the failure line and therefore can be accepted.  In summary, the core and RC sampling variance is considered to be within acceptable limits.  Same batch coarse duplicates and pulp duplicates were not included as part of the initial QCQC program for assays submitted to ALS.

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Table 11-8	Twin Sample, RC Field Duplicate Failures

Element (examples)	Twin Samples			RC Field Duplicate Samples
	Total	Flagged for review	Failure Rate (%)	Total	Flagged for Review	Failure Rate (%)
Cu	252	3	10.3	118	2	5.9
Au	235	0	0	89	0	0
Ag	235	1	0.4	118	2	1.7
Mo	143	4	5.6	35	0	0
Possible mix-ups		8			4

Figure 11.3	Ann Mason: Cu in Field Duplicates

Ann Mason Project Technical Report	Match 2012

Figure 11.4	Ann Mason: Cu in Twin Samples

Coarse Blanks

In total, 362 coarse blank samples were processed, which accounts for a 3.7% insertion rate. Copper was analyzed for each of the blanks; however Mo, Ag, and Au were only analyzed for 320 samples (3.2% insertion rate) since Blue Hill drill holes targeting the oxide zone were not analyzed for these elements.  It should be noted that a portion of the blanks correspond to the insertion of construction sand (as fine blanks) and the remainder are coarse blank material (coarse crushed landscaping rock).  The sterile nature of the coarse blank was verified by submitting 40 samples of the blank to Skyline Lab.  All samples returned values either below the detection level or occasionally at or near the detection level for Cu, Mo, Au and Ag.

Coarse/fine blank sample plots were prepared for all studied elements. A few minor potential cross-contamination events during preparation were identified for Cu, Au, Ag and Mo.  The failure criteria was set as 5x the detection level for the sand blank, prior to June 25, 2010, and 7x the detection level for the coarse blank thereafter.  After reviewing the preceding sample grades, only a portion of these failures remain as possible contamination events, while the remaining failures can be discarded as low level contamination events or outliers.

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Standards

In total, 337 standard samples were processed at ALS, which accounts for a 3.4% insertion rate. Table 11-9 summarizes the certified values for each SRM, which are commercially available standards, purchased at CDN Labs in Langley, BC.  Many of the standards did not include certified values for Mo and only one included a provisional Ag value.  Control charts were prepared for every element and for each SRM. Note that some of the standards only included a few samples submissions, precluding a statistically meaningful evaluation of the results.

Based on the criteria discussed previously, no failures have been identified for Cu; 2 failures for Au; 2 failures for Ag; and no failures for Mo (Table 11-10).

All Cu and Ag standards returned acceptable (good) levels of bias (Table 11-10).  All gold standards were good, except for standard CDN-CM-5, which returned an unacceptable (17.2%) bias for gold, however it was only based on three samples. Seven of the eight standards with Mo certified values returned negative bias values. Of these, three are considered moderate, ranging from -5.4% to -7.7%.  Although these are considered “reasonable” and can be accepted it is worth investigating this further.

A sample control chart for standard CDN-CM-7 for Cu is provided in Figure 11.5.

Table 11-9	Certified Values (CDN Labs)

Standard	Cu (%)	Mo (%)	Au (ppm)	Ag (ppm)
CDN-CGS-15	0.451	NA	0.57	NA
CDN-CGS-19	0.132	NA	0.74	NA
CDN-CGS-21	1.30	NA	0.99	NA
CDN-CGS-22	0.725	NA	0.64	NA
CDN-CGS-23	0.182	NA	0.218	NA
CDN-CGS-26	1.58	NA	1.64	NA
CDN-CGS-27	0.379	NA	0.432	NA
CDN-CM-4	0.508	0.032	1.18	NA
CDN-CM-5	0.319	0.050	0.294	NA
CDN-CM-6	0.737	0.083	1.43	3.3 (provisional)
CDN-CM-7	0.445	0.027	0.427	NA
CDN-CM-8	0.364	0.016	0.91	NA
CDN-CM-10	0.987	0.059	1.16	NA
CDN-CM-11A	0.332	0.038	1.014	NA
CDN-CM-12	0.917	0.112	0.686	NA
Note: All SRM’s purchased from CDN Labs

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Table 11-10	Summary of Standards (ALS Labs)

	Cu			Mo			Au			Ag
Standard	Outliers	Bias (%)	Number of samples	Outliers	Bias (%)	Number of samples	Outliers	Bias (%)	Number of samples	Outliers	Bias (%)	Number of samples
CDN-CGS-15	0	1.7	2	NA	NA	NA	0	-1.1	2	NA	NA	NA
CDN-CGS-19	0	0.8	6	NA	NA	NA	0	-0.2	6	NA	NA	NA
CDN-CGS-21	0	-0.4	31	NA	NA	NA	0	-2.8	29	NA	NA	NA
CDN-CGS-22	0	0.3	64	NA	NA	NA	0	-0.5	54	NA	NA	NA
CDN-CGS-23	0	-0.1	64	NA	NA	NA	0	2.4	55	NA	NA	NA
CDN-CGS-26	0	-0.3	13	NA	NA	NA	0	0	2	NA	NA	NA
CDN-CGS-27	0	0.4	6	NA	NA	NA	0	2.1	6	NA	NA	NA
CDN-CM-4	0	-1.0	3	0	-3.1	3	0	-4.4	2	NA	NA	NA
CDN-CM-5	0	0.8	3	0	-2.0	3	0	17.2	3	NA	NA	NA
CDN-CM-6	0	0.8	31	0	0.5	25	1	3.1	22	2	-2.2	23
CDN-CM-7	0	1.5	29	0	-5.4	31	0	-1.3	29	NA	NA	NA
CDN-CM-8	0	1.4	25	0	-7.7	25	0	-2.2	23	NA	NA	NA
CDN-CM-10	0	0.6	19	0	-3.3	19	0	2.6	18	NA	NA	NA
CDN-CM-11A	0	2.3	20	0	-6.3	20	0	3.7	18	NA	NA	NA
CDN-CM-12	0	-1.2	25	0	-4.2	25	1	-2.0	22	NA	NA	NA

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Figure 11.5	Ann Mason: Control Chart Standard STD CDN-CM-7 – Cu (%)

Conclusions On ALS Sampling Campaign

In general, the QC data processing at ALS indicates acceptable results:

•	The QC insertion rate is slightly lower than ideal; however was subsequently increased, starting in August 2011, coinciding with the switch to Skyline Labs.
•
Twin samples and RC Field Duplicate data indicate that sampling variances are within acceptable ranges.  No coarse or pulp duplicate samples were collected and therefore a conclusion cannot be reached regarding sub-sampling and analytical variances. These have been initiated for the Skyline submissions.

•	Indications of some minor potential cross-contamination during preparation and/or assaying have been detected and need to be investigated.
•
The standard insertions indicate that analytical accuracy for Cu, Au, and Ag is within acceptable ranges, except for one Au standard (CDN-CM-5).  Analytical accuracy for Mo is acceptable, however a most of the standards are biased low, which may indicate some minor analytical or calibration issues at the lab.

•
A few potential sample mix-ups remain to be investigated.  These mix-ups may have taken place on site, while labelling the samples or while introducing the data into the database, or at the lab, during preparation or assaying. All of these possibilities should be considered. The lab should be warned about the possibility that a mix-up may have occurred.

•	The sample batches processed by ALS can be accepted and used for resource estimation purposes.

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11.7.3	Entrée Gold Skyline Samples ( From July 2011)

Starting in July 2011 Skyline was designated as the primary lab for sample preparation and analyses.  This includes data for drill holes EG-AM-11-011 and EG-AM-11-013 to EG-AM-11-027, the final hole included in the current mineral resource estimate.  Table 11-11  summarizes the QC samples applied to the Skyline samples over the total period.

Table 11-11	QC Summary - Skyline (July 2011 to February 2012)

Type	Number	%
Regular assays	7,607
Duplicates
Twins	165	2.2%
Coarse Duplicates	130	1.7%
Pulp Duplicates	126	1.7%

Total Duplicates	421	5.5%
Blanks
Coarse Blanks	432	5.7%
Total Blanks	432	5.7%
Standards	433	5.7%
Total QC	1,286	16.9%

QC data was processed using the same techniques as described in Section 11.7.2.

Core Twins

Core twin samples were evaluated using Max-Min plots for Cu, Au, Ag, and Mo and the results are summarized on Table 11-12.  The Cu plot for the twin samples is shown on Figure 11.6.  Results of the Cu, Au, Ag, and Mo twin samples are considered within the acceptable range for all the studied elements (at least 90% of the sample pairs should plot within the failure limits, evaluated for a maximum relative error of 30%).  In summary, the core sampling variance is considered to be within acceptable limits.

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Table 11-12	Twin Sample, RC Field Duplicate Failures

Element (examples)	Twin Samples
	Total	Failures	Failure Rate (%)
Twin Samples
Cu	165	7	4.2
Au	165	0	0.0
Ag	165	2	1.2
Mo	165	6	3.6
Coarse Duplicates
Cu	130	6	4.3
Au	130	1	0.8
Ag	130	13	10.0
Mo	130	3	2.3
Pulp Duplicates
Cu	126	13	10.3
Au	126	4	3.2
Ag	126	22	17.5
Mo	126	9	7.1

Figure 11.6	Example Relative Error Diagram – Quarter-Core Twins (Cu)

Ann Mason Project Technical Report	Match 2012

Coarse Duplicates

Coarse duplicates comprised splits from the reject crushed material taken at the laboratory. There were 130 of these control samples taken during the course of the drilling program.  The coarse duplicates were run at the primary laboratory.  The results were plotted on relative difference plots, similar to that depicted in Figure 11.7.

The principal difference between this diagram and the twin sample plot is that the error tolerance is reduced to 20%, owing to the fact that the reject material should be more homogeneous than intact core.

Results of the Cu, Au, Ag, and Mo coarse duplicates are considered within the acceptable range for all the studied elements (at least 90% of the sample pairs should plot within the failure limits, evaluated for a maximum relative error of 20%).  In summary, the coarse duplicate sampling variance is considered to be within acceptable limits.

Figure 11.7	Example Relative Error Diagram – Coarse Duplicates

Pulp Duplicates

Pulp duplicates were taken as splits from the original pulverized subsample, and submitted to the primary laboratory for analysis.  A total of 126 duplicate pulps were collected over the course of the drill program for those sample submitted to Skyline.  The paired duplicates were plotted on relative difference charts and scatter diagrams to look for excessive deviations or signs of bias, and the results were also used to generate estimates of the true detection limit (Figure 11.8).  The tolerance limit for pulp duplicates was established at 10%.

Ann Mason Project Technical Report	Match 2012

The higher number of failures for the pulp duplicates, as compared to the coarse duplicates and core twins may be due to an increased number of sample mix-ups, either by Entrée during the process of inserting and organizing the various types of pulp control samples (standards, pulp blanks, pulp duplicates, and database inputs) or mix-ups that occurred at Skyline.  Even so, the error rates for copper, molybdenum and gold are within the acceptable limits.  Silver values were above acceptable limits.

Figure 11.8	Example Relative Error Diagram – Pulp Duplicates

Blanks

Coarse blank material was inserted into the sample stream at a rate of approximately one each for every 18 samples.  The blank reference material was coarse crushed landscaping rock purchased by Entrée from a local building supply shop.  When possible, the blanks were deliberately inserted following “high-grade” samples in order to check for evidence of contamination resulting from improper laboratory procedures.  During the course of the program, 432 coarse blanks were sent to the laboratory.

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The results were plotted in chronological order on graphs to look for OOS results and also on “Blank versus Preceding Sample Charts”.  The protocol was established such that any sample that returned a value greater than five times the detection limit was designated as a possible contamination event and was further reviewed.  Few samples were designated as such, which indicates that the assays were likely free of cross-contamination.

Reference Standards

Prior to August 22, 2011 Entrée was using a selection of commercially prepared standards (purchased from CDN labs in Langley, BC), but after that date switched to a suite of six custom prepared standards.  The custom standards (AM-1 to AM-6) were prepared by CDN labs using Ann Mason sulphide mineralized rock.   The new standards include certified values for Cu and Mo, and mostly provisional or indicated values for Au and Ag.  Grades for the elements of interest cover a range of high, mid and low grades, typical  for the Ann Mason deposit.  Actual grades are not reported as this time in order to maintain the blind nature of the standards for on-going sampling programs.

Packets of reference standards were sent to the laboratory at a rate of approximately three for every 50 samples.  The results were plotted in chronological order on graphs, as described in Section 11.7.2, in order to complete a check of the precision and accuracy of the standards.  Three Cu failures and three Mo failures remain in the database. However, these are currently being checked at Skyline, however the results were not available at the time of this report.  Several isolated failures remain for Au and Ag, however not having a certified value Entrée is only using these results to act as a general guide towards the accuracy and precision of these elements.

The reference standards results were also plotted against the BV ± (5% + manufacturer’s tolerance limit) in order to check the accuracy of the assays (Table 11-13).  All Cu standards returned acceptable levels of bias and only one Mo standard returned an unacceptable bias (AM-5; 19.4%).   Accuracy of gold values are either acceptable or in a few cases near or just above the upper limit.  All silver standards returned very low bias values and Entrée will need to investigate this further to determine what action is needed during future programs.

Table 11-13	Summary of Standards (ALS Labs)

		Cu		Mo		Au		Ag
Standard	Samples	Outliers	Bias (%)	Outliers	Bias (%)	Outliers	Bias (%)	Outliers	Bias (%)
AM-1	22	0	0.7	0	2.1	1	10.5	1	-27
AM-2	153	1	1.2	3	-0.4	2	4.7	4	-23
AM-3	26	0	0.3	0	2.4	2	1.8	1	-16.3
AM-4	59	0	-0.6	0	-0.8	2	3.3	3	-19.5
AM-5	26	1	0.9	0	19.4	0	12.0	0	-9.4
AM-6	112	1	-0.9	0	0.4	2	5.8	1	-21.1

An example of a control chart showing data from standard AM-4 for Cu and Mo is provided on Figure 11.9 and Figure 11.10, respectively.

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Figure 11.9	Example Control Chart – Cu in Reference Standard AM-4

Figure 11.10	Example Control Chart – Mo in Reference Standard AM-4

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Conclusions On Skyline Sampling Campaign

In general, the processing of QC data from Skyline indicates acceptable results:

•	The QC insertion rate (16.9%) is good.
•	Twin samples and coarse duplicates for Cu, Mo, Au and Ag indicate that sampling variances for each of these types of duplicates are within acceptable ranges.
•
Pulp Duplicates for Cu, Mo, Au and Ag show a higher number of failures as compared to the coarse duplicates and core twins, which may be due to an increased number of sample mix-ups, either by Entrée during the process of inserting and organizing the various types of pulp control samples or mix-ups that occurred at Skyline.  Even so, the error rates for copper, molybdenum and gold are within the acceptable limits.  Silver values were above acceptable limits.

•	Coarse blanks did not reveal any potential cross-contamination events during preparation and/or assaying
•
The standard insertions indicate that analytical accuracy for Cu, Mo, Au, and Ag is within acceptable ranges, except for one Au standard (AM-5; 12% bias) and one Mo standard (AM-5; 19.4% bias).  Analytical accuracy for Ag is unacceptable (bias levels ranging from -9.4 to -27 for all six standards).  Silver assaying will need to be investigated during the next phase of work. A few failures remain to be investigated for all four elements.

•	The sample batches processed by Skyline can be accepted and used for resource estimation purposes.

11.8	Check Samples

Several check assay program have been initiated by Entrée, which involve sending additional splits of the pulp reject material back to:  the same laboratory at a later date; or to a secondary laboratory as a check on the primary laboratory.  The check assay programs, are described below.

11.8.1	Same Lab Check Assays

Since same-batch pulp duplicates were not included as part of the original QC program for batches sent to ALS, Entrée initiated a program of randomly selected, same-lab check assays in October 2011.  This included 316 pulp samples, re-assayed for Cu and Mo.  The original samples were collected from drill holes EG-AM-10-001 to 11-010 and EG-AM-11-12, drilled between November 2010 and July 2011.  The sample batches included 9 standards; therefore the shipment included 307 check samples sensu stricto (representing 5% of the samples included in the regular submission batches).

The results were analysed by Reduction to Major Axis (RMA) plots, which indicate a good fit for both Cu and Mo between the different submission dates to ALS.  This is reflected in high values of the coefficient of determination R2 (for Cu: 0.997; for Mo: 0.990) and acceptable bias figures (for Cu: 0.5%; for Mo: -0.7%).  Nine outliers were identified for Cu, while Mo did not have any outliers identified (Table 11-14; Figure 11.11).

Ann Mason Project Technical Report	Match 2012

The check sample batches included 9 standards to assess analytical accuracy at ALS.   No outliers were detected for any of the standards for both Cu and Mo.  All Cu standards yielded acceptable accuracies, with bias ranging from 0.7 % to -2.1%.  Mo bias levels were consistently low, but on the margins of being acceptable, ranging from -3.1% to -6.7%.  The Mo bias levels are consistent with those resulting from the review of the regular QC insertions during the period when ALS was the primary lab (Dec 2010 to July 2011).

Table 11-14	Check Assay RMA Regression Statistics

Ann Mason Project - RMA Parameters - Check Samples - Holes EG-AM-10-001 to 11-012
Element	R2	N (total)	Pairs	m	Error (m)	b	Error (b)	Bias
Cu (%)	0.985	307	307	1.025	0.007	-0.002	0.003	-2.5%
Mo (%)	0.990	307	307	1.007	0.006	0.000	0.000	-0.7%

Ann Mason Project - RMA Parameters - Check Samples – No Outliers
Element	R2	Accepted	Outliers	% Outliers	m	Error (m)	b	Error (b)	Bias
Cu (%)	0.997	298	9	2.9%	0.995	0.003	0.001	0.001	0.5%
Mo (%)	0.990	307	0	0.0%	1.007	0.006	0.000	0.000	-0.7%

Figure 11.11	Cu in Check Samples (outliers excluded)

RMA plots indicate a good fit for both Cu and Mo between the different submission dates to ALS.  This is reflected in high values of the coefficient of determination R2 (for Cu: 0.997; for Mo: 0.990) and acceptable bias figures (for Cu: 0.5%; for Mo: -0.7%).  Nine outliers were identified for Cu, while Mo did not have any outliers identified.

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11.8.2	ALS-Skyline Check Assays

A total of 114 samples, originally assayed at ALS between May and July were sent for check assays at Skyline Labs in Tucson.  The original samples were collected from drill holes EG-AM-11-007 to 11-010, drilled between April and June 2011 and Entrée initiated a program of random pulp re-sampling from these holes in September 2011.

The results were analysed by Reduction to Major Axis (RMA) plots, which indicates a reasonably good fit for Cu, Mo and Au between ALS and Skyline Labs.  This is reflected in high values of the coefficient of determination R2 (for Cu: 0.997; for Mo: 0.993; and for Au: 0.987).  Ag has a slightly lower R2 (0.946), likely due to the different assay methods being used between the two labs.  Bias figures (for Cu: 5.5%; for Au: -6.8%) are reasonable, but getting close to the upper limit of being acceptable.  The bias figure for Mo (-0.4%) is very good.  The bias level for Ag (27.1%) is unacceptable, however once again this can be explained by the low accuracy assay method used by Skyline for silver.  Table 11-15 shows the results of the RMA statistics for all data, whereas Table 11-16 shows the statistics with the outliers removed.

The check sample batches did not include any standards, duplicates or blanks and therefore no conclusion can be reached regarding analytical accuracy and precision and potential contamination.

Table 11-15	Check Assay RMA Regression Statistics (All data)

Ann Mason - RMA Parameters - Check Samples-Entrée Holes 7-10
Element	R2	N (total)	Pairs	m	Error (m)	b	Error (b)	Bias
Cu (%)	0.962	114	114	0.941	0.017	0.000	0.009	5.9%
Mo (%)	0.987	114	114	0.971	0.010	0.001	0.000	2.9%
Au (ppm)	0.937	114	114	1.135	0.027	-0.001	0.002	-13.5%
Ag (ppm)	0.881	114	114	0.743	0.024	0.045	0.034	25.7%

Table 11-16	Check Assay RMA Regression Statistics (Outliers Removed)

Ann Mason - RMA Parameters - Check Samples-No Outliers
Element	R2	Accepted	Outliers	% Outliers	m	Error (m)	b	Error (b)	Bias
Cu (%)	0.997	110	4	3.5%	0.945	0.005	0.000	0.003	5.5%
Mo (%)	0.993	111	3	2.6%	1.004	0.008	0.001	0.000	-0.4%
Au (ppm)	0.987	100	14	12.3%	1.068	0.011	0.001	0.001	-6.8%
Ag (ppm)	0.946	98	16	14.0%	0.729	0.016	0.012	0.023	27.1%

Ann Mason Project Technical Report	Match 2012

Figure 11.12	Cu in Skyline Check Samples (outliers excluded)

11.8.3	ALS-ACME Check Assays

A total of 221 randomly selected samples, originally assayed at ALS between September 2010 and July 2011 were sent for check assays at ACME Labs in Vancouver in February 2012.  The original samples were all collected from the Blue Hill Prospect, from drill holes EG-BH-10-001 to 11-030, drilled during 2010 and 2011. The sample batches included 11 standards, 12 pulp blanks and 10 pulp duplicates; therefore the shipment included 188 check samples sensu stricto (representing about 5% of the samples included in the regular submission batches).  The original Blue Hill samples in the oxide zone were not all analyzed for Au and therefore check assays for this element only represent 118 samples.

The results were analysed by Reduction to Major Axis (RMA) plots, which indicates a very good fit for Cu and Mo and reasonable fit for Au between ALS and ACME.  This is reflected in high values of the coefficient of determination R2 (for Cu: 0.999; for Mo: 0.991; and for Au: 0.784).  The analytical method that ACME used for Ag has a higher lower detection limit than the general grades, and therefore no comparison was done with ALS Ag values.  Bias figures (for Cu: 0.8%; for Mo: -4.0; and for Au: 3.1%) are good.   Table 11-17 shows the results of the RMA statistics for all data, whereas Table 11-18 shows the statistics with the outliers removed. Four outliers were identified for Cu, two for Mo and seven for Au (Table 11-18; and Figure 11.13 and Figure 11.14).

The check sample batches included 11 standards (3 separate standards) to assess analytical accuracy at ACME.   No outliers were detected for any of the standards for Cu, Mo or Au and all Cu, Mo and Au standards yielded acceptable accuracies. No significant potential contamination was noted for Cu or Mo, however two failures were noted for Au, which are currently being investigated. All duplicates returned acceptable values.

Ann Mason Project Technical Report	Match 2012

Included in the batch of external duplicates were 11 sieve checks designed to test the quoted pulverization protocols by ALS (85% passing -200 mesh).  The average result of the eleven checks was 94% passing -200 mesh, and no samples failed the passing criteria.

Additional check assays for all of the Skyline assaying will be initiated shortly and will be reported at a later date.

Table 11-17	Ann Mason – RMA Parameters – Check Samples (Blue Hill)

Ann Mason - RMA Parameters - Check Samples (Blue Hill)
Element	R2	N (total)	Pairs	m	Error (m)	b	Error (b)	Bias
Cu (%)	0.991	188	188	0.978	0.007	0.002	0.002	2.2%
Mo (%)	0.987	188	188	1.046	0.009	0.000	0.000	-4.6%
Au (ppm)	0.090	118	118	0.499	0.044	0.001	0.001	50.1%

Table 11-18	Ann Mason – RMA Parameters – Check Samples – No Outliers

Ann Mason - RMA Parameters - Check Samples-No Outliers
Element	R2	Accepted	Outliers	% Outliers	m	Error (m)	b	Error (b)	Bias
Cu (%)	0.999	184	4	2.1%	1.008	0.003	0.000	0.001	-0.8%
Mo (%)	0.991	186	2	1.1%	1.040	0.007	0.000	0.000	-4.0%
Au (ppm)	0.784	111	7	5.9%	0.969	0.041	-0.001	0.000	3.1%

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Figure 11.13	Cu in ACME Check Samples (Outliers Excluded)

[Missing Graphic Reference]

Figure 11.14	Mo in ACME Check Assays (Outliers Excluded)

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[Missing Graphic Reference]

12.0	DATA VERIFICATION

12.1	Data Verification

12.1.1	QA/QC Program Review

Scott Jackson and Robert Cinits have reviewed the QA/QC program used by Entrée and are of the opinion that it is in accordance with standard industry practice and CIM Exploration Best Practice Guidelines.  Entrée personnel have taken all reasonable measures to ensure that the sampling completed to date is accurate and precise.  Both Scott Jackson and Robert Cinits consider the assays results acceptable for use in the estimation of Mineral Resources.

12.1.2	Assay Database Verification

Entrée has verified a selection of copper assay data in the final database against the assay results in the certificates provided by the laboratory.  Copper values for 444 core assay samples from drill holes EG-AM-11-012, 017 and 025 in the Ann Mason database were manually checked against the original laboratory certificates.  No differences were found.

For historic assays, 100% of the copper values recovered from Anaconda, MIM and PacMag logs and assay certificates have been manually checked by Entrée following import into the database during two separate checks on data validity.  Each of the checks were performed by different Entrée personnel.  All errors were subsequently adjusted in the database

During Scott Jackson’s site visit, he reviewed the drill hole collars in the historical hardcopy files for 35 Anaconda drill holes (out of 105 available files). Of these, 23 were found to have the same coordinates in hardcopy as in the database; five holes had no hardcopy information to verify collars; and nine holes had two sets of coordinates. Since then Entrée have investigated these discrepancies and re-surveyed several of the locations in the field.

Scott Jackson also reviewed more than 5% of all assays by comparing hard copy original assay certificates against the assays recorded in the database. No material errors were detected. Some minor errors were noted, for example in D115 where some assays that were below detection were allocated a grade of zero and some cases where intervals logged as 'no core' have zero grades also (Hole D166).

12.1.3	Independent Review of Core Samples

The collection of independent samples is meant to demonstrate that mineralization exists on the property in similar ranges reported by the issuer.  To this end, Scott Jackson reviewed core from several holes while at site and observed chalcopyrite, bornite and/or molybdenite mineralization in the core in the approximate percentages that would roughly coincide with copper and/or molybdenum grades as reported by the company.

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12.1.4	Drill Hole Location

The locations of three holes (ANN06001, D164, D227) were checked in the field by Scott Jackson during the site visit.  The locations were determined by a hand-held GPS and were all within approximately 10 m of those reported by Entrée in the final database.  In Scott Jackson’s opinion, this is acceptable given the accuracy of the device (+/- 10m) used during the site visit.

12.1.5	Logging Review

During the site visit, Scott Jackson reviewed the mineralized sections of hole ANN06001, which comprised predominantly granodiorite with intermittent zones of one type of Quartz Monzonite Porphyry (Qmp-a).  Mr. Jackson concluded that the logging was of good quality but noted that a degree of familiarity with the rocks was required to classify lithologies according to the local schemes (in particular differentiating some of the different phases of Qmp was not always obvious). When comparing the logs with the assays a link was noted between lithologies with an increased mafic component and increasing copper grades. Copper mineralisation in the form of bornite and chalcopyrite was observed in quantities consistent with the assays.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Introduction

Bench-scale metallurgical testwork on samples from the Ann Mason deposit has been carried out in two separate programs: the first by The Anaconda Company in 1970, and more recently at Metcon Research in 2011. The objective in both studies was to evaluate the response of the ore to conventional sulfide concentration by froth flotation. A summary of the results of these two programs now follows.

13.2	The Anaconda Company, 1970

The earliest available testwork results on samples from the Ann Mason deposit date back to a 1970 report written by M.J. Noakes of The Anaconda Company. Diamond drill core assay reject samples, described to be “in good condition”, were used for this work. The program consisted of head characterisation, mineralogy, and preliminary rougher and cleaner flotation tests.

In total, 21 samples from 9 different drill holes were crushed down to minus 10 mesh and split into 500 g charges. A single charge from each sample was combined to form one overall master composite described as “MN/AM-1”.

Polished sections were prepared from two samples taken from separate holes in the deposit: one from a chalcopyrite zone, and the other from a chalcopyrite-bornite zone. Mineralogical examination by optical characterization and point counting was carried out by the Geophysical Division of The Anaconda Company. The results indicated that the ore has a “simple mineralogy” with no significant interlocking between sulfides, although very little pyrite was detected in either sample. The report also characterizes the gangue as “unaltered” and unlikely to result in excessive slime generation.

A grinding series was conducted on the overall composite to determine the effect of particle size distribution on copper recovery in rougher flotation. The series consisted of six tests with lab mill grinding times ranging from 2 to 30 minutes. Results indicated that grinding finer than a P80 of 100 µm did not improve copper recovery, and that the optimum grind size lies somewhere between 185 µm (5 minute grind) and 100 µm (10 minute grind). Size-by-size assays on the tailings samples indicated that a significant increase in mineral liberation was not achieved beyond 10 minutes of lab mill grinding. As a result, all subsequent tests used a target grind P80 of 100 µm.

A standard test procedure was applied to each of the 21 individual composites. The flowsheet consisted of a 100 µm grind, followed by rougher flotation for 6 minutes at pH 10.5 using Dow Z-11 as a collector and MIBC, and a single stage of cleaning for 3 minutes, also at pH 10.5. There was no regrind step prior to cleaning. Arithmetic averages of the results of these tests are presented in Table 13-1.

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Table 13-1	Averaged Flotation Results from 21 Metallurgical Composites

Product	Weight	Assays, %				Distribution, %
	%	Cu	Mo	Fe	S	Weight	Cu	Mo
Cleaner Concentrate	1.5	25.8	0.198	--	--	1.5	85.9	--
Rougher Concentrate	4.3	9.42	0.073	--	--	4.3	94.5	69.5
Rougher Tailing	95.8	0.024	0.0014	--	--	95.8	5.5	30.5
Calculated Head	100.0	0.415	0.0043	--	--	100	100	100
Head Sample	--	0.409	0.0039	1.64	0.71	--	--	--

The results of the flotation testwork on the individual composites are consistent with those from the master composite MN/AM-1. Rougher copper recovery ranged from 91.5% to 99.8%, and averaged 94.5%. Mass recovery to the rougher concentrate ranged from 3.0% to 7.8%.

Single stage, open circuit cleaning without a regrind resulted in an average cleaner copper recovery of 85.9%. It is reasonable to expect that losses to the first cleaner tails could be reduced through optimization of the 1st cleaner stage, addition of a regrind step, and/or the addition of a cleaner scavenger.

Cleaner concentrate grades averaged an acceptable 25.8% Cu, but varied widely: from 8.4% Cu to 38.7% Cu. The poorest grades were associated with two samples that showed much higher than average S:Cu ratios, on the order of 5:1 to 6:1. These samples likely contained elevated concentrations of activated pyrite which diluted the concentrate. Conversely, final concentrate grades exceeding 38% copper were seen for two of the composites whose S:Cu ratios were well below 1.0. The presence of bornite in these samples is believed to contribute to the high copper grades.

Molybdenum head grades in the flotation composites ranged from 5 ppm to 88 ppm. Rougher recovery averaged 69.5% to a concentrate grading 730 ppm Mo. Molybdenum recoveries to the cleaner concentrate were not reported, but the grade averaged 1590 ppm Mo. Cu/Mo separation testing was not attempted due to the low head grade of the sample and the limited mass of sample available.

In addition to molybdenum, a small amount of silver, averaging 1 ppm, was identified in the head samples. Flotation results indicated that the silver follows the copper and molybdenum.

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13.3	Metcon Research, 2011

In July 2011, assay reject samples from the Ann Mason deposit arrived at Metcon Research in Tuscon, Arizona for metallurgical testing. The purpose of the program was to conduct a preliminary flotation study leading to the development of a process flowsheet for optimal concentration of the Ann Mason ore.

13.3.1	Head Characterisation

Two metallurgical composites, each representing assay reject samples from a single drill hole from two separate mineralized domains within the Ann Mason deposit, were generated. The first composite was from core drill hole EG-AM-11-003 and included 19 contiguous 2 m intervals between 768 and 806 m depth within the chalcopyrite-bornite domain.  The second composite was from core drill hole EG-AM-11-009 and included 18 contiguous 2 m intervals between 194 and 230 m depth within the chalcopyrite domain. Table 13-2 provides a summary of the head assays for the composites.

Table 13-2	Head Analysis of the Composite Samples

Sample	Assays, %, g/t
	Cu	Mo	Ag	Au	ST	Fe	Insol.
EG-AM-11-003	0.46	0.0160	0.90	0.071	0.33	0.58	91.74
EG-AM-11-009	0.37	0.0084	0.30	0.018	0.36	1.69	87.42

Copper and molybdenum grades for the new composites were comparable to those from the Anaconda work in 1970. The sulfur to copper ratios ranged from 1.0 (EG-AM-11-009) to 0.7 (EG-AM-11-009), and were at the lower end of the scale compared to the earlier work.

Quantitative mineralogical study of the composite head samples was conducted by Mineral Liberation Analyzer (MLA) at the Center for Advanced Mineral and Metallurgical Processing at The University of Montana. The results indicated that copper mineralization for the EG-AM-11-003 composite consisted of both chalcopyrite (64%) and bornite (36%), whereas for the EG-AM-11-009 composite the copper was almost entirely (> 99%) chalcopyrite.

Mineral locking data indicates that chalcopyrite particles are well liberated in all size fractions, with the exception of the minus 37 µm particles for composite EG-AM-11-003. Where present, bornite showed a strong association with chalcopyrite.

13.3.2	Rougher Flotation Tests

A series of batch rougher flotation tests were carried out on 1.5 kg charges of each composite. The purpose of these tests was to identify optimum flotation conditions for copper and molybdenum recovery. Variables evaluated during this testwork included primary grind size, pH, collector type, and collector dosage.

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Rougher flotation recoveries at varying primary grind sizes are presented in Figure 13.1. The results indicate only a very slight increase in recovery with finer grinding, within the P80 range of 74 µm to 149 µm, for both composites. In comparison, coarser grinding appears to favour higher molybdenum recoveries, possibly due to increased smearing of molybdenite at longer grind times. Based on these results a primary grind P80 of 105 µm was selected for all subsequent testwork in this program.

Figure 13.1	Effect of Grind Size on Copper and Molybdenum Recovery in Rougher Flotation. (label 003 corresponds to composite sample EG-AM-11-003).

A series of tests was carried out to evaluate the effect of pulp pH on rougher flotation kinetics. The tests compared the natural pH (~7.5) of the ore with pH adjusted to 9.0, 10.0, and 11.0 through the addition of lime. For both composites the overall mass pulled to concentrate decreased as pulp pH increased, but copper, molybdenum, and sulfur recovery was essentially unchanged. It should be noted however, that pH may be an important means of maintaining selectivity against pyrite for zones demonstrating higher S:Cu ratios than those of the composites tested here.

Collector types and dosages were looked at by comparing combinations of C-3330 and fuel oil, with MX-3045. Similar to the effect of grind size and pH, changes in collector had little if any influence on copper recovery under the conditions tested, with recoveries ranging from 95.5% to 96.5%. Slightly more variability was observed in the recoveries for molybdenum and silver between tests, but these differences may be more attributable to very low head grades and analytical uncertainty, rather than any change in the test conditions themselves.

Based on the results of the collector series, reagent additions of 10 g/t C-3330 and 28 g/t fuel oil were selected for the rougher circuit.

The addition of a surfactant, Triton, was found to have no impact on molybdenum recovery.

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13.3.3	Cleaner Flotation Tests

Batch cleaner flotation tests were carried out to evaluate the effect of sodium silicate and rougher concentrate regrinding on rejecting gangue minerals, and to evaluate flotation kinetics in the first and second cleaning stages.

For both composites, the addition of sodium silicate (in dosages from 100-300g/t) had a negative impact on 1st cleaner concentrate copper grade, with no effect on recovery.

The effect of regrinding prior to cleaner flotation on metal recovery is presented in Figure 13-2. The results indicate that for both composites optimum results were achieved with a regrind size P80 of 44 µm.

Figure 13.2	Effect of Regrind Size on Copper and Molybdenum Recovery in Cleaner Flotation

Kinetic sampling of the cleaner circuit revealed that moderate flotation times: 1st cleaner – 6 minutes; 1st cleaner scavenger – 4 minutes; and second cleaner – 4 minutes, are sufficient for batch flotation using the equipment tested. For composite EG-AM-11-003 an open circuit copper grade of 34.8% was achieved at a recovery of 87.1%. In comparison, composite EG-AM-11-003 generated a grade of 28.6% Cu at a recovery of 91.7%.

13.3.4	Locked Cycle Testing

The optimized rougher and cleaner flotation conditions discussed in the previous two sections were used to carry out a six-cycle cleaner flotation test on each of the composite samples. The test was “locked” by recycling the rougher scavenger and cleaner scavenger concentrates from each cycle to the rougher conditioner stage of the subsequent cycle. In a similar fashion, the second cleaner tailings were recycled to the first cleaner feed.

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Both tests demonstrated reasonably good stability between cycles in terms of mass and metal recovery to final concentrate. Table 13-3 and Table 13-4 provide a summary of grades and recoveries for the last four cycles from each test.

Table 13-3	Grades and recoveries for the last four cycles of the Locked Cycle Test on composite EG-AM-11-003

FT-C3-22	Grade, %, g/t						Recovery, %
Cycle	Cu	Mo	Ag	Au	ST	Insol.	Cu	Mo	Ag	Au	ST	Insol.
C	36.3	1.10	69	3.9	17.6	12.4	93.3	74.8	70.5	79.7	61.6	0.18
D	35.1	1.19	70	3.6	20.9	14.1	93.8	77.1	73.0	77.2	72.3	0.21
E	36.6	1.18	70	4.0	17.6	13.4	93.7	78.5	67.5	78.1	66.9	0.20
F	35.2	1.12	68	3.8	18.7	14.4	93.9	77.1	70.3	78.1	73.1	0.21
Average	35.8	1.15	69	3.8	18.7	13.6	93.7	76.9	70.3	78.2	68.5	0.20

Table 13-4	Grades and recoveries for the last four cycles of the Locked Cycle Test on composite EG-AM-11-009

FT-C9-22	Grade, %, g/t						Recovery, %
Cycle	Cu	Mo	Ag	Au	ST	Insol.	Cu	Mo	Ag	Au	ST	Insol.
C	27.0	0.68	22	0.94	23.8	16.5	92.9	63.4	38.3	45.9	84.5	0.27
D	27.8	0.72	20	1.11	24.3	14.8	93.7	64.2	36.1	45.8	85.1	0.23
E	26.3	0.68	23	1.09	27.9	18.1	94.0	67.3	42.5	48.4	82.3	0.31
F	25.5	0.67	22	0.99	22.0	17.6	93.3	68.5	38.5	38.8	80.1	0.29
Average	26.7	0.69	22	1.03	24.5	16.7	93.5	65.8	38.8	44.7	83.0	0.28

Locked cycle copper grades for both composites were similar to the open circuit results. The achieved grades, 35.8% for EG-AM-11-003 and 26.7% for EG-AM-11-009, can be considered as saleable. In addition, both composites resulted in a copper recovery to final concentrate of greater than 93%.

Molybdenum, silver, and gold recoveries for the higher grade EG-AM-11-003 composite were 77%, 70%, and 78%, respectively.

13.3.5	Cu/Mo Separation

In an effort to evaluate the potential for molybdenum recovery as a separate concentrate, a 30 kg charge of each composite was used to generate a bulk sample of second cleaner concentrate for a Cu-Mo separation test. The molybdenum circuit employed a conventional reagent scheme consisting of NaSH conditioning and nitrogen sparging to depress the copper minerals, with fuel oil added to collect the molybdenite.

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Figure 13.3	Molybdenum Grade-Recovery Curves for the Cu-Mo Separation

Figure 13.3 presents the results of successive cleaning stages on grade and recovery to the open circuit concentrate. The tests had to be halted before marketable concentrate grades were reached due to low sample weight. For the higher grade EG-AM-11-003 composite this was after three cleaner stages, for the lower grade composite only two cleaners were possible. From the results presented here, it appears that five stages of cleaning would likely be required to reach a 50% Mo grade in the final concentrate. This would represent a typical configuration for a copper-molybdenum separation circuit.

13.3.6	Minor Element Analysis

Samples of both final concentrates for the Cu-Mo separation tests were submitted for an ICP multi-element scan to evaluate the products for potential deleterious components that might affect marketing. Results of the scans are presented in Table 13-5.

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Table 13-5	Minor Element Analysis for the Cu-Mo Separation Tests Final Products

		EG-AM-11-003		EG-AM-11-009
Element	Units	Mo Conc	Cu Conc	Mo Conc	Cu Conc
Al	%	0.5	1.44	1.83	1.93
As	ppm	388	< 1	220	< 1
Ba	ppm	146	168	118	229
Bi	ppm	< 1	< 1	< 1	< 1
Ca	%	1.15	1	0.95	0.71
Cd	ppm	19	< 1	6	< 1
Co	ppm	< 1	5	< 1	97
Cr	ppm	133	459	379	312
Fe	%	9.35	22.8	16.2	26.5
Hg	ppm	< 1	< 1	< 1	< 1
K	%	0.12	0.33	0.43	0.48
La	ppm	< 1	4	< 1	3
Mg	%	0.13	0.12	0.35	0.27
Mn	ppm	34	67	74	62
Na	%	0.32	0.66	0.71	0.75
Ni	ppm	78	277	210	212
P	%	4.39	8.22	4.30	6.30
Pb	ppm	< 1	618	39	451
Sb	ppm	< 1	102	< 1	33
Sc	ppm	< 1	< 1	< 1	< 1
Sr	ppm	63	187	116	210
Ti	ppm	175	724	942	1416
Tl	ppm	< 1	3	< 1	< 1
V	ppm	< 1	< 1	< 1	< 1
W	ppm	< 1	< 1	< 1	< 1
Zn	ppm	266	10	229	< 1
Zr	ppm	7	32	30	38

The analysis revealed no elements of concern. Arsenic levels in the Mo concentrates were elevated, but are still likely below penalty concentrations. Phosphorous concentrations between 4% and 8% are reported, but it is not yet clear if this is a true assay, or simply the result of an analytical interference. Repeat analyses are presently in progress.

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13.3.7	On-Going Work

Additional testwork is currently underway in the following areas:

•	Bulk Cu-Mo flotation testwork on new composite samples representing the chalcopyrite-pyrite zone;

•	Grindability testwork consisting of Bond Rod Work Index, Bond Ball Work Index, and Abrasion Index testing on a composite sample from the Ann Mason deposit; and,

•	Column leaching tests on samples from the oxide and mixed zones of the Blue Hill deposit to determine copper extraction kinetics and acid consumption data.

To complement the results presented here, Metcon Research has recommended the following components for the next phase of the program:

•	Cu-Mo separation testing on a 200 kg flotation feed sample;

•	Variability flotation testing on production composites from the mine plan;

•	Solid-Liquid separation studies; and,

•	Environmental testing on flotation products and waste rocks.

13.3.8	Conclusions

The following conclusions about the Ann Mason composite samples can be drawn from the metallurgical testwork completed to date:

•	The ore is amenable to conventional concentration using froth flotation at a moderate grind size P80 of 100 µm;

•	A final copper concentrate of saleable grade and a copper recovery in excess of 93% is achievable;

•	No potential penalty elements have been detected in the final concentrates; and,

•	The production of a separate molybdenum concentrate may be achievable by conventional Cu/Mo separation, but more work is needed to prove this result.

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Introduction

A mineral resource estimate was completed by Scott Jackson, F. AusIMM, of Quantitative Geoscience Pty Ltd (trading as Quantitative Group and QG).  The estimate is in compliance with CIM Definition Standards on Mineral Resources and Reserves, as referenced in NI 43-101.  Copper, molybdenum, gold and silver were estimated in 40 x 40 x 15m blocks.

14.2	Geological Modelling

A detailed description of the Ann Mason deposit is provided in Section 7. Three dimensional models of the key features at Ann Mason were built to determine those aspects that impact copper and molybdenum mineralisation and influence the estimation of resources. Specifically, the aim was to test whether or not, for example, sulphide species models should be used to build estimation domains for Cu and/or Mo, Au and Ag.

Geological models in the form of three dimensional surfaces and solids were built by QG based on geological and drilling information supplied by Entrée. Sectional strings for lithology, sulphide species and structure were provided to QG in electronic (.dxf) format. QG loaded the shapes in Minesight software, then created valid surfaces and solids from the strings. The key features relevant to mineralisation are discussed below.

14.2.1	Singatse Fault

Copper/molybdenum mineralization at Ann Mason is truncated by the Singatse Fault east of 304,400E and between 4,317,300N and 4,318,000N. Displacement of the faulted portions of the Ann Mason deposit in the hanging wall of the Singatse Fault is estimated to be 4 km eastward.

QG generated a surface of Singatse Fault based on geological logging in the drillhole database. The fault was placed at the base of Tertiary ignimbrites and related lithologies. An oblique view of the fault is presented in Figure 14.1.  This boundary represents a major unconformity and material above the fault is considered to be unmineralised. The fault was used as a hard boundary in estimation.

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Figure 14.1	Oblique view of Singatse Fault and Ann Mason drilling (showing Cu) looking from south west

14.2.2	Lithology

As noted in section 7.2, the spatial distribution of lithology at Ann Mason is complex and Entrée's understanding of this is still developing as more holes are drilled. In broad terms there are two packages of rock that have been interpreted in the main mineralised zone - (1) Granodiorites (Jgd) in the western and upper parts and (2) Porphyritic quartz monzonites (Jpqm) in the eastern and lower parts. The dipping intrusive contact between granodiorite (Jgd) and younger porphyritic quartz monzonite (Jpqm) is thought to play a part in mineralisation with a Cu envelope ranging from 200m to as much as 800m above or below the intrusive contact. The contact is not always easy to interpret, particularly because there are often narrow quartz monzonite intrusives above the interpreted contact in the granodiorite.

Within this envelope, copper grade is dependent on vein density, sulphide species, frequency and relative age of quartz monzonite porphyry dykes and the availability of mafic mineral sites within granodiorite favourable for deposition of disseminated mineralization.

Mineralization is most closely associated with Qmp-a and Qmp-b quartz monzonite porphyry dykes.  Anaconda geologists’ interpreted Qmp-a dykes at Ann Mason as the earliest and best mineralized of the Luhr Hill suite of rocks.  Spatially, Qmp-a dykes occur primarily along the intrusive contact between granodiorite (Jgd) and porphyritic quartz monzonite (Jpqm). Contrary to previous geologic models, copper mineralization does not appear to be distributed conformably around Qmp-b porphyry dykes that generally strike AZ 290º and dip 45º NE.

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Identification of the granodiorite / porphyritic quartz monzonite intrusive contact as a deposit-scale control on the distribution of copper mineralization is the result of deeper in-fill and step-out drilling conducted by the Company during the period October, 2010 through February, 2012.  The initial empirical relationship observed between copper distribution and the intrusive contact was further supported by mapping of the top of the chalcopyrite-bornite sulphide assemblage in proximity to the intrusive contact.

As emplacement of the porphyritic quartz monzonite is not temporally related to copper mineralization, the relationship between mineralization and the intrusive contact is perhaps more directly related to localization of Qmp-a dykes within a zone of increased structural and lithologic complexity.

Entrée geologists interpreted the contact between Jpqm and Jgd on 100m E-W and N-S paper cross sections which were digitised then supplied to QG in dxf format. These were converted to Minesight format and modified slightly in order to build a coherent surface for subsequent statistical analysis. Figure 14.2 shows an oblique view of the dipping contact.

Figure 14.2	Oblique view of Jgd-Jpqm contact and Ann Mason drilling looking from south west

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14.2.3	Alteration

As noted in Section 7.3.7, the primary alteration types at Ann Mason include a broad, main-stage zone of potassic alteration, an outer propylitic zone and more restricted late-stage overprints of chlorite, sodic (albite or albite + chlorite), sericite, zeolite and gypsum.

The complex nature of the spatial distribution of alteration coupled with the drill spacing has prevented the construction of meaningful three-dimensional shapes that would assist in estimating copper and molybdenum (particularly the sodic alteration). QG recommends additional work in this area when drill spacing is tightened.

14.2.4	Structure

Porphyry copper-molybdenum deposits of the Yerington district have been rotated 60-90º westward by Miocene age normal faulting and extension.  As a result, mineralized intercepts in vertical drill holes represent approximately horizontal intervals at varying depths of the original pre-tilt geometry of the deposit.

A series of ten high-angle faults have been identified at Ann Mason by integrating historic structural data with Entrée’s logging of faults interpreted to have significant amounts of displacement.  These high-angle faults have strike directions ranging from AZ 295º to AZ 325º and dip 60º to 70º SW. Criteria used to identify faults with significant amounts of displacement include thickness of clay gouge, changes in rock type across structures and the presence of fault breccia or slickensides.

Structures were mapped in cross-section using north-south and east-west sections on 100 m spacing and transferred to 50-m-spaced level plans for final compilation and interpretation. Fault 1A marks the current southwest margin of the deposit, juxtaposing predominantly chlorite-altered rocks with pyrite mineralization in the hanging wall against predominantly potassically-altered rocks with copper/molybdenum mineralization in the footwall. Copper/molybdenum mineralization in the footwall of the fault remains open at depth along the entire length of the fault.

These northwest-trending structures offset the granodiorite - porphyritic quartz monzonite contact to successively deeper levels towards the southwest.  Overall, the contact plunges 15º to as much as 50º to the SW from where it is truncated by the Singatse Fault in the NE quadrant of the deposit.

Faults, with or without late-stage sodic (albite) or sericitic alteration are known to reduce copper grade within the deposit.

QG generated a surfaces from the 'in plan' strings provide by Entrée (see Figure 14.3).

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Figure 14.3	Oblique view of Fault 1A, Fault4 and Ann Mason drilling looking from north west

14.2.5	Sulphide Species

Sulphide domains at Ann Mason include an outer pyrite-dominated zone, a chalcopyrite-dominated zone and a bornite-chalcopyrite dominated zone. Copper mineralization > 0.15% coincides with a pyrite:chalcopyrite ratio of approximately 7:1 based on detailed relationships developed by Anaconda geologists and confirmed by Entrée geologists.

Within the NE, SE and SW quadrants of the deposit, little or no overlap occurs between pyrite and bornite or pyrite and molybdenite with chalcopyrite. The primary sulphide domain in the NW quadrant of the deposit (west of 304,300E and north of 4,317,700N) is chalcopyrite ≥ pyrite that forms thick intervals of >0.3% Cu with only minor bornite present near the granodiorite-porphyritic quartz monzonite contact.

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A simple sulphide model has been generated based on drilling data, using copper grade, logged pyrite:chalcopyrite ratios and the presence of bornite. Strings developed by Entrée were transformed to surfaces and solids by QG in order to assess whether or not they would contribute to estimation domains.

14.3	Estimation Domains

Based on geological surfaces and solids outlined above and grade distributions for Cu and Mo, estimation domains were investigated and built by QG in consultation with Entrée. The end result (discussed below) was the development of copper and molybdenum envelopes that take into account the orientation of the key structures and lithology contacts. Various scenarios and groupings were tested.

14.3.1	Copper Envelope

As a starting point, some preliminary Exploratory Data Analysis (EDA) suggested there was a break in the copper mineralisation at the 0.15-0.25% Cu threshold. This was supported with the observation of a relatively sharp contact on the southwestern portion of the main mineralised zone at Ann Mason.

To gain a sense of the spatial distribution, a preliminary kriging of Cu was run using some isotropic searches and a variogram modelled from all the data below the Singatse Fault. Copper grades from the resultant model were then contoured and it was evident that there was a coherent zone of mineralisation with a shape that was relatively invariant between 0.15 and 0.2% Cu. To support this an Indicator Kriged estimate at 0.2% copper was also built to assist in defining geometry. Figure 14.4 shows a typical cross section with the gradeshell for 0.15% Cu and 0.2% Cu and indicator outlines at 0.5 used to guide the original interpretation of the copper envelope.  Figure 5 shows the plan view for the same gradeshell.

As the Entrée drilling progressed through 2010 and 2011 it became evident that the initial interpretations were relatively robust and additional drilling meant only minor changes to the interpretations needed to be made. The main aim when making the envelope was to attain a geometrically consistent and plausible shape above the 0.15% Cu threshold. Strings were initially built on E-W sections. These were built into a 3D wireframe solid. Following that, strings were also made in N-S sections to refine geological continuity. When deciding the location of the domain boundary, some relatively small intercepts of sub-grade material were included to make the shape a lot more geometrically coherent. Along the south-western contact, Fault 1A was used as a guide the orientation of the boundary as this is coincident with a break in the Cu mineralisation.

In general, the mineralisation is not closed off in many directions at Ann Mason except the upper portions of the south-western boundary. Thus extending the envelope was limited to approximately 150m from the outermost drilling (with mineralisation). This distance was chosen with a preliminary idea on resource classification in mind. It was considered at the time that blocks further than around 150 - 175m from drilling were unlikely to be classified. Section 14.8 on resource classification below confirms this.

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Figure 14.4	Section 4317400 - Gradeshells From Preliminary Cu Estimates and Early Interpretations

Figure 14.5	Plan view of 0.15% Cu envelope

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Figure 14.6	Section 304400E with Cu Envelope Shown

14.3.2	Molybdenum Envelope

For Mo, a similar approach was taken to build a grade envelope as was for Cu. This proved a little more difficult because not all holes in the Ann Mason database currently have a Mo assay. As at March 2012, this was in the process of being rectified by Entrée with a program of quarter-core sampling of the old Anaconda holes. Once data has been compiled from the sampling, QG recommend Mo be re-estimated and Au and Ag also be estimated.

EDA revealed that a threshold for Mo of 0.005% was appropriate and a logical point to create a relatively coherent grade envelope. Sustaining geometric continuity for this shape was challenging given the data available was much less compared with Cu. A cross section is presented in Figure 14.7.

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Figure 14.7	Cross section 304400E with Cu and Mo envelopes shown

14.3.3	Analysis - Copper Envelope

All variables were analysed with respect to the copper envelope with summary statistics presented below in Table 14-1.  In all cases there is a clear distinction between what is inside and outside the envelope supporting its use in the estimation process. Further support is given in Figure 14.8 which shows a contact plot. This tells us that when aggregating all data relative to the contact that there is a distinct (sharp) drop in grade when crossing the boundary. Note that the statistics presented below are for the final composites. Preliminary test work showed similar results.

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Table 14-1	Summary composite statistics for four variables inside and outside the 0.15% Cu envelope

Table 14-8	Contact analysis of Cu grade between inside and outside of 0.15% Cu envelope

Both gold and silver also show a marked change in grade going across the boundary of the 0.15% Cu envelope as seen in Figure 14.9 and Figure 14.10.

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Figure 14.9	Contact of Au inside and outside 0.15% Cu envelope

Figure 14.10	Contact of Ag inside and outside of 0.15% Cu Domain

14.3.4	Analysis - Molybdenum Envelope

Similar to the copper analysis, the statistics below show a marked difference across the boundaries although for copper the difference is not as great and for Mo there is a greater distinction when using the Mo envelope (Table 14-2). This is as expected given the objectives of building the envelope, but it also suggests that separate domains are warranted.

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Table 14-2	Summary Composite statistics: Variables inside and outside the 0.005% Mo envelope

Contact analysis also confirms the change in grades across the boundary is sharp (see Figure 14.11).

Figure 14.11	Contact analysis of Mo grade between inside and outside of 0.005% Mo domain

14.3.5	Analysis - Lithological Controls

Summary statistics for all variables when examined across the lithological domain boundary show that the younger intrusives (Quartz monzonite porphyries) have elevated Cu, Mo, Au and Ag compared to the granodiorite dominated zone (Table 14-3). When the data is restricted to within the Cu envelope (Table 14-4), the differences appear to be less which related to the amount of unmineralised material that is drilled through granodiorite.

Contact analysis (Figure 14.12) shows very little difference in the grade profile across the domain boundary. This and some preliminary work on variograms suggest that lithological boundaries are not useful (at this point of the project) for differentiating distinct zones that need separate treatment during estimation.

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Table 14-3	Summary statistic of Cu, Mo, Au, and Ag per Lithology grouping

Figure 14.12	Contact analysis in Cu grade between granodiorite and porphyry quartz monzonite

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14.3.6	Analysis - Sulphide Species

Summary statistics for the sulphide species domains show some interesting results (Table 14-5, Table 14-6). Not surprisingly, the pyrite domain has the lowest grades in all four variables - often distinctly lower. Considering the boundary influences the placement of the Cu envelope, the result is expected. For copper the grade between the chalcopyrite and bornite zones is not large but the chalcopyrite zone is higher (0.32% vs. 0.26%Cu) when considering all data and is closer when material outside the 0.15% Cu envelope is excluded. (0.33% vs. 0.28% Cu). Mo does not show much difference across the chalcopyrite-bornite boundary.

Contact analysis (Figure 14.14, Figure 14.15) shows there are not sharp changes in grade across the boundaries of both the pyrite-chalcopyrite and chalcopyrite-bornite boundary.

Table 14-13	Simplified sulphide model in Ann Mason, section N 4317850

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Figure 14.14	Contact analysis of Cu grade between Py zone and Cpy zone

Figure 14.15	Contact analysis of Cu grade between Cpy zone and Bn zone

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14.3.7	Multivariate analysis

Multivariate data analysis was undertaken to assess correlations between variables and add support to any domaining decisions. With reference to the Cu envelope (see Table 14-7 and Figure 14.16), Cu and Mo are essentially uncorrelated inside the copper envelope and weakly correlated outside. Cu is weakly correlated with Au and Ag with those two variables being strongly correlated together. A similar pattern is evident in Table 14-8 and Figure 14.17, which shows correlations relative to the Mo 0.005% envelope.

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Figure 14.16	Scatter plots of Cu, Au, Ag and Mo inside 0.15% Cu Domain

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Figure 14.17	Scatter plots of Cu, Au, Ag, Mo inside 0.005% Mo Domain

14.17	Final Domains

Following extensive analysis and test estimates it was decided that for estimation, the use of structure, lithology and sulphide species was not supported at the current stage of the project. Grade profiles across these boundaries were not sufficiently sharp to warrant differentiation at the estimation stage. Similarly, preliminary variography did not support the use of such boundaries. The only late change in the process was the inclusion of a small modelled Qmp-d dyke in drillhole EG-AM-11-025. This was the first intrusive encountered at Ann Mason that was distinctly lower grade and weaker altered than the surrounding granodiorites and quartz monzonites. A small limited 3D shape was built to reduce the influence of the intercept in the

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higher grade material and vice versa. The shape was extended 50-60m laterally from the drillhole.

Thus the final domaining decisions for Cu were:

•	Only estimate below the Singatse Fault;

•	Two main zones - inside and outside the 0.15% Cu envelope;

•	One small low grade Qmp-d intrusive shape inside the 0.15% Cu envelope.

Molybdenum decisions were similar:

•	Only estimate below the Singatse Fault;

•	Two main zones - inside and outside the 0.005% Mo envelope;

•	One small low grade intrusive shape inside the 0.005% Mo envelope.

Gold and silver were not able to be domained separately with the current dataset. QG recommends that as soon as the re-sampling of Anaconda core is complete that gold and silver be estimated.

Domain codes applied to the composites and blocks were as shown in Table 14-9.

Table 14-9	Domain codes applied for estimation

Domain	CODE	Descriptions
0.15% Cu Domain	1	Inside Cu domain
	5	Dyke intrusive
	9	Outside Mo Domain
0.005% Mo Domain	1	Inside Mo Domain
	5	Dyke intrusive
	9	Outside Mo Domain

14.4	Compositing

QG performed several tests on composite length including 3m, 5m and 10m for the 0.15% Cu domain. Given initially two block models were built with a 10m and 15m bench height, 5m composites were the logical choice. Table 14-10 below shows no bias present in the compositing process. Composites for copper, gold and silver were built separately and were split only at the 0.15% Cu boundary. Mo composites were only split at the 0.005% Mo domain boundary. Au and Ag composites were not used for estimation (only testwork).

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Table 14-10	A summary statistic comparison of raw data to 5m composite data

14.4.1	Top cuts

Top cutting is the practice of capping grades above a given threshold to that threshold. The net effect of applying top-cuts is to reduce the influence of outlier grades, and restrict the quantity of metal present in the estimated. Decisions on top-cutting rely on subjective judgement, taking into account such considerations as the mineralisation style, population distribution, the purpose of the estimate and, if possible, reconciliation history.

At Ann Mason, neither Cu nor Mo are highly skewed thus no top-cutting was applied prior to estimation. However, QG considered it prudent to limit the impact of some very high grades by applying an outlier restriction.  This works by limiting the influence of the samples above a threshold to a certain distance. Table 14-11 below lists the threshold and distances for samples estimated in the first and second estimation passes. The decision to choose 40m was made through trial and error. At distances greater than 40m an unrealistic number of blocks were being estimated with high grades than are unlikely to eventuate in reality given the short scale spatial continuity often associated with grades at the tail of the distribution.

Table 14-11                                Outlier restriction parameters

Pass	Variable	Outliers	Distance restriction
I	Cu	2	40m
	Mo	0.1	40m
II	Cu	0.5	40m
	Mo	0.005	40m

14.5	Variography

Spatial analysis for Cu and Mo was undertaken using variograms in Isatis software. Variograms were constructed using the composite data, while variographic analysis for Au and Ag was performed using Gaussian transformed data, with models subsequently transformed back into raw grade values.

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The experimental variograms for Cu, Au and Ag were restricted to the 0.15% Cu domain, while Mo was restricted to the 0.005% Mo domain.

In general, variograms have been modelled with a weak anisotropy that reflects the orientation of the series of NW trending faults (see Section 14.2.4). This outcome gave some support for the inference that the mineralisation is influenced by these structures. An example of variograms modelling for Cu inside 0.15% Cu envelope is shown in Figure 14.18.

Figure 14.18	Experimental and modelled variogram Cu inside 0.15% Cu domain

A summary of the modelled parameters for all elements is included in Table 14-12. Note Au and Ag variograms were built as part of the testing process but QG decided not to estimate these variables.

Table 14-12	Summary variograms for all elements

14.6	Bulk Density

Entrée collected Bulk Density (BD) data using two methods, both based on Archimedes principles. One method has core coated in paraffin wax, the second is measured without wax. The following table gives summary statistics for data collected by each method.

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Table 14-13	Summary Statistic of BD for two methods

VARIABLE	Domain	Count	Minimum	Maximum	Mean	Std. Dev.	Variat.Coef.
SG WAX	Below Topo	1659	1.01	3.541	2.587	0.09	0.04
SG NO WAX	Below Topo	170	1.00	2.747	1.270	0.60	0.47

QG was advised Entrée that density measured with no wax should not be considered based on data reliability concerns.

QG attempted to estimate bulk density using ordinary kriging. Despite numerous attempts, a reasonable local estimate was not attained. QG recommend additional work in future to collect more data to enable a local estimate. Statistical analysis suggests that future work focus on lithology domains (see Table 14-14) and sulphide species domains (Table 14-15) as these both offer the possibility of better domaining options going forward.

Table 14-14	Summary statistic of All BD (with wax) data based on lithology domains

VARIABLE	Domain	Count	Minimum	Maximum	Mean	Std. Dev.	Variat.Coef.
SGWAX	GD	840	2.280	3.059	2.61	0.07	0.03
SGWAX	PQM	775	2.232	2.807	2.57	0.06	0.02
SGWAX	Above Singatse	44	1.005	3.541	2.35	0.31	0.13

Table 14-15	Summary statistic of all BD (with wax) data based on sulphide species domains

VARIABLE	Domain	Count	Minimum	Maximum	Mean	Std. Dev.	Variat.Coef.
SGWAX	PY zone	287	2.30	2.77	2.63	0.06	0.02
SGWAX	CPY zone	660	2.28	3.06	2.59	0.07	0.03
SGWAX	BN zone	395	2.23	2.81	2.57	0.06	0.02

Summary statistics for Bulk Density given within the Cu envelope (Table 14-16). It reveals that there is little difference between BD inside and outside of the Cu envelope.

Table 14-16	Summary statistic of all SG WAX based on 0.15% Cu domain

VARIABLE	Domain	Count	Minimum	Maximum	Mean	Std. Dev.	Variat.Coef.
SGWAX	Inside 0.15% Cu solid	1353	2.23	2.98	2.59	0.06	0.02
SGWAX	Outside 0.15% Cu solid	298	1.01	3.54	2.59	0.17	0.07
SGWAX	Dyke	9	2.60	2.65	2.63	0.02	0.01

Based on the data presented above and numerous attempts at local estimation, QG decided to assign BD density according to a single value (2.59) inside the Cu envelope and by lithology outside the envelope (see Table 14-17).

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Table 14-17	BD assignment for Ann Mason

ZONE	SG
Granodiorite outside Cu domain	2.61
Porphyritic Quartz Monzonite outside Cu domain	2.57
Above Singatse Fault	2.35
Ore Zone (Cu Domain)	2.59

14.7	Estimation

Interpolation of blocks was completed using Minesight software. All pertinent data including collar, survey, assay and geology drill hole data were imported into Minesight ™, and all wireframes and string were generated using the same software.

Block sizes and model limits were set by QG, and are shown in Figure 14.19. Some preliminary models were tested using a 40m x 40m x 10m block size. For the final model, possible mining configurations were taken into account and block size was thus set to 40m x 40m x 15m. QG considers blocks smaller in extent than 40 x 40m are not supported by the current data configuration.

Figure 14.19	Ann Mason Block model 40m x 40m x 15m

Grade estimation was carried out using Ordinary Kriging (OK). All estimation was performed in Minesight by utilising the multi-run functionality.

Cu was estimated within the 0.15% Cu domain, while Mo estimated within 0.005% Mo domain.   As noted above, even though various statistics were run on both Au and Ag, a decision was made not to estimate these, pending the results of the historical core re-sampling that Entrée is undertaking.

Estimation was performed with two estimation passes for all variables in all domains. The first pass is relatively moderate in search radius with a higher minimum number of samples needed. The second pass had the search ellipse expanded and with a lower minimum number of samples required for estimation.

Search neighbourhoods were optimised using an iterative testing process, generally referred to as Quantitative Kriging Neighbourhood Analysis or QKNA (Vann et al, 2003).

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QKNA requires that decisions be made regarding the anisotropy, dimension of the search ellipsoid, what type of sectorial search strategy to utilise (quadrants or octants) and whether to limit the number of samples used from one drill hole. These decisions must be made with the geometry and location of domains, grade distributions within domains and the limitations of the software in mind.

The following these initial decisions, a process of iterative testing is then used, whereby the maximum number of composites allowed to estimate a block was progressively increased, and the resulting domain average kriging statistics were graphed. The anisotropic axis should be set large enough that the estimation is limited by the maximum number of samples, rather than the search dimensions. If the maximum number of samples is set too low, the slope of regression (a measure of conditional bias) and kriging standard deviation show an appreciable improvement as the maximum number of samples is increased. The slope and kriging error generally decreases (incrementally) with increasingly larger searches. At some point, negative kriging weights were generated which, if allowed to become too large, cause estimation quality to deteriorate. The optimum search balances these two competing effects. An example result of QKNA is shown in Figure 14.20.

Figure 14.20	QKNA for Cu inside 0.15% Cu domain (in choosing number of samples)

The variogram analysis suggested a weak anisotropic and this was applied to the search ellipse in the orientation of structures/mineralisation (see Figure 14.21). For outside the Cu domain an isotropic search was utilised because this zone essentially had no obvious spatial continuity.

Figure 14.21	Illustration of search ellipsoid, Cu inside the Cu domain

In general, searches allowed a maximum of between 28 and 40 composites, with 7-10 samples/quadrant, and maximum of 10 composites from any one hole. The kriging parameters for Cu and Mo are in given Table 14-18 and Table 14-19.

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Table 14-18	Search parameters for Cu

		First pass			Second pass
		Domains			Domains
Cu		1	5	9	1	5	9
Search	Search1	300	300	300	500	500	600
	Search2	300	300	280	500	500	600
	Search3	250	250	250	500	500	600
	Rot1	140	140	0	140	140	0
	Rot2	-180	-180	0	-180	-180	0
	Rot3	65	65	0	65	65	0
	MinCmp	6	6	6	4	4	4
	MaxCmp	28	28	28	28	28	28
	Max/hole	10	10	10	10	10	10
	Max/Quad	7	7	7	7	7	7
	Outlier Cutoff	2	2	0.5	2	2	0.5
	Outlier Dist	40	40	40	40	40	40
Discretisation	7x7x3

Table 14-19	Search parameters for Mo

		First pass			Second pass
		Domains			Domains
Mo		1	5	9	1	5	9
Search	Search1	300	300	300	500	500	600
	Search2	300	300	280	500	500	600
	Search3	250	250	250	500	500	600
	Rot1	140	140	0	140	140	0
	Rot2	-180	-180	0	-180	-180	0
	Rot3	65	65	0	65	65	0
	MinCmp	6	6	6	4	4	4
	MaxCmp	28	28	28	28	28	28
	Max/hole	10	10	10	10	10	10
	Max/Quad	7	7	7	7	7	7
	Outlier Cutoff	2	2	0.5	2	2	0.5
	Outlier Dist	0.1	0.1	0.005	0.1	0.1	0.005
Discretisation	7x7x3

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14.7.1	Results

The final Minesight block model file is ams15.fnl. Table 14-20 provides a statistical summary for blocks inside and outside the copper and molybdenum domains respectively.

Table 14-20	Summary statistic of block model 40m x 40m x 15m

Variable	Domain	No of Blocks	Min	Max	Mean	Standard Dev.	CV
Cu (%)	Ore	41257	0.039	1.217	0.292	0.09	0.30
Mo (%)	Ore	21673	0.001	0.049	0.011	0.00	0.40
Cu (%)	Waste	211865	0.001	0.744	0.067	0.04	0.53
Mo (%)	Waste	206539	0.000	0.026	0.002	0.00	0.56

1.2.2	Checking

Once the model was completed, a series checks were made to ensure the model was robust and fit for purpose. The block model checking comprised of:

1.	Semi-local ‘slice’ graphs for all variables, comparing input grades and estimated grades in 120m slices for Easting and Northing, and 50m slices for Elevation;

2.	Visual checks – in section and plan, focusing on the comparison of drill hole grades with surrounding block estimates;

Slice graphs for Cu show a good relationship between the input data and output blocks (Figure 14.22 to Figure 14.24). In these plots, a nearest neighbour estimate is provided also as a proxy for the input data. The graphs suggest that the estimate performed properly and there were no obvious material errors in the estimation process. Visually, the degree of smoothing in the estimate appears to be appropriate (see Figure 14.25).

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Figure 14.22	N-S slice plot of Cu grade inside the 0.15% Cu domain

Figure 14.23	E-W slice plot of Cu grade inside 0.15% Cu domain

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Figure 14.24	RL slice plot of Cu grade inside 0.15% Cu domain

Figure 14.25	North 4317400 section view a comparison between block model to Drill hole composites for Cu inside the Cu domain

Acceptable results are also attained for Mo as shown in Figure 14.26 to Figure 14.28.

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Figure 14.26	N-S 120m Slice plot of Mo inside 0.005% Mo Domain

Figure 14.27	E-W 120m Slice plot of Mo inside 0.005% Mo Domain

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Figure 14.28	RL 50m Slice plot of Mo inside 0.005% Mo Domain

14.8	Classification

The resource was classified into inferred or indicated using a number of factors, taking into account confidence in the model, data spacing and various complimentary geostatistical parameters, as follows:

•	Indicated: Material inside the 0.15% Cu domain, with a spacing of approximately 100 x 75 or less and a slope of regression (a measure of conditional bias) above 0.7:
•	Inferred: Material inside the 0.15% Cu domains with a spacing of >100m but less than 175m (i.e. the rest of the Cu domain).
•	Not Classified: all material outside the 0.15% Cu domain.

To fulfill the above criteria, strings were made for indicated material on 50m sections. These were made using a combination of items in the block model: slope of regression and distance to the nearest sample. An example section showing the distance to the nearest sample in a block (Figure 14.29) and slope of regression (Figure 14.30) is presented below. Strings were converted to solids for coding the model.

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Figure 14.29	Cross section 304,400E with classification strings and distance to nearest sample

Figure 14.30	Cross section 304,400E with classification strings and slope of regression for Cu

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Consistency of mineralization is an important factor in being able to classify the large increase in the indicated resource.  All twenty-seven (27) holes completed by Entrée intercepted thick intervals grading 0.30% copper or higher. In addition, the confidence in the continuity of mineralization from hole to hole has increased as in-fill results have been received and step-out drilling has proceeded westward.

14.9	Tabulation of Resources

Resources were summed using 'block in - block out'. Block volumes were converted to tonnage using the model coding for Bulk Density. Resources are reported for Cu cut-off (not CuEq).

Table 14-21	Ann Mason Deposit Indicated and Inferred Resources, 6 March 2012

Cut-off	Indicated
	Tonnes (million)	Cu %	Mo%	lb Cu (billion)	lb Mo (billion)	CuEq* %
0.2	1,115	0.33	0.007	8.04	0.16	0.35
0.25	904	0.35	0.007	6.98	0.13	0.38
0.3	640	0.38	0.007	5.38	0.10	0.41
0.35	391	0.42	0.007	3.60	0.06	0.45
0.4	201	0.46	0.008	2.04	0.03	0.49

Cut-off	Inferred
	Tonnes (million)	Cu %	Mo%	lb Cu (billion)	lb Mo (billion)	CuEq* %
0.2	1,131	0.29	0.004	7.31	0.11	0.31
0.25	780	0.32	0.004	5.56	0.07	0.34
0.3	444	0.36	0.004	3.54	0.04	0.38
0.35	215	0.40	0.004	1.90	0.02	0.42
0.4	82	0.45	0.005	0.82	0.01	0.47

*Copper equivalent (“CuEq”) is calculated using assumed metal prices of: copper US$2.50/lb and molybdenum US$15.00/lb, and assumed metallurgical recoveries relative to copper of molybdenum 70%.

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15.0	ADJACENT PROPERTIES

15.1	Quaterra Resources - Yerington and MacArthur Projects

The following is summarized from two Technical Reports, (Tetra Tech, 2009) and (Tetra Tech, 2012) posted on the www.sedar.com website and completed on behalf of Quaterra Resources Inc. (Quaterra). Many of the original lengths are originally reported in feet, but converted to metres for consistency within this report. The information presented below has not been verified by the authors of this Technical Report.  The information is not necessarily indicative of the mineralization on the Ann Mason Project.

Quaterra holds the Yerington and MacArthur projects, which are contiguous to each other in a north-south direction, and are adjacent to the east of Entrée’s Ann Mason Project.  The Yerington Project is held by 100%-owned subsidiary of Quaterra, Singatse Peak Services, LLC (SPS), while the MacArthur Project is held by another 100%-owned subsidiary, Quaterra Alaska, Incorporated.  Together, these two projects cover roughly 3,500 ha and host three principal mineralized deposits: Yerington, MacArthur and Bear (Figure 4.2)

Quaterra has been exploring MacArthur since acquiring the project in 2007 and have completed over 24,000 m of drilling in 173 drill holes (49 core and 124 RC).  The drilling has outlined a 15-46 m thick, tabular zone of secondary copper (oxides and chalcocite) covering an area of approximately 1.5 square miles. This western edge of the defined mineralization occurs approximately 1.5 km east of the Ann Mason Project boundary. According to Quaterra, the mineralized zone has been only partially delineated and remains open for extension to the north, west and south.

The most common copper mineral is chrysocolla with minor malachite, azurite and neotocite. The flat-lying zones of oxide copper mirror topography, exhibit strong fracture control and range in thickness from 15 to 30 m. Secondary chalcocite mineralization forms a blanket up to 15 m thick that is mixed with, and underlies the oxide copper. Primary chalcopyrite mineralization has been intersected in several locations mixed with and below the chalcocite. The extent of the primary copper is unknown as most of the drill holes bottomed at 122 m or less.

The current resource estimate is dated December 2010 as shown in Table 15-1.  The results are reported as in the Technical Report, in short tons.  Quaterra is currently studying the project with hopes of developing a low-cost, open pit, heap leach project.  Quaterra states that they will update the mineral resources based on the 2011 drilling and complete a PEA.

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Table 15-1	MacArthur Project Mineral Resources (Rozelle, December 2010)

	Cutoff Grade (%TCu)	Tons (x1000)	Average Grade (%TCu)	Contained Copper (lbs x 1000)
	Measured and Indicated
Oxide and Chalcocite	0.12	143,721	0.192	551,601
Primary Material	0.15	1,448	0.218	6,325
	Inferred
Oxide and Chalcocite	0.12	215,043	0.197	846,839
Primary Material	0.15	74,090	0.256	379,489

The Yerington project comprises the Anaconda historic Yerington pit, which is approximately three km east of the Ann Mason Project boundary.   Quaterra acquired the Yerington project from Arimetco in April 2011 and during that same year drilled 42 holes (6,671m), including 14 core holes and 28 RC holes.  All of the core holes, plus 4 of the RC holes are twins of historical drilling, while the remaining 24 RC holes are exploration holes.  The drilling program has tested or twinned both extensions and zones of previously identified oxide copper, chalcocite enrichment, and primary sulfide mineralization. Quaterra successfully verified assay data for 558 historic holes for inclusion in the current database through records research, data capture, and the re-assay of selected remaining core from 45 Anaconda drill holes. Results of the 2011 program allowed the company to establish a drillhole database suitable for converting and expanding the historic estimates into NI 43-101 compliant resources.

The Yerington project also includes a portion of the Bear Deposit, which represent another of the four (five including MacArthur) known copper deposits located in the Yerington  district. The porphyry systems are hosted in middle Jurassic intrusive rocks of the Yerington Batholith.   Mineralized porphyry dikes in the Yerington deposit are associated with three phases of intrusive activity related to the Yerington Batholith and form an elongate body of mineralization that extends over 2,000 m along a strike of N62ºW. The mineralization has an average width of 600 m and has been defined by drilling to an average depth of 76 m below the Yerington Mine pit bottom at the 3,800-foot elevation. Because of the economic constraints of low copper prices at the time, many of the 558 historic Anaconda drill holes used in the Quaterra study were stopped in mineralization and very few were drilled below the 3,400-foot level where the porphyry system remains nearly unexplored.

Tetra Tech, Inc. of Golden, Colorado, has completed an NI 43-101 compliant independent resource estimate for mineralization in and around the historic Yerington Mine. Using a cut-off of 0.2% TCu, the Yerington Mine's measured and indicated primary copper resource totals 71.8 million tons averaging 0.30% TCu (430 million pounds of copper) and an inferred primary copper resource of 63.9 million tons averaging 0.25% TCu (323 million pounds of copper). Acid-soluble oxide/chalcocite mineralization includes a measured and indicated resource of 9.4 million tons averaging 0.30% TCu (57 million pounds of copper) and an inferred resource of 8.6 million tons averaging 0.28% TCu (47 million pounds of copper).

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The Bear Deposit does not outcrop and occurs about 2.5 km to the north of the Yerington pit.  Bear was discovered in 1961 by Anaconda during condemnation drilling in the sulfide tailings disposal area. The program identified chalcopyrite mineralization hosted in a porphyry system below 150 to 300 m of valley fill and unmineralized bedrock. Historic (not NI 43-101-compliant) resources estimated for the Bear Deposit are more than 500 million tons of material averaging 0.4% copper (Dilles, 1995). The deposit is known to extend beyond the boundaries of Quaterra’s properties and the percentage of the resource estimate controlled by Quaterra is unknown.

Quaterra has announced plans to commence exploration drilling on the Bear Deposit in 2012.

15.2	Minnesota Mine

The Minnesota iron mine is immediately (less than 100 metres) to the north of the Ann Mason Project area, in the extreme northwest corner.  The following information is taken from Moore (1971).  The information presented below has not been verified by the authors of this Technical Report.  The information is not necessarily indicative of the mineralization on the Ann Mason Project.

The mine was originally developed as a copper deposit, however only a small amount of copper was produced during World War I.  It wasn't until World War II that iron was mined and during 1943 to 1945 about 1,500 tons were mined and used as high-density aggregate in cement for ship ballast. From 1952 to 1966 Standard Slag Company produced about 4 million tons of iron ore for the steel industry. Initially, high-grade direct ship ore was produced for the steel industry in Japan. A magnetic concentrating plant was built in 1957, after which concentrate was shipped.

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16.0	OTHER RELEVANT DATA AND INFORMATION

There is no other information or explanation necessary to make the Technical Report understandable and not misleading.

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17.0	INTERPRETATION AND CONCLUSIONS

17.1	Ann Mason

17.1.1	General

Since 2009, through a company merger with PacMag, option agreements, purchases and ground staking, Entrée has consolidated a group of mineral claims west of the town of Yerington, Nevada covering roughly 7,570 ha.  Together these claims now form the Ann Mason Project and cover a significant area on the west side of the Yerington Mining District.  Included within the Project area are: the Ann Mason deposit, a copper-molybdenum porphyry hosted by granodiorite and quartz monzonite; the Blue Hill copper target, located two kilometres northwest of the Ann Mason deposit; and several other copper targets located within 12 kilometres of the deposit.

Since acquiring the Project, Entrée’s exploration work has focused on increasing the mineral resources of the Ann Mason deposit, defining potential mineral resources at Blue Hill and identifying and drill testing new copper targets on other areas of the Project.

17.1.2	Geology, Alteration, Mineralization

The Ann Mason deposit has the characteristics of a typical, large copper-molybdenum porphyry system.  Projected to the surface, the 0.15% copper envelope covers an area approximately 2.3 kilometres northwest and up to 1.3 kilometres northeast.  At depth, this envelope extends more than a kilometre below surface.  The mineralization still remains open in most directions

The deposit is hosted by several phases of the Yerington batholith, including, granodiorite (Jgd), porphyritic quartz monzonite (Jpqm), quartz monzonite (Jqm) and younger quartz monzonite porphyry dykes (Qmp-a, Qmp-b and Qmp-c).  Copper mineralization occurs within two primary mineral assemblages: a broad zone of main-stage potassic alteration containing chalcopyrite and bornite; and an overprinted assemblage of chalcopyrite-epidote or chalcopyrite-epidote-quartz.

Within the 0.15% copper envelope the highest grades occur within a 200 to 800 m thick, west-plunging zone that surrounds the intrusive contact between granodiorite and porphyritic quartz monzonite.  Within this zone the highest copper grades are dependent on vein density, sulphide species, frequency and relative age of quartz monzonite porphyry dykes and the mafic content of the granodiorite. Mineralization is also closely associated with Qmp-a and Qmp-b quartz monzonite porphyry dykes.

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Sulphide domains within the deposit include:

•	an outer pyrite-dominated shell (<0.10% Cu),

•	varying ratios of pyrite > chalcopyrite (0.10 to 0.2% Cu),

•	chalcopyrite ≥ pyrite (0.2 to 0.5% Cu),

•	chalcopyrite (0.2 to 0.5% Cu),

•	chalcopyrite-bornite (0.3 to 0.6% Cu).

Of these domains, the chalcopyrite and chalcopyrite-bornite are the most dominant in terms of overall deposit tonnage; however the chalcopyrite ≥ pyrite domain provides significant tonnage in the northwest portion of the deposit, where recent interpretations show this domain to be more than 600 m thick, grading above 0.30% Cu.

Molybdenum occurs in several of the copper domains, primarily as molybdenite in quartz veins and on fracture or shear surfaces as molybdenum paint. Quartz-chalcopyrite-molybdenite and quartz-molybdenite veins are both present. In quartz veins, molybdenum occurs as disseminations, center-line segregations and borders or selvages.

Alteration types include a broad, main-stage zone of potassic alteration (secondary biotite, K-feldspar), an outer propylitic zone (chlorite and epidote occurring with pyrite) and restricted late-stage overprints of chlorite, sodic (albite or albite + chlorite), sericite, zeolite and gypsum.

Late-stage sodic and sericite alteration occur along late, high-angle faults and as local, pervasive alteration of rocks.  In areas of strong (>15%) albite or sericite alteration, the copper grades can locally be greatly reduced, resulting in copper grades < 0.2% and in places, < 0.05%.  Molybdenum mineralization is not significantly affected by the late sodic alteration, beyond partial remobilization from veins into nearby fractures and shears.

Within the Yerington district, Mesozoic host rocks and copper-molybdenum porphyry deposits have been rotated 60-90º westward by Miocene age normal faulting and extension. As a result, mineralized intercepts in vertical drill holes through Ann Mason represent approximately horizontal intervals across the original pre-tilt geometry of the deposit.

Two prominent structures form structural boundaries to the Ann Mason resource:

•
The relatively flat Singatse Fault truncates the upper surface of the 0.15% copper envelope over most of the northern part of the deposit and juxtaposes sterile, Tertiary volcanic rocks on top of the mineralized intrusives.

•
A high-angle, northwest-trending, southwest dipping fault located along the southwest margin of the resource juxtaposes chlorite-altered rocks with pyrite mineralization in the hanging wall against potassically altered rocks with copper-molybdenum mineralization in the footwall. Copper-molybdenum mineralization in the footwall remains open at depth along the entire strike length of the fault.

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Other late, high-angle faults, either with or without sodic or sericite alteration, cross the deposit in various orientations.

17.2	Blue Hill Target

The Blue Hill Target is about two kilometres northwest of Ann Mason and occurs in a very similar geologic environment.  Two main styles of porphyry mineralization have been identified here:

•	Near surface, oxide/mixed-copper mineralization.

•	Underlying copper-molybdenum sulphide mineralization.

Mineralization at both is hosted primarily by granodiorite and quartz monzonite, with lesser amounts of porphyritic quartz monzonite and quartz monzonite porphyry.  The low-angle, southeast dipping Blue Hill Fault strikes northeast through the middle of the target, cutting off a portion of the near-surface oxide mineralization.  However, sulphides continue below the fault to the southeast.

The oxide zone is exposed on surface and has been traced by drilling as a relatively flat-lying zone covering an area of about 800 by 500 m, and continuing for several hundred metres further to the west as a thinner zone.   Significant copper oxides, encountered in both RC and core drill holes extends from surface to an average depth of 124 metres.  Oxide copper mineralization consists of malachite, rare azurite, black copper-manganese oxides, copper sulphates and copper-bearing limonites.  Mineralization occurs primarily on fracture surfaces and in oxidized veins or veinlets.  A zone of mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of 185 metres.  The copper oxide zone remains open to the northwest and southeast.

Oxide copper mineralization at Blue Hill is interpreted to be the result of in-place oxidation of copper sulphides with only minor transport of copper into vugs, fractures and faults or shear zones. No significant zones of secondary enrichment have been observed.

The copper-mineralized sulphide zone underlies the southern half of the oxide mineralization and continues to depth to the southeast below the Blue Hill fault.  Mineralization consists of varying quantities of chalcopyrite, pyrite, magnetite and molybdenite.  Local, higher grade sulphide mineralization commonly occurs within zones of sheeted veins containing chalcopyrite, magnetite and secondary biotite. Significant amounts of disseminated molybdenum mineralization have been observed locally, often in contact with dykes. To the northwest, below the oxides only a few holes have tested the sulphide potential, however in this direction the sulphides appear to be increasingly pyritic with only minor amounts of copper.

Alteration assemblages are similar to Ann Mason except that original zoning is difficult to discern in areas of pervasive oxidation.  Within zones of sulphide mineralization, propylitic alteration is more widespread and potassic alteration is more restricted to quartz monzonite porphyry dykes and immediately adjacent rocks of the Yerington batholith.  Late stage sodic alteration locally reduces copper grades, similar to what has been observed at Ann Mason.

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The sulphide mineralization remains a very early-stage target, with only a few widely-spaced core holes testing it.  It remains open to the southeast, towards Ann Mason.

17.3	Current Exploration Program

Entrée has been actively exploring the Ann Mason Project continuously since mid - 2010, focused primarily on drilling at the Ann Mason deposit and Blue Hill target.

At Ann Mason, drilling has concentrated on expanding and upgrading the mineral resources within the 0.15% copper envelope, and defining zones of higher grade mineralization. At Blue Hill, drilling was primarily reverse circulation (RC), designed to test the extent of shallow oxide copper mineralization, but also to establish the potential for deeper, sulphide mineralization.

In August 2010, a dipole-dipole Induced Polarization (IP) and resistivity survey was conducted on the Ann Mason deposit and Blue Hill target. The survey was contracted to Zonge Engineering and Research Organization (Zonge).  A total of 52.2 line-kilometres were surveyed over ten north-south lines. The chargeability results show a strong 1.5 km wide anomaly extending northwestward from Ann Mason to beyond Blue Hill.  The current 0.15% copper envelope occurs at the southeastern limit of the chargeability anomaly and then continues northwest along the central portion of the anomaly.  A large portion of the anomaly remains untested by drilling.

The diamond drill program currently ongoing at Ann Mason is designed to increase both the size and confidence of the resource model.  To date, 27 holes (EG-AM-10-001 to 027) totalling  approximately 30,000 meters have been completed and all have been incorporated into the current mineral resource estimate.  All sampling from Entrée’s drilling includes copper, molybdenum, gold and silver analyses.

Fourteen RC exploration holes were drilled on the Blue Hill copper oxide target in 2010 and an additional ten RC holes, plus four core holes in 2011.  The Blue Hill drill program successfully outlined copper oxide mineralization over an area of 800 by 500 metres, and has partially defined a sulphide mineralized porphyry target that partially underlies the oxides and remains open to the southeast.

All Entrée drilling has been accompanied by a thorough QAQC program, which currently includes the regular insertion of coarse blanks, core twins, coarse duplicates, pulp duplicates and standards with each batch.  A review of the regular QC data indicates that the copper and molybdenum assays are of acceptable precision and accuracy to be used in the mineral resource estimate.  At the completion of the assaying, a percentage of the pulps are sent to an independent secondary laboratory for check assays.  This program was still on-going at the time of this report, however initial batches indicate no significant bias between the primary and secondary labs for both copper and molybdenum grades.

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A portion of the historical core by Anaconda has been re-assayed by PacMag and no significant bias was noted for either Cu or Mo between the two sampling campaigns. Entrée has initiated a program of re-sampling and assaying an additional 13,700 metres of Anaconda core (approximately 5,200 samples) from 41 historical drill holes.  This includes additional core from 19 of the 23 drill holes re-sampled by PacMag and core from 22 holes selected by Entrée to provide more uniform coverage within the deposit.  The purpose of the re-assay work is to increase the database of Mo, Au and Ag assays and to allow these to be brought into future estimates.

17.4	Mineral Resource Estimate

The updated Ann Mason mineral resources were estimated by Scott Jackson, F.AusIMM, Principal, Director with Quantitative Group (QG) based out of Australia.  Approximately 30,000 metres of new drilling in 27 holes were analyzed and evaluated in conjunction with 50,200 metres (119 holes) of historic drilling to prepare this resource estimate. This estimate also includes re-assay results from portions of 23 holes sampled by PacMag Metals in 2006 and portions of two holes sampled by Entrée in 2011. Deposit geology, structure, alteration and sulphide zoning have been reinterpreted and modelled based on the integration of historic data with current drilling results.

The updated resource estimate converts a large percentage of the previous inferred mineral resources to an indicated category and expands the overall size of the deposit to the north, west, southwest and to depth.

The basic parameters of the estimate are as follows:

•	Copper was interpolated using a single estimation domain created using an approximate 0.15% copper threshold. A similar but smaller domain was built for molybdenum using a 0.005% threshold.

•	Assays were composited to 5m in line.

•	Cu and Mo variograms show that there is not a high degree of anisotropy; there is a moderate nugget effect and ranges up to 300m were modelled.

•
Estimation parameters were chosen based on Quantitative Kriging Neighbourhood Analysis (QKNA). For copper, searches were oriented similar to the faults striking NE. Inside the copper domain, composites above 2% were given a restricted range of influence (40m). For Mo a similar strategy was applied at 0.01% Mo.

•	Estimation of 40 x 40 x 15m blocks was by Ordinary Kriging.

•	A single bulk density value was used inside the Cu domain (2.59) and two average density values outside that domain (2.61 in quartz monzonite and 2.57 in granodiorite).

•
The resource was classified into inferred or indicated using a number of factors, taking into account confidence in the model, data spacing and various complimentary geostatistical parameters, as follows:

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-	Indicated: Material inside the 0.15% Cu domain, with a spacing of approximately 100 x 75 or less and a slope of regression (a measure of conditional bias) above 0.7:

-	Inferred: Material inside the 0.15% Cu domains with a spacing of >100m but less than 175m (i.e. the rest of the Cu domain).

-	Not Classified: all material outside the 0.15% Cu domain.

•
The Ann Mason mineral resource has not been constrained by an economic pit shell, but QG’s review of the geometry and depth of the deposit, as well as the grade distribution and cut-off grades and comparison of these to similar-style deposits world-wide demonstrates that the inferred and indicated material has reasonable prospects for eventual economic extraction.

Table 17-1 summarises the Ann Mason mineral resources.

Table 17-1	Ann Mason Deposit Mineral Resources (S. Jackson, March 6, 2012)

Cut-off Cu (%)	Indicated Resources
	Tonnes (million)	Cu (%)	Mo (%)	lb Cu (billion)	lb Mo (billion)	CuEq* (%)
0.2	1,115	0.33	0.007	8.04	0.16	0.35
0.25	904	0.35	0.007	6.98	0.13	0.38
0.3	640	0.38	0.007	5.38	0.10	0.41
0.35	391	0.42	0.007	3.60	0.06	0.45
0.4	201	0.46	0.008	2.04	0.03	0.49

Cut-off Cu (%)	Inferred Resources
	Tonnes (million)	Cu (%)	Mo (%)	lb Cu (billion)	lb Mo (billion)	CuEq* (%)
0.2	1,131	0.29	0.004	7.31	0.11	0.31
0.25	780	0.32	0.004	5.56	0.07	0.34
0.3	444	0.36	0.004	3.54	0.04	0.38
0.35	215	0.40	0.004	1.90	0.02	0.42
0.4	82	0.45	0.005	0.82	0.01	0.47

*Copper equivalent is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum and US$15.00/lb and assumed metallurgical recoveries relative to copper of: molybdenum 70%.

17.5	Ann Mason Metallurgy

Metallurgical testwork was conducted in 2011 at Metcon Research on two separate composites from the Ann Mason deposit. The following conclusions can be drawn from the testwork completed to date:
•	The ore is amenable to conventional concentration using froth flotation at a moderate grind size P80 of 100 µm;

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•	A final copper concentrate of saleable grade and a copper recovery in excess of 93% is achievable;
•	No potential penalty elements have been detected in the final concentrates; and,
•	The production of a separate molybdenum concentrate may be achievable by conventional Cu/Mo separation, but more work is needed to prove this result.

Entrée has initiated column leaching tests at Metcon on samples from the oxide and mixed zones of the Blue Hill deposit to determine copper extraction kinetics and acid consumption data.  Results are pending but will be reported once complete.

17.6	Other Targets

17.6.1	Roulette

The Roulette target is a deep porphyry target, based on a magnetic high geophysical anomaly, detailed regional structural interpretations, and anomalies resulting from a soil geochemical and pH survey.  Based on these coincident anomalies, a six-hole reverse circulation and diamond drilling program was carried out in the second half of 2010.

Only one of these holes successfully reached the target depth and intersected a narrow interval (20.7 metres) averaging 0.14% Cu starting at a depth of 497.3 metres.  Mineralization occurs as chalcopyrite-pyrite in strongly altered granodiorite cut by quartz-K-feldspar and quartz-chlorite veins.  This new copper occurrence is located near the southwest margin of the Yerington batholith.  Disseminated magnetite, associated with K-feldspar alteration is interpreted to be the cause of the strong magnetic anomaly.  Mineralization is truncated by the Blue Hill Fault, where there is a possibility of finding additional mineralization in the hanging wall of the fault.

Additional drilling is warranted over this target to see if a high-grade core to the porphyry  or high-grade skarn mineralization northwest of the Yerington batholiths can be located.

17.6.2	Blackjack Northeast

The Blackjack Northeast Target is a porphyry target, based on airborne “AirMt” geophysical anomaly (completed by Honey Badger in 2009), and coincident  IP chargeability anomaly delineated by the Company in 2010.    A two-hole diamond drilling program was carried out in 2010 to target these geophysical anomalies.  Narrow intervals of copper mineralization were intersected in hole EG-B-10-001, occurring as coarse chalcopyrite in sheared, silicified breccias.  In addition, this hole also confirmed the presence of sulphide (predominantly pyrite) mineralization in granodiorite, intruded by quartz monzonite porphyry dykes at the eastern limit of the IP anomaly.   EG-B-10-001 intersected 4.0 metres averaging 0.441% Cu from a depth of 444.0 metres. The second hole (EG-B-10-002) was pre-collared to a depth of 262.44m but later subsequently abandoned after determining the hole would be too deep to test the Blackjack Northeast IP target underneath EG-B-10-001.

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Additional review of the results, including the geophysics is warranted, and at that time a decision made of any future drilling.

17.6.3	Blackjack

The Blackjack Target is based on a large 5.4-km-long, east-west trending IP chargeability anomaly located in the northern portion of the Ann Mason project area. The main body of the anomaly, observed on Lines 2 through 9, is interpreted as a possible separate porphyry system or the westward extension of the MacArthur/Gallagher zones being explored by Quaterra Resources Inc east of Entrée’s project area.  Georeferenced plots of inverted IP sections in conjunction with geologic cross-sections indicate the main body of the IP target occurs in volcanic and sedimentary wall rocks to the west of the Yerington batholith and beneath Quaternary alluvium and Tertiary volcanic rocks.

Surface mapping and sampling are recommended for the purpose of developing specific drill targets.

17.6.4	Minnesota

The Minnesota Mine exploration target is located approximately 500 m southwest of the historic Minnesota Iron Mine.  The Minnesota iron mine was originally developed as a copper deposit. Only a small amount of copper was produced during World War I, but it wasn't until World War II that iron was mined.

PacMag Metals Ltd.  drilled conducted a geophysical surveys and drilled three holes on IP and magnetic anomalies  targeting the southwest continuation of skarn mineralization encountered at the historical Minnesota Mine, located immediately adjacent to the northern boundary of the Project .  The PacMag drilling had limited success, intersecting zones of strong pyrite mineralization.  Subsequent to drilling, PacMag concluded the drilling did not test the main body of a strong magnetic response interpreted to be deeper than originally modelled.   Entrée believes there is potential to discover high-grade, copper-iron skarn mineralization, similar to that at Nevada Copper’s Pumpkin Hollow deposit located approximately 30 km to the southeast.    A review of the existing geophysical data and historical core is required to establish future drill targets.

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18.0	RECOMMENDATIONS

18.1	Summary

A results driven, two-phase exploration program is recommended with a total budget of approximately $11.14 M.  Phase 1 totals approximately $3.12 M and will take about seven months to complete.  Phase 2 totals approximately $8.02 M and will take about nine months to complete.  The details of the two budgets are provided in Sections 18.2 (Phase 1) and 18.3 (Phase 2).

18.2	Phase 1

Phase 1 includes the following work:

•
Additional drilling at Ann Mason to test selected areas of the deposit  down to approximately 1,000 m depth. Entree estimates that this would require in the order of 3 to 4 core holes, with average depths of approximately 800-1000 m.  As needed, RC pre-collars should be completed for the core holes.

•
Entrée should continue to advance its current understanding on the mineralization controls on Ann Mason and improving the geological model.  This involves the lithological, alteration and mineralization domains, as well as structure.

•	A number of historic drill holes outside of the Ann Mason deposit area do not have collar coordinates or have unreliable data. These require field checking and a review of documentation.

•	Additional SG measurements are recommended for new drilling and from historic core in order to provide larger database for resource modelling.

•	The Ann Mason resource model should be updated after results from historical core re-assays are returned and from the on-going drilling.

•	An initial mineral resource estimate should be completed for the Blue Hill Target, and if warranted, the results incorporated into the PEA.

•	When complete, the updated mineral resource models should be incorporated into the PEA.

Estimated costs of the Phase I program at Ann Mason and Blue Hill are detailed in Table 18-1.  It is expected that the work program, including the drilling (using one drill rig) and the PEA will require about seven months to complete.

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Table 18-1	Phase 1 - Recommended Work Program

Item	US$
Core & RC Drilling: (including mob/demob)	975,000
Analytical (including historical core re-assaying, shipping and QA/QC samples)	325,000
Camp and vehicles	100,000
Personnel	450,000
Consultants (includes PEA, additional metallurgical work, updated resources at Blue Hill and Ann Mason)	700,000
Licenses and Permits	200,000
Equipment, supplies and related expenses	30,000
Travel & accommodation	60,000
Subtotal Phase I	2,840,000
Contingency (~10%)	284,000
Total (Approximately)	3,120,000

Note: Total rounded to the nearest US$10,000; some of the individual totals rounded to the nearest US$1,000.

18.3	Phase 2

Based on positive results from the Phase 1 program described above, a Phase 2 program is recommended.  This work includes mainly drilling, as well as some additional ancillary studies, as described below:

•	Additional drilling at Ann Mason to establish the full extents of the mineralized system down to approximately 1,000 m depth

•
Additional drilling at Ann Mason to follow-up on deeper (1,000 to 1,500 m deep) higher grade mineralization, identified during the current drilling program, to the northwest and west of the current 0.15% Cu grade envelope.

•	Additional drilling at Blue Hill to further outline the extents of the near-surface oxide and mixed copper mineralization and deeper sulphide mineralization

•	Drilling to identify potential near-surface mineralization between Ann Mason and Blue Hill

•	The various geophysical surveys should be consolidated into one study that identifies and prioritizes exploration targets.

•	Baseline environmental work, as well as hydrologic studies should continue for the Project Area.

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Entrée estimates that this would require in the order of 18 to 20 core holes, with average depths of approximately 800-1000 m and 15 to 20 shallow RC holes with average depths of 200-250m.  As needed, RC pre-collars should be completed for the core holes.

Estimated costs of the Phase 2 program at Ann Mason and Blue Hill are detailed in Table 18-2.  It is expected that the work program, will require about nine months to complete, using two drill rigs.

Table 18-2	Phase 2 - Recommended Work Program

Item	US$
Core & RC Drilling: (including mob/demob)	5,000,000
Analytical (including shipping and QA/QC samples)	400,000
Camp and vehicles	180,000
Personnel	900,000
Consultants (includes PEA, additional metallurgical work, updated resources at Blue Hill and Ann Mason)	450,000
Geophysics	60,000
Licenses and Permits	100,000
Equipment, supplies and related expenses	70,000
Travel & accommodation	130,000
Subtotal Phase I	7,290,000
Contingency (~10%)	729,000
Total (Approximately)	8,020,000

Note: Total rounded to the nearest US$10,000; some of the individual totals rounded to the nearest US$1,000.

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19.0	REFERENCES

Arimetco, 1991.  Report on the Ann Mason Property, Lyon County, Nevada. March 1991. 61 pages.

BLM, 2009. Environmental Assessment, NV-C020-2010-0002-EA. MIM (USA), INC., Ann Mason Exploration Project, Lyon County, Nevada.  Bureau of Land Management, Carson City District Office.  December 2009. 51 pages.

Bronco Creek Exploration. 2009. Yerington, Nevada, Project Update October 9, 2009. 32 pages.

Carten, R.B.,1986. Sodium-calcium metasomatism: chemical, temporal, and spatial relationships at the Yerington, Nevada, porphyry copper deposit; Economic Geology v.81, pp.1495-1519.

Clifford, M. 2006, Ann Mason Copper-Molybdenum-Gold Project- Resource Input Report. PacMag Metals Ltd. (unpublished). 79 pages.  November 2006.

Clifford, M., 2008.  Ann Mason Copper-Molybdenum-Gold Project, Nevada – USA.  Resource Update Input Report.  PacMag Metals Ltd.  91 pages. November 2008.

Dilles, J.H., 1987. Petrology of the Yerington Batholith, Nevada: evidence for evolution of porphyry copper ore fluids; Economic Geology, V. 82, pp. 1750-1789.

Dilles, J.H., and Proffett, J.M., 1995.  Metallogenesis of the Yerington batholith, Nevada, in Porphyry Copper Deposits of the American Cordillera, Pierce, F.W. and Bolm, J.G., editors,  Arizona Geological Society Digest 20, p. 306-315.

Fugro Airborne Surveys, 2008. Logistics and Processing Report, Airborne Magnetic and GEOTEM Survey, Yerington West and Eagle Flat, Nevada, June 2008, 85 pages.

Geotech Ltd., 2009. Report on a Helicopter-Borne Tri-Axis Electromagnetic (AirMt) and Aeromagnetic Geophysical Survey, Copper and Honey Blocks, Lyon County, Nevada, May 2009. 35 pages.

Golder, 2006.  Report on Ann Mason Resource Estimation. Report submitted to PacMag Metals Limited.  November 2006.  27 pages.

Gustavson, D.L., 1970.  Blue Hill Project, Yerington Mining District, Lyon County, Nevada.  The Anaconda Company, Geological Department.  March 11, 1970.  6 pages.

Heberlein, D., 2009.  Roulette Project, Nevada, Final Report on Field Work carried out November 8th to 12th, 2009. 18 pages.

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Honey Badger Exploration Inc.  2009. Yerington West Project, Proposed Exploration Program.  August 20, 2009. 11 pages. Unpublished document.

Hudson D.H. and Oriel, W.M., 1979. Geologic map of the Buckskin Range, Nevada; Nevada Bureau of Mines and Geology, Map 64, scale 1:18,000.

Langerfeldt, H.C., 1956.  Summary of reconnaissance mapping and report on the Blue Hill area, Northwest Yerington District, Lyon County, Nevada. The Anaconda Company, Geological Department.  October 1956.  21 pages.

Lindner, J., 2007.  Logistics Report for PacMag Metals Ltd. 3D Induced Polarization Survey on the Minnesota Grid. 8 pages.

Magee, C., 2007. Ground Magnetic Survey over the Minnesota Prospect, Douglas County, Nevada. July 2007. 6 pages.

Moore, Lyman, 1971, Economic Evaluation of California-Nevada Iron Resources and Iron Ore Markets: U.S. Bureau of Mines Information Circular 8511, 207 p.

Morrison, R.S., 2010.  Ann Mason Project Resource Estimate.  Report to Entrée Gold Inc.  Wardrop Document No. 1055270200-REP-R0001-05. January 2010.  102 pages. (technical report filed under NI 43-101, SEDAR)

Morrison, R.S. and Cann, R.M., 2011.  NI 43-101 Compliant Technical Report on the Ann Mason Property, Nevada, USA.  Report to Entrée Gold Inc. March 11, 2011.  161 pages. (technical report filed under NI 43-101, SEDAR)

MPC, 2007.  PacMag Metals Ltd.  Ann Mason Copper Project, Scoping Study.  Project 6004.  76 pages. February 2007

Panteleyev, A., 1995.  Porphyry Cu±Mo±Au. in Selected British Columbia Mineral Deposit Profiles, Volume 1 – Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, pages 87-92.

Proffett, J.M. and Dilles, J.H., 1984.  Geologic Map of the Yerington District, Nevada.  Nevada Bureau of Mines and Geology. Map 77.

Proffett, J.M. and Proffett, B.H., 1976.  Stratigraphy of the Tertiary ash-flow tuffs in the Yerington District, Nevada: Nevada Bureau of Mines and Geology Report 27. 28 pages.

Pyle, P. 2003.  Summary Report, Ann Mason Project, Yerington Mining District, Lyon County, Nevada.  MIM (USA) Inc.  January 2003.  48 pages.

Sillitoe, R.H., 2005.  Supergene oxidized and enriched porphyry copper and related deposits.  Economic Geology 100th Anniversary Volume, pp 723-768.

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Souviron, A., 1976.  Progress Report on the Ann-Mason Project.  Tucson, Arizona. February 1976.  20 pages. (Anaconda Document Collection – American Heritage Center, University of Wyoming)

Speed, R.C.,1978. Paleogeographic and plate tectonic evolution of the early Mesozoic marine province of the western Great Basin, in Howell, D. G. and McDougall, K. A., eds., Mesozoic Paleogeography of the Western United States; Society of Economic Paleontologists and Mineralogists, Pacific Section, Pacific Coast Paleogeography Symposium, v.2, pp.250-270.

Speed, R.C., 1979. Collided Paleozoic microplate in the western United States; Journal of Geology, v.87, pp.279-292.

Stewart, J.H., 1972. Initial deposits in the Cordilleran Geosyncline: evidence of a Late Precambrian (<850 m.y.) continental separation; Geological Society of America Bulletin, v. 83 no. 5, pp. 1345-1360.

Stewart, J.H., 1980.  Geology of Nevada: A discussion to accompany the Geologic Map of Nevada; Nevada Bureau of Mines and Geology Special Publication 4, 136p

Tetra Tech, 2009. MacArthur Copper Project, NI 43-101 Technical Report, Lyon County, Nevada, USA.  Report prepared for Quaterra Alaska, Incorporated.

Tetra Tech, 2012.  NI 43-101 Technical Report, Mineral Resource, Yerington Copper Project, Lyon County, Nevada.  Report prepared for Singatse Peak Services, LLC.

Tingley, J.V. 1990. Mineral Resource Inventory, Nevada Bureau of Mines and Geology Open File Report 90-1, Bureau of Land Management, Carson City District, Nevada. 257 pages.

Tingley, J.V., 1998.  Mining Districts of Nevada (second edition):  Nevada Bureau of Mines and Geology Report 47, 128 pages, 1:1,000,000.

Vann, J., Jackson, S and Bertoli, O., 2003. Quantitative Kriging Neighbourhood Analysis for the Mining Geologist – A Description of the Method with Worked Case Examples. In: Proceedings Fifth International Mining Geology Conference, pp 215-223 (The Australasian Institute of Mining and Metallurgy: Melbourne).

Zonge, 2010a.  Dipole – Dipole Complex Resistivity/IP and NSAMT Survey, Blackjack Project, Yerington, Nevada, Zonge Job# 10050, unpublished report for Entrée Gold Inc. May 2010. 48 pages.

Zonge, 2010b.  Dipole-dipole resistivity and IP, Ann Mason – Blue Hills Project, Yerington, Nevada, Zonge Job# 10134, unpublished logistical report for Entrée Gold Inc.  December 30, 2010.  41 pages.

Zonge, 2011. Logistical Report, Natural Source Audio-Frequency Magnetotellurics Survey, Ann Mason Project, Yerington, Nevada, Zonge Job # 11007, unpublished report for Entrée Gold Inc. April 19, 2011. 16 pages.

Ann Mason Project Technical Report	Match 2012

Websites

Association of Mineral Exploration of British Columbia, Porphyry Deposit Description: http://earthsci.org/mineral/mindep/depfile/por_dep.htm

Honey Badger Exploration Inc.
http://www.honeybadgerexp.com/

Quaterra Resources Inc.
http://www.quaterraresources.com/

Lincoln Mining Corp.
http://www.lincolnmining.com/

United States Environmental Protection Association (EPA), History of the Yerington Mine: http://yosemite.epa.gov/r9/sfund/r9sfdocw.nsf/vwsoalphabetic/Anaconda+Mine?OpenDocument

United States Environmental Protection Association (EPA), Status of the Yerington Mine: http://yosemite.epa.gov/r9/sfund/r9sfdocw.nsf/ce6c60ee7382a473882571af007af70d/59d0b332e173da4288257007005e9464!OpenDocument

Ann Mason Project Technical Report	Match 2012

20.0	DATE AND SIGNATURE PAGE

20.1	Date and Signature Page – Scott Jackson

The undersigned hereby sign off on this technical report, titled Technical Report and Updated Mineral Resource Estimate on the Ann Mason Project, Nevada, USA with an Effective Date of March 26, 2012 and a Signature Date of March 27, 2012.

Signed:

“Original document signed and sealed by
Scott Jackson, F.AusIMM”

Scott Jackson, F.AusIMM                                                                                            27 March, 2012

Ann Mason Project Technical Report	Match 2012

20.2	Date and Signature Page – Robert Cinits

The undersigned hereby sign off on this technical report, titled Technical Report and Updated Mineral Resource Estimate on the Ann Mason Project, Nevada, USA with an Effective Date of March 26, 2012 and a Signature Date of March 27, 2012.

Signed:

“Original document signed and sealed by
Robert Cinits, P.Geo.”

Robert Cinits, P.Geo.                                                                                            27 March, 2012

Ann Mason Project Technical Report	Match 2012

20.3	Date and Signature Page – Lyn Jones

The undersigned hereby sign off on this technical report, titled Technical Report and Updated Mineral Resource Estimate on the Ann Mason Project, Nevada, USA with an Effective Date of March 26, 2012 and a Signature Date of March 27, 2012.

Signed:

“Original document signed and sealed by
Lyn Jones, P.Eng.”

Lyn Jones, P.Eng.                                                                                            27 March, 2012

Ann Mason Project Technical Report	Match 2012